    As filed with the Securities and Exchange Commission on April 20, 2000

                                                      Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                         WESTERN MULTIPLEX CORPORATION
            (Exact name of registrant as specified in its charter)
                               ----------------
              Delaware               3679             52-219-8231
      (State of Incorporation)
           (Primary Standard Industrial Classification Code Number)
                                          (I.R.S. Employer Identification No.)

                             1196 Borregas Avenue
                          Sunnyvale, California 94089
                                (408) 542-5200
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               ----------------
                               Jonathan N. Zakin
                            Chief Executive Officer
                         Western Multiplex Corporation
                             1196 Borregas Avenue
                          Sunnyvale, California 94089
                                (408) 542-5200
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                               ----------------
                                  Copies to:
      William B. Brentani, Esq.                 Julie T. Spellman, Esq.
     Simpson Thacher & Bartlett                 Cravath, Swaine & Moore
        425 Lexington Avenue                       825 Eighth Avenue
      New York, New York 10017                  New York, New York 10019
           (212) 455-2000                            (212) 474-1000
                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                     Proposed    Proposed Maximum
                                                     Maximum        Aggregate
     Title of Each Class of         Amount To Be  Offering Price     Offering        Amount of
   Securities to be Registered       Registered      Per Unit        Price(1)     Registration Fee
--------------------------------------------------------------------------------------------------
Class A common stock, par value
 $.01 per share..................                                  $115,000,000       $30,360
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 20, 2000

PROSPECTUS


                            [WESTERN MULTIPLEX LOGO]


                                       Shares
                         Western Multiplex Corporation

                              Class A Common Stock
                                 $   per share

                                   --------

  We are selling     shares of our Class A common stock. The underwriters named
in this prospectus may purchase up to     additional shares of Class A common
stock from us to cover over-allotments.

  This is the initial public offering of our Class A common stock. We currently
expect that the initial public offering price will be between $   and $   per
share. We have applied for our Class A common stock to be included for quotation on the Nasdaq National Market under the symbol "WMUX."

                                   --------

  Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 5.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                             Per
                                                            Share Total
                                                            ----- -----
Initial Public Offering Price                               $     $
Underwriting Discount                                       $     $
Proceeds to Western Multiplex Corporation, before expenses  $     $

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about   , 2000.

                                   --------

Salomon Smith Barney                                             Lehman Brothers
                               CIBC World Markets

      , 2000

Inside Front Cover Graphics Description

   [The words "Global Presence" appear at the top of the inside front cover. The Western Multiplex logo appears to the left of the title. A world map appears at the center of the page. Blue dots mark the locations of our domestic sales offices. Red dots mark the locations of our international sales offices. Green dots mark the countries where our products were sold in 1999. A legend appears at the bottom of the page. The words "Western Multiplex broadband wireless systems have been sold in 34 countries" appear to the right of the legend.]

Inside Gatefold Graphics Description

   [The words "Applications for our Broadband Wireless Systems" appear at the top of the inside gatefold. The Western Multiplex logo appears to the left of the title. The diagram on the inside gatefold depicts the various applications of our systems:

  . Wireless operator infrastructure is depicted by a wireless tower that aggregates traffic from multiple mobile subscribers and connects to the Internet/fiber cloud using our Lynx systems. The words "Wireless Operator Infrastructure" identify this application.

  . Fiber extension is depicted by a building, the central office, which connects to the Internet/fiber cloud using our Lynx systems. The words "Fiber Extension" identify this application.

  . Campus and other private networks are depicted by multiple buildings in a campus environment that connect to a central building using our Tsunami systems and our Ubiquity systems, which are currently under development. The central campus building connects to the Internet service provider using our Lynx systems. The Internet service provider connects to the Internet/fiber cloud using our Lynx systems. The words "Campus and Other Private Networks" identify this application.

  . Last mile access is depicted by multiple residential homes that connect to an Internet service provider using our Ubiquity systems, which are currently under development. The words "Last Mile Access" identify this application.

   A legend at the bottom of the diagram illustrates the specific systems used in each of these applications, indicating that our Ubiquity systems are currently under development.]

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of our Class A common stock in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward Looking Statements........................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  31
Management...............................................................  44
Principal Stockholders...................................................  54
Material Relationships and Related Transactions..........................  57
Description of Capital Stock.............................................  61
U.S. Tax Consequences to Non-U.S. Holders................................  64
Shares Eligible for Future Sale..........................................  67
Underwriting.............................................................  69
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find More Information......................................  71
Index to Financial Statements............................................ F-1

                                 ------------

   Until       , 2000, all dealers that buy, sell or trade our Class A common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information found elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. Before deciding to invest in our Class A common stock, you should read the entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus.

                         Western Multiplex Corporation

   We are a global provider of broadband, or high-speed, wireless access systems that enable service providers, businesses and other enterprises to deliver data, voice and video services. We believe our fixed wireless systems address the growing need of our customers and end-users to rapidly and cost-effectively deploy high-speed communication networks. During the last eight years, we have developed proprietary technologies that have enabled us to introduce what we believe are some of the fastest, longest range and most reliable broadband wireless systems available, including our Lynx DS-3, currently the industry's fastest license-exempt wireless system.

   Our systems operate in both the licensed and license-exempt portions of the radio frequency spectrum. Our Lynx and Tsunami systems enable direct, or point-to-point, fixed wireless communication between two locations. Our Lynx systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. Our Tsunami systems are primarily used by service providers, businesses and other enterprises to expand or establish private networks carrying Internet traffic among multiple facilities. Our Ubiquity point-to-multipoint systems, which are currently under development, will enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub.

   We serve the global broadband wireless access market by selling our systems to service providers, businesses and other enterprises directly through our sales force and indirectly through distributors, value-added resellers and systems integrators. In 1999, we sold our systems to 480 customers in 34 countries. Our customers include AT&T Wireless Group, Bell Atlantic Corporation, GTE Corporation, Motorola Inc., Nextel Communications, Inc., Pacific Bell and Voicestream Wireless Corporation.

   Over the past decade, the amount of broadband data transmitted across communications networks has grown significantly due to the increased use of the Internet and bandwidth-intensive applications, which created an increase in demand for cost-effective, high-speed communications. In addition, deregulation in many countries has created an opportunity for new service providers to offer broadband data, voice and video services. Although there are a number of alternatives that deliver high-speed connections through existing wire line technologies, these solutions are often expensive and time consuming to install or unavailable. As a result, service providers, businesses and other enterprises are increasingly looking to high-speed wireless technologies to address the limitations of wire line solutions.

   Our broadband wireless access systems are used in a variety of applications in different markets, including:

  . Wireless operator infrastructure. Our wireless systems enable cellular and personal communication service providers to connect their base stations to other base stations and to existing wire line networks.

  . Fiber extension. Our systems enable service providers to extend the reach of the fiber backbone with products that combine the high transmission speeds and reliability of fiber optic cable with the flexibility, cost effectiveness and rapid deployment of wireless technologies.

  . Campus and other private networks. Our systems enable enterprises with multiple facilities, including those located in a campus environment, to connect their facilities to expand or establish private networks.

  . Last mile access. Our systems connect end-users with a service provider's central office, providing high-speed last mile access.

   Our objective is to be a leading global provider of broadband wireless access systems. Our strategy to accomplish this is to:

  . Capitalize on our technology expertise to rapidly introduce new products;

  . Utilize existing customer relationships to expand into new market segments;

  .  Increase our presence in international markets;

  . Aggressively market through distributors, value-added resellers and systems integrators; and

  .  Expand through acquisitions.

   Our principal executive offices and manufacturing facilities are located at 1196 Borregas Avenue, Sunnyvale, California 94089. Our telephone number is
(408) 542-5200. The predecessor to our company was originally incorporated in California on December 17, 1979. On November 1, 1999, the predecessor merged into Western Multiplex Corporation, a Delaware corporation, with Western Multiplex Corporation as the surviving entity in the merger.

                                  The Offering

   Except as otherwise noted, the term "common stock" throughout this prospectus means our Class A common stock, which will be our only class of common stock outstanding upon completion of the offering.

Common stock offered..............
                                        shares

Common stock outstanding after          shares
the offering......................

Use of proceeds...................  We expect to use a portion of the net proceeds from the offering to repay
                                    outstanding indebtedness. We intend to use the remainder of the net proceeds of the offering primarily for general corporate purposes, including working capital, expansion of our engineering organization, product development programs, sales and marketing capabilities, and general administrative functions and capital expenditures, as well as acquisitions.

Proposed Nasdaq National Market
symbol............................  "WMUX"

   The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of March 31, 2000. This number excludes:

  . 4,578,227 shares of common stock that we may issue upon the exercise of options outstanding as of March 31, 2000 at a weighted average exercise price of $.54 per share;

  . 4,370,000 shares of common stock that we may issue upon the exercise of warrants outstanding as of March 31, 2000 at a weighted average exercise price of $.50 per share, all of which will be exercisable on the date of the offering.

                                  ------------

   Unless otherwise indicated, all information contained in this prospectus:

  . assumes no exercise of the underwriters' option to purchase up to additional shares of common stock to cover over-allotments, if any;

  . reflects the automatic conversion at a one-to-one ratio of all outstanding shares of our Class B common stock into shares of Class A common stock immediately prior to the completion of the offering; and

  .  reflects the initial public offering price of $   per share, the mid-
     point of the initial offering price range per share set forth on the cover of this prospectus.

   Some of the financial data contained in this prospectus reflects the effect of rounding.

                             Summary Financial Data

   The summary financial data below should be read together with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

                                          Years Ended December 31,
                          --------------------------------------------------------
                             1995        1996        1997       1998       1999
                          ----------- ----------- ---------- ---------- ----------
                          (unaudited) (unaudited)
                              (in thousands, except share and per share data)
Income Statement Data:
Revenue.................  $   18,259  $   28,012  $   32,108 $   32,903 $   44,750
Cost of revenue.........       8,749      12,270      16,039     17,703     22,470
                          ----------  ----------  ---------- ---------- ----------
Gross profit............       9,510      15,742      16,069     15,200     22,280
                          ----------  ----------  ---------- ---------- ----------
Income from operations..       2,315       7,513       6,039      3,553      7,524
Recapitalization costs..         --          --          --         --      (3,050)
Net income..............  $    1,751  $    5,944  $    4,096 $    2,168 $    1,240
                          ==========  ==========  ========== ========== ==========
Basic and diluted
 earnings per share.....  $      .02  $      .07  $      .05 $      .03 $      .02
                          ==========  ==========  ========== ========== ==========
Shares used to compute
 basic and diluted
 earnings per share.....  80,000,000  80,000,000  80,000,000 80,000,000 73,000,000
                          ==========  ==========  ========== ========== ==========

                                                              December 31, 1999
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands)
Balance Sheet Data:
Cash........................................................ $ 1,913    $
Working capital.............................................   4,627
Total assets................................................  43,322
Long-term debt less current portion.........................  19,153
Total stockholders' equity..................................  11,152

   The pro forma as adjusted balance sheet data reflects (1) the acquisition by us of Ubiquity Communication, Inc. on March 24, 2000 and (2) our sale of shares of common stock in the offering at an initial public offering price of
$    per share, the mid-point of the initial price range per share set forth on the cover of this prospectus, after deducting the underwriting discount, estimated offering expenses payable by us, and the receipt and application of the net proceeds from the offering. See "Use of Proceeds."

                                  RISK FACTORS

   Investing in our common stock involves a high degree of risk. If any of the following risks occur, our business, operating results and financial condition could be harmed. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock.

Risks Related to Our Business

Our current operating results depend on the sale of our point-to-point Lynx and Tsunami systems and, if these products become obsolete, our revenue may decline.

   We currently derive substantially all of our revenue from our Lynx and Tsunami systems and we expect that this will continue for the near future. If the market demand for our Lynx and Tsunami systems declines, and we fail to market or develop any new or enhanced products in a timely and cost-effective manner, our revenue will decline. The market for broadband wireless access systems is characterized by rapidly changing technology and evolving industry standards. If the prices of existing broadband access solutions, including wire line technologies, continue to decline, demand for our products is likely to decrease. In addition, the introduction of new products or alternative technologies by our competitors, many of whom have more extensive research and development capabilities than we do, could render our products obsolete. As a result, our revenue may decline.

If we do not complete development of our Ubiquity point-to-multipoint systems on a timely basis or successfully introduce these systems, our prospects and competitive position may significantly decline.

   Historically, our operations have focused on the point-to-point segment of the broadband wireless access market. In an effort to remain competitive and grow our business, we have recently decided to enter the point-to-multipoint segment of the market.

   To enter this market, we acquired Ubiquity Communication, Inc. on March 24, 2000. Through the acquisition, we acquired point-to-multipoint technology that will be used in our Ubiquity point-to-multipoint systems. We believe our future prospects are dependent on our ability to successfully enter the point-to-multipoint market with our Ubiquity products.

   Our point-to-multipoint products are still under development. As a result, you should not rely on our recent results as an indication of our future results in making an investment decision but should instead evaluate our prospects in light of the risks, expenses and challenges we will encounter because of our recent focus on this new market segment.

   Any delay in our schedule to introduce our point-to-multipoint products could significantly harm our future prospects and competitive position. We do not expect to begin beta testing, the final stage of development, for these products until later in 2000, and we do not expect to ship them to customers until 2001. We have experienced delays in the past in introducing new products and product features and we may experience delays in the development of our Ubiquity products that could prevent us from introducing these products on schedule.

   In addition, if our Ubiquity point-to-multipoint products are not competitive or if the commercial market for point-to-multipoint products does not materialize, our revenues and future prospects will suffer. Even if our Ubiquity products are available on a timely basis, other factors may impede the success of our point-to-multipoint broadband wireless access solutions for our customers. Moreover, some of our competitors already are selling point-to-multipoint broadband wireless access systems, and there is often an advantage to companies that are among the first to introduce new products.

If we cannot manage the expansion of our international sales, our business would be adversely affected.

   Sales outside the United States and Canada accounted for approximately 23% of our sales in 1999. We expect to derive a greater portion of our revenue from international markets in the future and to expand into new geographic markets. Our failure to manage this expansion could lead to delays in sales and delivery of our products, unanticipated costs and the diversion of management attention and resources from our U.S. sales, which could cause our U.S. business to decline. To successfully expand international sales, we must expand our international operations, recruit additional international sales and support personnel and expand our relationships with international distributors and value-added resellers. This expansion will require significant management attention and financial resources. Sales outside the United States also frequently involve additional risks and difficulties, including:

  .  licenses, tariffs and other trade barriers imposed on our products;

  . exchange rate fluctuation that may make our products more expensive to the end-users;

  . extended collection time for receivables and reduced ability to enforce payment obligations;

  .  political and economic instability;

  . compliance with a wide variety of regulatory laws relating to communications equipment;

  . competition from local manufacturers that are subsidized or otherwise supported and protected by their government; and

  .  reduced protection for intellectual property in some countries.

If we are unable to develop products that comply with a wide range of regulatory standards, we could lose sales.

   Because we sell our products in various countries, we are subject to extensive regulation by both the United States and foreign governments. Many countries require communications equipment used in their country to comply with specific regulations, including safety regulations and radio frequency allocation schemes and standards. Failure of our products to comply, or delays in compliance, with the various regulations and standards could delay the introduction or hinder the sale of our products.

   In addition, if compliance with regulatory standards in new foreign markets proves to be more expensive or time consuming than we anticipate, we may experience delays in filling orders and our customers may cancel their orders or be deterred from placing orders with us in the future. As a result, we could lose sales.

   Some countries have not yet completed their radio frequency allocation process, and we therefore do not know the standards with which we will need to comply in order to sell our products in those markets. Because we plan to increase our international sales in the future, either directly through our sales force or indirectly as our current customers enter new markets, it will become increasingly important for us to develop and modify our products to comply with the various regulations of each of the countries in which we sell or plan to sell our products. We may not have experience with the regulatory requirements of these new markets and, as a result, may encounter delays in adapting our products to comply with the frequency requirements and other regulatory requirements that exist in those markets.

Because we depend on single source and limited source suppliers for key components, we could experience disruptions in supply that could delay or decrease our revenue.

   We and our contract manufacturers depend on single or limited source suppliers for several key components used in our products. Any disruptions in the supply of these components could delay or decrease our revenues. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. We do not have any contracts with our suppliers. If, for any reason, a supplier fails to meet our quality and quantity requirements or stops selling components to us or our contract manufacturers at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product image problems. Because the components with sole or limited sources are key components that are complex, difficult to manufacture and require long lead times, we may have difficulty finding alternative suppliers to produce our components on a timely basis. We have experienced shortages of some of these components in the past, which delayed related revenue, and we may experience shortages in the future. In addition, because the majority of our products have a short sales cycle of between 30 and 90 days, it is difficult to make long term forecasts of our product needs. As a result, we could experience shortages in supply.

We depend on three contract manufacturers to produce our products. If these manufacturers are unable to fill our orders on a timely basis, we will likely be unable to deliver our products to meet customer orders.

   We depend on three contract manufacturers to produce our products. We have only recently entered into relationships with two of these contract manufacturers, and we do not have contracts with any of them. If these contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue. Our reliance on contract manufacturers involves a number of risks, including:

  . our manufacturers' potential inability to develop high-speed testing and manufacturing methods appropriate for our products;

  . their lack of willingness to devote adequate capacity to produce our products;

  . their inability to maintain continuing relationships with suppliers of our components; and

  . the reduction of our control over delivery schedules and costs of our products.

If any of these risks are realized, we could experience an interruption in supply, which could delay or decrease our revenue.

The average selling prices of our products have been declining, and we may be unable to achieve the manufacturing cost reductions and improvements required in order to remain profitable.

   The average selling prices of our products have been declining in recent years primarily due to an increased percentage of total domestic sales being made through distributors and value-added resellers, which involve lower prices than our direct sales. Our prices have also declined due to our increased international sales, which are generally made through distributors and value-added resellers and have typically involved greater quantities of lower speed products with significantly lower prices. This trend is expected to continue because one of our strategies is to increase the percentage of our total sales that occur through distributors and value-added resellers and in international markets. If we do not reduce our production costs and other expenses, we may not be able to offset this continuing decline and remain profitable. We also must continue to develop and introduce on a timely basis new systems that can be sold at higher average selling prices. Failure to develop these new systems would cause our revenue and gross profits to decline.

   This risk from declining average selling prices may intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force us to reduce our prices over time. As broadband wireless access systems become more widely deployed, the price of these products will decline. Under some circumstances, we may be forced to reduce our prices even if it causes us to decrease our gross profit or to take a loss on our products. We may also be unable to reduce sufficiently the cost of our products to enable them to compete with other broadband access technologies such as high-speed access lines leased from an incumbent carrier, commonly known as leased lines. Recently, the prices of these leased lines have declined significantly in many countries. In order to remain competitive, we need to design our products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that we will be successful in designing our products to allow our contract manufacturers to use these low-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow us to significantly reduce the price of our products or prevent our gross profit from declining as our prices decline.

We expect quarterly revenue and operating results to vary significantly in future periods, which could cause our stock price to fluctuate.

   Our quarterly revenue and income from operations have varied and are likely to continue to fluctuate significantly from quarter to quarter. For the four quarters during the year ended December 31, 1999, our quarterly revenue varied from $8.6 million to $15.6 million. If our quarterly revenue or income from operations results fall below the expectations of securities analysts or investors, the price of our common stock could fall substantially.

   Our quarterly results may fluctuate for many reasons, including the following:

  .  seasonal factors that may affect capital spending by customers;

  .  the timing and size of orders for our products;

  . the mix of our products sold because our products generate different gross margins;

  . our ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;

  . our ability to obtain sufficient supplies of components for our products for which our contract manufacturers have a sole supply source or which require a long lead time to produce;

  . cost pressures from shortages of skilled technical, sales and marketing employees, increased product development and other factors;

  .  a failure to achieve cost reductions;

  .  a decrease in the average selling prices of our products;

  . delays in deliveries to distributors, value-added resellers and other customers; and

  . manufacturing capacity constraints, which affect our ability to fulfill orders.

   We have experienced disruptions in our operations from some of the factors listed above. For example, seasonal factors have often made our revenue stronger in the last two quarters of the year. We may experience fluctuations and other disruptions again in the future.

Our products are highly complex and may contain defects or errors that are detected only after deployment in complex networks and which, if detected, could harm our business.

   Our products are highly complex, are designed to be deployed in complex networks and may contain undetected defects or errors. The occurrence of any defects or errors could result in: failure to achieve market acceptance and loss of market share, cancellation of orders, increased service and warranty costs, diversion of resources, legal actions by our customers and end-users, increased insurance costs, and other losses to us or to end-users.

   Although our products are tested both during manufacturing and prior to deployment, they can only be fully tested when deployed in commercial networks. As a result, end-users may discover defects or errors or experience breakdowns in their networks after our products have been deployed. If defects or errors are discovered, we may not be able to successfully correct them and our revenue could decline. End-users have discovered errors in our products in the past and may discover errors in our products in the future.

Our future success will depend in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could cause us to lose sales and any competitive advantage we have.

   Our success depends to a significant degree upon our ability to protect and preserve our product and manufacturing process designs and other intellectual property. However, we may be unable to prevent third parties from using our technology without our authorization or independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome and costly and we may not prevail. We rely on the patent, trademark, copyright and trade secret laws of the United States to protect our intellectual property rights.

   Although we have several U.S. patents that relate to our Ubiquity point-to-multipoint technology and several pending U.S. patents that relate to our Ubiquity technology and our Lynx and Tsunami point-to-point technology, we generally do not seek patent protection for our technology in the United States or abroad, and we do not have any international patents or pending patents. Our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. With respect to our pending patent and trademark applications, we may not be successful in securing the registration of these items. Our failure to secure these registrations may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, even if the pending patents are granted, they may not provide us with any competitive advantage.

   We currently have several U.S. trademarks that cover our name and logo but have not yet secured trademarks that cover our product brand names. While we have applied to register trademarks covering our Lynx and Tsunami brand names, we do not know whether the U.S. Patent and Trademark Office will grant us registrations for these trademarks. Although we do sell products internationally and plan to increase our international sales in the future, to date, we have not applied for any service marks or trademarks in any foreign country. Should we decide to apply to register our service marks or trademarks in a foreign country, there is no guarantee that we will be able to secure these registrations. Our failure to secure registrations for our pending U.S. trademark applications, or any foreign applications we decide to file in the future, may limit our ability to protect the intellectual property rights that these applications were intended to cover.

   Violations by others of our confidentiality or non-disclosure agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our revenue and operating results to decline. To protect our proprietary technology, we limit access to it, treat portions of it as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to it. We cannot be certain, however, that the parties who have signed these agreements are abiding by these agreements. If any party to these agreements was to violate their agreement with us and disclose our proprietary technology to a third party, we may be unable to prevent the third party from using this information. Because a significant portion of our proprietary technology consists of specialized knowledge and technical expertise developed by our employees, we have a program in place designed to insure that our employees communicate any developments or discoveries they make with other employees. However, employees may choose to leave our company before transferring their knowledge and expertise to our other employees.

Claims that we infringe third-party intellectual property rights could result in significant expenses and restrictions on our ability to sell our products in particular markets.

   We have agreed to indemnify some of our customers for intellectual property infringement claims relating to our products. From time to time, third parties may assert claims against us or our customers for infringement of their intellectual property rights. Any infringement claims could result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays, require us to enter into royalty or licensing agreements, require us to pay damages, harm our reputation or prevent us from making or selling certain products. Moreover, if we were to discover that any of our products violated the intellectual property rights of a third party, we might be unable to redesign our products to avoid violating their rights or obtain a license on commercially reasonable terms to use their intellectual property.

   We currently sell our products internationally and plan to increase our international sales in the future. Because we do not have any patent or trademark protection in countries outside of the United States, we may face an increased risk of infringement claims in international markets where we sell our products. As a result, we could face an increased risk of third parties bringing infringement claims against us.

If we fail to manage our growth, our business, financial condition and prospects could suffer.

   We have expanded our operations in recent years, and we anticipate that further expansion will be required to address the potential growth in our customer base and market opportunities. This expansion places a significant strain on our management, technological, administrative, manufacturing and financial resources and involves increased expenses for, among other things, new personnel, additional office space and associated administrative activities. If our current operations suffer due to the strain on resources caused by this planned expansion, or if our sales do not correspondingly increase with the increases in our expenses, our business and prospects for the future could suffer.

   We recently hired new employees, including a number of key managerial and operations personnel. Failure to properly train and integrate these new employees into our business may result in disruptions in our operations. We may also have difficulties successfully identifying and exploiting existing and potential market opportunities if our staffing is inadequate.

   In addition, our current and planned expansion may be inadequate to support our future operations. For example, as we continue to grow our business, we will need to find additional facilities for expanding our manufacturing facilities and office space. Office space and other facilities are expensive and difficult to find in Northern California, where we currently operate. We may experience difficulties finding suitable locations and these facilities may only be available at a significant additional expense.

We currently derive a substantial portion of our revenue from a limited number of distributors. A decrease or loss in business from any of them could harm our business.

   We generate a significant amount of revenue from three distributors. For the year ending December 31, 1999, approximately 32% of our revenue was derived from these three distributors, and approximately 19% of our revenue was derived from one of these distributors. We do not have long-term contracts with any of these distributors. The loss of business from any of these distributors or the delay of significant orders from them, even if only temporary, could reduce or delay our recognition of revenue, harm our reputation in the industry or reduce our ability to accurately predict cash flow. Accordingly, unless and until we diversify and expand our customer base, our future success will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors.

If our current distributors and value-added resellers terminate their relationships with us or do not aggressively market our products, and we cannot identify appropriate replacements, our revenue will decline.

   If our current distributors and value-added resellers terminate their relationships with us or elect to market, more aggressively than our products, alternative broadband access solutions or products of our competitors, our revenue will decline. We have no agreements for minimum purchase commitments from our distributors or value-added resellers and our relationships with most of them are non-exclusive. Many of our distributors also market alternative broadband access solutions or a competitor's similar products. We cannot control the amount and timing of resources that our distributors and value-added resellers devote to our products. In the event of any problem with our current distributors and value-added resellers, we may not be able to find a replacement with the appropriate customer base for our products or that will be willing to enter into a relationship with us on terms acceptable to us. If and to the extent we experience an increase in the future in the percentage of our sales made as a result of our relationships with systems integrators, we will face the same risks with them as described for distributors and value-added resellers.

If we fail to identify appropriate acquisition opportunities or to integrate the operations of acquired companies with our own operations, or if acquired companies fail to perform as expected, our business could be adversely affected.

   One component of our business strategy is to expand our presence in new and existing markets by acquiring additional businesses that would complement our current products, enhance our technological capabilities or offer growth opportunities. We may not identify or complete these acquisitions in a timely manner, on a cost effective basis or at all, and we may not realize the benefits of any acquisition. Any of these factors may adversely affect our business by diverting management attention and resources from our existing business.

   We have limited experience in acquisition activities and may have to devote substantial time and resources in order to identify acquisition opportunities, which may not be successful, or if successful, to complete acquisitions and integrate them into our existing operations. In addition, in the event of any future acquisitions, we could issue stock that would dilute our current stockholders' percentage ownership, or incur debt or assume unknown or contingent liabilities that could affect our profitability. Moreover, acquisitions may involve investment related or other charges and amortization of acquired technology, goodwill and other intangible assets, any of which could adversely affect our results of operations. We also face risks of entering markets in which we have no or limited prior experience.

   We recently acquired Ubiquity Communication, Inc., which develops point-to-multipoint technology that we will use in our Ubiquity products, which are currently under development. We cannot assure you that we will succeed in integrating Ubiquity Communication's operations, or the operations of any other companies we may acquire, into our existing operations. If any of the following events occur, our business could be adversely affected:

  .  loss of key personnel with specialized technology and product knowledge;

  .  failure to integrate operations, technologies, products and personnel;

  .  failure of one or more acquired companies to perform as expected;

  . unexpected costs or liabilities relating to our acquisitions are incurred; or

  . failure of expected operating efficiencies from acquisitions to materialize.

If a natural disaster occurs in Northern California, where our headquarters and our contract manufacturers are located, our business could be disrupted.

   Our corporate headquarters and those of our contract manufacturers are located in Northern California. Northern California historically has been vulnerable to natural disasters such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers' properties. We and two of our contract manufacturers do not have alternative sites at which we or they could operate in the event of a natural disaster. As a result, if a natural disaster were to occur, our business could suffer.

Risks Related to Our Industry

Our business will be harmed if the demand for wireless services in general and broadband wireless access systems in particular does not continue to grow.

   The wireless telecommunications industry has recently experienced a high rate of growth both in the United States and internationally. Our success is dependent on the continued trend toward wireless telecommunications and data communications services. If the rate of growth slows and service providers reduce their capital investments in wireless infrastructure or fail to expand into new geographic markets, our business may be harmed. In addition, broadband wireless access solutions are unproven in the marketplace and some of the technologies, such as wireless point-to-multipoint technology, have only been commercially introduced in the last few years. If broadband wireless access technology turns out to be unsuitable for widespread commercial deployment, it is unlikely we could generate enough sales to sustain profitability. Many factors will influence the success or failure of broadband wireless access technology, including:

  . its capacity to handle growing demands for faster transmission of increasing amounts of data, voice and video;

  . its cost-effectiveness and performance compared to other forms of broadband access, whose prices and performance continue to improve;

  .  its reliability and security;

  .  whether the products can be manufactured in sufficient volume;

  .  its suitability for a sufficient number of geographic regions;

  . the availability of sufficient frequencies for network service providers to deploy products at commercially reasonable rates;

  . the availability of sufficient site locations for network service providers to install products at commercially reasonable rates; and

  . safety and environmental concerns about broadband wireless transmissions.

In addition, factors adversely affecting the demand for wireless services generally, such as allegations of health risks associated with the use of wireless technologies, could slow or delay the deployment of wireless networks. These factors, as well as future legislation, legal decisions and regulation relating to the wireless telecommunications industry may slow or delay the deployment of wireless networks, which would harm our business and operating results.

If we do not develop new products and new product features that keep pace with technological advances and respond to customer requirements in a timely manner, customers may not buy our products.

   If new industry standards emerge that we do not anticipate or adapt to, our products could be rendered obsolete and our business could be harmed. Our revenue is derived primarily from sales of our various product lines. We expect that revenue from product sales will continue to be our primary revenue source. If we do not develop new products or enhancements on a timely basis, or if any of our new products or product features do not achieve market acceptance, customers may not purchase our products. A number of factors, including design or manufacturing difficulties, could delay or prevent us from developing, introducing or marketing new products or enhancements. In addition, our competitors may introduce new products before we do and achieve a competitive advantage by being among the first in our markets. Because adaptation of our products may be costly, our operating results could suffer as we make the necessary adjustments to our products. We have experienced and may in the future experience delays in our product development, introduction and marketing, any of which could result in a loss of revenue.

Broadband wireless access solutions have some disadvantages and limitations as compared to other alternative broadband access solutions that may prevent widespread adoption, which could hurt our profitability and prospects.

   Broadband wireless access solutions, including point-to-point and point-to-multipoint systems, compete with other high-speed access solutions such as digital subscriber lines, cable modem technology, fiber optic cable and other high-speed wire line and satellite technologies. If the market for our point-to-point and point-to-multipoint solutions fails to develop or develops more slowly than we expect due to this competition, our sales opportunities and profitability would be harmed. Many of the alternative technologies can take advantage of existing installed infrastructure and are generally accepted to be reliable and secure. As a result, they have already achieved significantly greater market acceptance and penetration than broadband point-to-point and point-to-multipoint broadband wireless access technologies. Moreover, current point-to-point and point-to-multipoint broadband wireless access technologies have inherent technical limitations that may inhibit their widespread adoption in many areas, including the need for line-of-sight installation and, in the case of operating frequencies above 11 GHz, reduced communication distance in bad weather.

   We expect point-to-point and point-to-multipoint broadband wireless access technologies to face increasing competitive pressures from both current and future alternative technologies. In light of these factors, many service providers may be reluctant to invest heavily in broadband wireless access solutions.

The broadband wireless access industry is intensely competitive, and our failure to compete effectively could hurt our sales and reduce our margins.

   The market for broadband wireless access equipment in general and the markets for point-to-point and point-to-multipoint technologies specifically are rapidly evolving and highly competitive. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve, which could hurt our sales and reduce our profitability due to pricing pressures. A number of companies already have begun selling point-to-multipoint products and may have a competitive advantage over us because there is often a significant advantage to being among the first to market. Several large telecommunications equipment suppliers, including Alcatel, Cisco Systems, Inc., Ericsson Business Networks AB, Lucent Technologies Inc. and Nortel Networks Corporation, as well as a number of smaller companies, including Adaptive Broadband Corp., P-Com, Inc., Proxim Inc., Netro Corporation and Wi-Lan Corp., have developed or are developing products that compete with one or more of our products. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. These competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain market share rapidly, which would hurt our business.

Many service providers that use broadband wireless access technologies are emerging companies with unproven business models.

   Many of our new service provider customers are emerging companies with limited access to capital, few customers and developing networks. If these service providers fail or we lose them as customers, our revenues would decline. Because the broadband wireless access market is intensely competitive, service providers typically are forced to reduce their monthly access charges to attract and retain end-users. Any reduction in monthly access charges decreases the amount of capital available for service providers to invest in additional broadband wireless infrastructure. As a result, these service providers may become under-capitalized and may not be able to remain in business for a substantial period of time.

Our business would be harmed if we fail to attract, hire, and retain qualified personnel.

   Competition for personnel in our industry and in Northern California where we are located is intense, and we may not be successful in attracting and retaining qualified personnel. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively. There are only a limited number of people in the job market with the requisite skills, particularly people with radio frequency technology expertise. We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits in the Northern California labor market. In addition, as a public company we may find it more difficult to attract personnel and we may have to increase compensation. We are also dependent on the continued contributions of our principal sales, engineering and management personnel, many of whom would be difficult to replace.

Broadband wireless products could malfunction due to radio interference or adverse weather conditions which could adversely affect our financial and competitive position.

   Many of our customers provide telecommunications services in large metropolitan areas where wireless traffic is heavy. If multiple wireless systems are operating in these service areas concurrently with our products, the radio frequencies on which our products operate could become saturated, resulting in signal interference. This interference could cause the quality or availability of our customers' transmissions to decrease or could cause our products to fail, which would lead to:

  .  service delays and interruptions;

  .  a loss or delay in market acceptance and sales of our products;

  .  cancellation of orders;

  .  diversion of development resources;

  .  injury to our reputation; and

  .  increased maintenance and warranty costs.

Interference caused by severe weather conditions could cause similar failures. The ability of our products to provide our customers with high quality and reliable transmissions at all times and under a variety of adverse conditions is key to our success.

Line-of-sight restrictions inherent in broadband wireless access products may limit deployment and could have an adverse effect on our sales.

   Broadband wireless access products require a direct line-of-sight, which may limit the ability of service providers to deploy them in a cost-effective manner and could harm our sales. Because of line-of-sight limitations, service providers often install broadband wireless access equipment on the rooftops of buildings and on other tall structures. Before undertaking these installations, service providers must generally secure roof rights from the owners of each building or other structure on which the equipment is to be installed. The inability to easily and cost-effectively obtain roof rights may deter customers from choosing to install broadband wireless access equipment, which could have an adverse effect on our sales.

Risks Related to the Offering and Ownership of Our Common Stock

The market price of our common stock is likely to be volatile and you may not be able to resell your shares at or above the initial public offering price.

   Previously, there has not been any public market for our common stock, and we cannot predict the extent to which investors' interest will lead to a liquid trading market. The initial public offering price for the shares will be determined by negotiations with us and the representative of the underwriters and may not be indicative of the prices that will prevail in the trading market. The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. Fluctuations may occur in response to the risk factors listed in this prospectus and for many other reasons, including:

  . our financial performance or the performance of our competitors and similar companies;

  . changes in estimates of our performance or recommendations by securities analysts;

  .  failure to meet financial projections for each fiscal quarter;

  .  technological innovations or other trends in our industry;

  .  the introduction of new products by us or our competitors;

  .  the arrival or departure of key personnel;

  . acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  . market conditions in the industry, the financial markets and the economy as a whole.

   In addition, the stock market in general and technology stocks in particular have recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. When the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Control by our existing stockholders will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage potential acquisitions of our company by third parties.

   We anticipate that our executive officers and directors and the entities affiliated with them, together with the current holders of more than 5% of our equity, including Ripplewood Partners, L.P. and its affiliates, will own
approximately   % of our outstanding common stock following the completion of this offering. This concentration of ownership could have the effect of delaying or preventing a change of control of our company or otherwise discourage a potential acquiror from obtaining control of us, which could have an adverse effect on the market price of our common stock or prevent you from realizing a premium over the market price of your shares. Our current stockholders will be able to influence significantly all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions.

Future sales of common stock by our existing stockholders could cause our stock price to decline.

   If our current stockholders sell substantial amounts of common stock in the public market, including shares that we may issue upon the exercise of outstanding options and warrants, the market price of our common stock could decline. The perception among investors that these sales may occur could produce the same effect. After the offering, shares owned by our current stockholders and holders of options and warrants to acquire our common stock, assuming the exercise of all options and warrants, including those of our
directors and executive officers, are expected to constitute approximately   %
of our total outstanding common stock, or   % if the underwriters' over-
allotment option is exercised in full. Following the expiration of a 180-day lock-up period to which substantially all of the shares held by current stockholders will be subject, our shares of common stock may become available in the public market.

   After the offering, the holders of approximately 46,239,351 shares of our common stock, including shares issuable upon the exercise of outstanding warrants, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file. By exercising these registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we were to include their shares in a registration statement, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of the offering.

We have anti-takeover defenses in our amended and restated certificate of incorporation and bylaws, and Delaware law contains provisions that could delay or prevent an acquisition of our company, which could depress our stock price or lessen any premium over market price that an acquiror might pay.

   Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock--Anti-Takeover Provisions in Delaware Law and Our Amended and Restated Certificate of Incorporation" for a more detailed description of these provisions.

You will suffer immediate and substantial dilution because the net tangible book value of shares purchased in the offering will be substantially lower than the initial public offering price.

   The net tangible book value per share of our common stock, adjusted to reflect the net proceeds we receive from the offering, will be substantially below the initial public offering price. You will therefore incur immediate and
substantial dilution of $   per share at the initial public offering price of
$   per share, the mid-point of the initial offering price range per share set forth on the cover of this prospectus. As a result, if we are liquidated, you may not receive the full amount of your investment.

Our stock option plan may cause us to incur additional expense and cause you to suffer further dilution.

   Our outstanding options under our stock option plan have a weighted average exercise price of $.54 per share. We will incur substantial deferred stock compensation related to the difference between the exercise price per share under the stock option plan and the deemed fair value of the shares at the time the options were granted. We will recognize a compensation expense over the vesting period of three years for such options. Furthermore, the exercise of the options will cause you to suffer further dilution.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

   In various places in this prospectus we use statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future plans, objectives, and expectation and financial performance. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expects, intends, plans, anticipates, believes, estimates, predicts, potential, continue, or the negative of these terms or other similar expressions.

   We caution prospective purchasers of our common stock that forward-looking statements are not guarantees of future performance and that they may involve risks and uncertainties. Actual events may differ from those in the forward-looking statements as a result of various factors. Many of these factors are beyond our control and our actual results could differ materially from those discussed in these statements. The "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Business" sections of this prospectus identify important factors that could cause these differences. If any of these factors were to occur, then the results in these statements could be significantly different.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, except pursuant to any disclosure requirements and reporting obligations under applicable securities laws.

                                USE OF PROCEEDS

   We expect to receive net proceeds of approximately $   million from the sale
of     shares of common stock in the offering, or approximately $   million
from the sale of     shares of common stock if the underwriters exercise their
over-allotment option in full. These estimates reflect an initial public
offering price of $   per share, the mid-point of the initial offering price
range per share set forth on the cover of this prospectus and the deduction of the underwriting discount and commissions and estimated offering expenses payable by us.

   We expect to use a portion of the net proceeds from the offering to repay outstanding indebtedness. We expect to use approximately $2.0 million of the net proceeds from the offering to repay outstanding indebtedness under our revolving credit facility which expires on November 1, 2002. The interest rate of the revolving credit loans to be repaid was 8.8% as of April 19, 2000. We have used the borrowings under the revolving credit facility to finance our working capital needs. We expect to use approximately $10.0 million of the net proceeds to prepay a term loan which matures on November 1, 2002, referred to as Term Loan A. In addition, we expect to use approximately $12.0 million of the net proceeds to prepay a term loan which matures on November 1, 2004, referred to as Term Loan B. The interest rate of Term Loan A and Term Loan B was 8.8% and 11.3%, respectively, as of April 19, 2000. Term Loan A and Term Loan B are required to be repaid in full as a result of the offering. We used the borrowings under Term Loan A and Term Loan B to effect the recapitalization of Western Multiplex which occurred on November 1, 1999. For a description of the recapitalization transaction, see "Material Relationships and Related Transactions."

   We intend to use the remainder of the net proceeds of the offering primarily for general corporate purposes, including working capital, expansion of our engineering organization, product development programs, sales and marketing capabilities, and general administrative functions and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments and are not currently engaged in any negotiations for any acquisition or joint venture.

   We have not identified the specific use of the net proceeds due to the flexible nature of our planning process. The amounts that we actually expend for general corporate and other purposes will vary significantly depending on a number of factors, including future sales growth and the amount of cash we generate from operations, if any. As a result, we will retain broad discretion in the allocation of and reserve the right to change the use of net proceeds of the offering. Because of this discretion, we may use the net proceeds of the offering in ways with which you disagree. Pending the use of the proceeds described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   In 1997, we declared and paid $11.6 million of dividends to GTI Acquisition Corp., our parent company at that time. We do not expect to pay any dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance future growth. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of December 31, 1999:

  .  on an actual basis;

  .  on a pro forma basis after giving effect to:

    . the conversion at a one-to-one ratio of all outstanding shares of our Class B common stock into shares of Class A common stock immediately prior to the completion of the offering;

    . the issuance of 3,869,351 shares of our Class B common stock to WMC Holding Corp. from January 1, 2000 through March 31, 2000 for $1.9 million; and

    . the issuance of 692,772 shares of Class A common stock and the 137,726 shares of our Class A common stock reserved for issuance upon the exercise of the options assumed in connection with the acquisition of Ubiquity Communication, Inc. on March 24, 2000; and

  .  on a pro forma as adjusted basis giving effect to the sale of     shares
     of common stock at an initial public offering price of $   per share,
     the mid-point of the initial price range per share set forth on the cover of this prospectus, after deducting the underwriting discount, estimated offering expenses payable by us, and the receipt and application of the net proceeds from the offering. See "Use of Proceeds."

                                                      December 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  as Adjusted
                                                --------  ---------  -----------
                                                  (in thousands, except per
                                                         share data)
Cash........................................... $  1,913  $  3,848    $
                                                ========  ========    ========
Long-term debt, less current portion........... $ 19,153  $ 19,153         --

Stockholders' equity:
  Common stock, Class A, par value $.01;
   authorized 100,000,000; no shares issued and
   outstanding on an actual basis;
   42,562,123 issued and outstanding on a pro
   forma basis;     issued and outstanding on a
   pro forma as adjusted basis.................      --        846
  Common stock, Class B, par value $.01;
   authorized 100,000,000; 38,000,000 issued
   and outstanding on an actual basis;
   no shares issued and outstanding on a pro
   forma basis or on a pro forma as adjusted
   basis.......................................      800       --          --
  Additional paid-in capital...................   30,575    37,313
  Stock options assumed in connection with the
   Ubiquity acquisition........................      --        696         696
  Treasury stock...............................  (21,000)  (21,000)    (21,000)
  Retained earnings............................      777       777         777
                                                --------  --------    --------
    Total stockholders' equity.................   11,152    18,632
                                                --------  --------    --------
Total capitalization........................... $ 30,305  $ 37,785    $
                                                ========  ========    ========

                                    DILUTION

   Dilution is the amount by which the initial public offering price paid by the purchasers of common shares in the offering exceeds the net tangible book value per common share after the offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the aggregate number of common shares outstanding on the date net tangible book value is determined.

   As of December 31, 1999, we had a historical net tangible book value (deficit) of $(7,400,000) or $(.19) per share of common stock.

   Our pro forma net tangible book value at December 31, 1999 has been determined by giving effect to the issuance of 3,869,351 shares of our Class B common stock to WMC Holding Corp. from January 1, 2000 through March 31, 2000 and the acquisition of Ubiquity Communication, Inc., which occurred after December 31, 1999, as follows:

   Historical net tangible net worth (deficit)....................  $(7,400,000)
   Plus:
     Increase in cash in connection with issuance of shares to WMC
      Holding Corp. ..............................................    1,934,676
     Historical net tangible net worth (deficit) of
      Ubiquity Communication, Inc.................................     (441,809)
                                                                    -----------
   Pro forma net tangible book value..............................  $(5,907,133)
                                                                    ===========

   Pro forma net tangible book value per share is determined by using 42,562,123 common shares outstanding on a pro forma basis and before giving effect to the offering. Common shares outstanding on a pro forma basis is the sum determined by giving effect to the following:

  .  the 38,000,000 common shares outstanding at December 31, 1999;

  . the issuance of 3,869,351 shares of our Class B common stock to WMC Holding Corp.; and

  . the 692,772 common shares issued in connection with the acquisition of Ubiquity Communication, Inc.

   Pro forma as adjusted net tangible book value per share is determined by
using     common shares outstanding, which is the sum of:

  .  the common shares outstanding on a pro forma basis; and

  .  the     common shares to be sold in this offering.

   The pro forma net tangible book value (deficit) of our shares at December 31, 1999 was approximately $(.14) per common share. After giving effect to the receipt of the net proceeds of the offering based upon an initial public
offering price of $   per share, the mid-point of the initial price range set
forth on the cover of this prospectus, our pro forma as adjusted net tangible
book value at December 31, 1999 would have been $   million, or $   per common
share. These transactions represent an immediate increase in net tangible book
value of $   per common share to existing holders of common shares and an
immediate dilution of $   per common share to new public investors. The
following table illustrates this per common share dilution:

                                                               Per Common Share
                                                               ----------------
   Assumed initial public offering price......................        $
   Pro forma net tangible book value at December 31, 1999.....       (.14)
   Increase attributable to new public investors..............
   Pro forma as adjusted net tangible book value..............
   Dilution to new public investors...........................

   The following table summarizes on a pro forma as adjusted basis at December 31, 1999, after giving effect to the events described above and the sale of common shares in the offering, the number of common shares purchased from us in connection with the offering, the total consideration paid and the average price per common share paid by the existing shareholders and new public investors:

                                                                        Average
                                 Shares Purchased  Total Consideration Price Per
                                ------------------ -------------------  Common
                                  Number   Percent   Amount    Percent   Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 42,562,123       % $17,159,000       %   $.40
New public investors...........
                                ----------  -----  -----------  -----
  Total........................             100.0% $            100.0%
                                ==========  =====  ===========  =====

   The above discussion and tables assume no exercise of any stock options or warrants outstanding. As of March 31, 2000, there were options outstanding to purchase a total of 4,578,227 shares of common stock with a weighted average exercise price of $.54 per share and warrants outstanding to purchase a total of 4,370,000 shares of common stock with a weighted average exercise price of $.50 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, more options may be granted in the future under the terms of our existing stock option plan and stock purchase plan.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our financial statements and notes to those financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The income statements for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. The income statement data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have not been audited. In the opinion of management, these unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for the indicated periods. The results indicated below are not necessarily indicative of the results to be expected for any future fiscal year.

                                         Years Ended December 31,
                          -------------------------------------------------------
                             1995       1996       1997       1998        1999
                          ---------- ---------- ---------- ----------  ----------
                             (in thousands, except share and per share data)
Income Statement Data:
Revenue.................  $   18,259 $   28,012 $   32,108 $   32,903  $   44,750
Cost of revenue.........       8,749     12,270     16,039     17,703      22,470
                          ---------- ---------- ---------- ----------  ----------
Gross profit............       9,510     15,742     16,069     15,200      22,280
                          ---------- ---------- ---------- ----------  ----------
Operating expenses:
  Research and
   development..........       2,281      2,692      4,099      4,866       5,925
  Sales and marketing...       3,419      3,799      3,813      4,621       6,134
  General and
   administrative.......         995      1,003      1,385      1,429       1,960
  Amortization of
   goodwill.............         500        735        733        731         737
                          ---------- ---------- ---------- ----------  ----------
Total operating
 expenses...............       7,195      8,229     10,030     11,647      14,756
                          ---------- ---------- ---------- ----------  ----------
Income from operations..       2,315      7,513      6,039      3,553       7,524
Interest income
 (expense), net.........          22        381      1,000        (24)       (368)
Recapitalization costs..         --         --         --         --       (3,050)
                          ---------- ---------- ---------- ----------  ----------
Income before taxes.....       2,337      7,894      7,039      3,529       4,106
Income tax provision....         586      1,950      2,943      1,361       2,866
                          ---------- ---------- ---------- ----------  ----------
Net income..............  $    1,751 $    5,944 $    4,096 $    2,168  $    1,240
                          ========== ========== ========== ==========  ==========
Basic and diluted
 earnings per share.....  $      .02 $      .07 $      .05 $      .03  $      .02
                          ========== ========== ========== ==========  ==========
Shares used to compute
 basic and diluted
 earnings per share.....  80,000,000 80,000,000 80,000,000 80,000,000  73,000,000
                          ========== ========== ========== ==========  ==========
Balance Sheet Data:
Cash....................  $    1,429 $    2,384 $    3,057 $    1,377  $    1,913
Working capital.........       7,282      8,300     10,318      9,930       4,627
Total assets............      32,950     34,083     34,937     35,146      43,322
Long-term, debt less
 current portion........         --         --         --         --       19,153
Total stockholders'
 equity.................      30,398     31,481     31,897     30,814      11,152

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read together with our financial statements and notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We were founded in 1979 in Sunnyvale, California as a vendor of radio components and related services. In 1992, we changed our strategy, became a designer and manufacturer of broadband wireless systems and launched our Lynx broadband wireless systems. These point-to-point systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. During the past eight years, we have introduced a number of Lynx products, including our Lynx DS-3, currently the industry's fastest license-exempt wireless system. In 1999, we introduced our Tsunami point-to-point broadband wireless systems, which primarily enable service providers, businesses and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities. Based on our core technologies and the technology acquired through our purchase of Ubiquity Communication, Inc. in March 2000, we are currently developing point-to-multipoint systems that will enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub.

   Revenue. We primarily generate revenue from the sale of our Lynx and Tsunami systems. Our Ubiquity systems are still under development and we expect to begin offering these systems for sale in 2001. We also generate a small percentage of our revenue from the sale of services and parts and rentals of our systems. We recognize revenue from the sale of our systems and parts when all the following conditions are met: the system or part has been shipped, we have the right to invoice the customer, the collection of the receivable is probable, and we have no significant obligations remaining. We generally recognize service and rental revenue over the period that the services are performed or the rental is provided.

   The majority of our direct sales are currently to wireless operators, and we believe that the majority of the products that we sell through distributors and value-added resellers are eventually sold to wireless operators.

   We sell our products worldwide to service providers, businesses and other enterprises directly through our sales force and indirectly through distributors and value-added resellers. Our sales force focuses on key strategic accounts and also develops relationships with end-users that purchase through distributors and value-added resellers. Distributors sell our products, and value-added resellers not only sell our products, but also assist end-users in network design, installation and testing. We also market our products through strategic relationships we have with systems integrators, which design and install networks that incorporate our systems. Any significant decline in direct sales to end-users or in sales to our distributors or value-added resellers, or the loss of any of our distributors, or value-added resellers could materially adversely affect our revenue.

   In 1999, we sold our products to 480 customers in 34 countries. In 1999, international sales accounted for approximately 23% of our total sales. We expect international sales to increase in the future. Currently, all of our sales are denominated in U.S. dollars. Accordingly, we are not exposed to currency exchange risks other than the risk that exchange rate fluctuations may make our products more expensive for customers outside the United States and, as a result, could decrease international sales. In addition, we face risks inherent in conducting global business. These risks include extended collection time for receivables, reduced ability to enforce obligations and reduced protection for our intellectual property.

   As we have increased sales through our distributors and value-added resellers, we have experienced a decline in the average selling price of our products. This is because the prices of the products that we sell indirectly through distributors and value-added resellers are lower than the prices of the products we sell directly through our sales force to end-users. We have also lowered our prices for older products as we introduce additional products that provide faster data rates. These newer products have higher prices than our older products. Our international sales also have lower average selling prices when compared to our United States and Canadian sales. This is primarily due to our reliance on distributors and value-added resellers for international sales, and also because our lower speed products, with significantly lower prices, are being sold in larger quantities internationally than domestically. As indirect sales and sales in our international markets increase, we expect that our average selling prices will further decrease.

   Cost of revenue. Cost of revenue consists primarily of outsourced manufacturing costs, component costs, labor and overhead costs, costs of acquiring finished parts from original equipment manufacturers, customer service and accrued warranty costs. We currently outsource the majority of our manufacturing and supply chain management to a limited number of independent contract manufacturers, who obtain components for our products from suppliers. Accordingly, a significant portion of our cost of revenue consists of payments to these contract manufacturers and component suppliers. The remainder of our cost of revenue is related to our in-house manufacturing operations, which consist primarily of quality control, final assembly, testing and product integration. We expect to realize lower per unit product costs as we continue to outsource more of our in-house manufacturing. However, we cannot assure you when or if cost reductions will occur. The failure to achieve these cost reductions could materially adversely affect our gross margins and operating results.

   Gross profit. Our gross profit is affected by both the average selling prices of our systems and our cost of revenue. Historically, decreases in our average selling prices have generally been offset by reductions in our per unit product cost. We cannot assure you, however, that we will achieve any reductions in per unit product cost in the future or that any reductions will offset a reduction in our average selling prices.

   Research and development. Research and development expenses consist primarily of salaries and related personnel expenses, prototype development expenses, consultant fees and allocated overhead related to the design, development, testing and enhancement of our products and underlying technologies. We expense all research and development expenses as incurred. We expect to increase our research and development expenses as we continue to develop new products and improve our core technologies. In particular, we expect research and development expenses to increase in connection with our acquisition of Ubiquity Communication Inc. and our development of point-to-multipoint broadband wireless access systems.

   Sales and marketing. Sales and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in sales, product marketing, sales support functions, advertising, trade show and other promotional expenses and allocated overhead. We intend to increase our sales and marketing expenditures as we add sales and marketing personnel, increase the number of distributors and value-added resellers that sell our products and increase marketing programs. In particular, we expect sales and marketing expenses to increase as we substantially expand our sales operations to support and develop leads for our distributors and value-added resellers.

   General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, professional fees, other general corporate expenses and allocated overhead. We expect general and administrative expenses to increase as we add personnel, increase spending on our information systems and incur additional costs related to the growth of our business and operation as a public company.

   Stock option programs. We have implemented stock option programs for employees and members of our board of directors to attract and retain business and technical personnel. During the first quarter of 2000, we will record deferred stock compensation for the difference between the exercise price and the deemed fair value of our common stock on the date the stock options were granted. This amount is included as a reduction of stockholders' equity and is being amortized by charges to operations over the vesting period. The amortization expense relates to options awarded to employees in all operating expense categories.

Acquisition of Ubiquity Communication Inc.

   On March 24, 2000, we acquired Ubiquity Communication, Inc., located in Petaluma, California. Through the acquisition, we acquired technology that will enable us to develop our point-to-multipoint systems. At the time of the acquisition, Ubiquity Communication had seven employees, including six engineers. We issued 692,772 shares of our common stock to the former owners of Ubiquity Communication and reserved 137,727 shares for issuance upon the exercise of the Ubiquity options we assumed. We accounted for the transaction using the purchase method of accounting. Accordingly, we have recorded purchased intangibles and goodwill of $6.0 million to be amortized over a three year period. We intend to treat the acquisition of Ubiquity Communication as a tax-free reorganization.

Recapitalization

   On November 1, 1999, Ripplewood Partners, L.P. and affiliates acquired 94.6% of our capital stock from Glenayre Technologies, Inc. through a wholly-owned subsidiary, WMC Holding Corp., in a transaction accounted for as a recapitalization. Prior to the recapitalization, we were an indirect wholly-owned subsidiary of Glenayre Technologies, Inc., which had previously acquired us in 1995. As part of Glenayre's acquisition of us, Glenayre recognized $21.6 million of goodwill, amortized over a 30-year useful life. This goodwill amount is reflected on our historical financial statements. As of December 31, 1999, there was $18.6 million to be amortized over the remaining 25 year term.

   We intend to treat the recapitalization as an asset acquisition for federal income tax purposes. As a result, we recorded a deferred tax asset in the amount of $3.9 million which will offset future tax liabilities during the next 15 years, assuming that we have sufficient income to realize the full benefit of this deduction.

Results of Operations

   The following table provides operations data as a percentage of revenue for the periods presented.

                                                               Year Ended
                                                              December 31,
                                                            -------------------
                                                            1997   1998   1999
                                                            -----  -----  -----
Revenue.................................................... 100.0% 100.0% 100.0%
Cost of revenue............................................  50.0   53.8   50.2
                                                            -----  -----  -----
Gross profit...............................................  50.0   46.2   49.8
Operating expenses:
  Research and development.................................  12.8   14.8   13.2
  Sales and marketing......................................  11.9   14.0   13.7
  General and administrative...............................   4.3    4.3    4.4
  Amortization of goodwill.................................   2.3    2.2    1.7
                                                            -----  -----  -----
    Total operating expenses...............................  31.2   35.4   33.0
                                                            -----  -----  -----
Income from operations.....................................  18.8   10.8   16.8
Other income (expense), net................................   3.1   (0.1)  (7.6)
                                                            -----  -----  -----
Income before taxes........................................  21.9   10.7    9.2
Income tax provision.......................................   9.2    4.1    6.4
                                                            -----  -----  -----
Net income.................................................  12.8    6.6    2.8

Comparison of Year Ended December 31, 1999 and 1998

   Revenue. Revenue increased 36.0% from $32.9 million in 1998 to $44.8 million in 1999. The increase in revenue was primarily attributable to increased sales through distributors and value-added resellers. Revenue from sales outside of the United States and Canada also increased 107.3% from $5.1 million 1998 to $10.4 million in 1999. In 1999, Somera Communications Inc., one of our distributors, accounted for 19.2% of revenue. No other customer accounted for more than 10% of total revenue in 1998 or 1999.

   Cost of revenue. Cost of revenue increased 26.9% from $17.7 million in 1998 to $22.5 million in 1999. This increase in cost of revenue was primarily attributable to increased sales. As a percentage of revenue, cost of revenue decreased from 53.8% in 1998 to 50.2% in 1999, primarily due to lower cost of components and increased reliance on outsourced manufacturing, which has lower costs relative to our in-house manufacturing.

   Research and development. Research and development expenses increased 21.8% from $4.9 million in 1998 to $5.9 million in 1999. The increase in research and development expenses was primarily attributable to the cost of increased personnel and prototype spending for the development of new products and enhancements to existing products. As a percentage of revenue, research and development expenses decreased from 14.8% in 1998 to 13.2% in 1999.

   Sales and marketing. Sales and marketing expenses increased 32.7% from $4.6 million in 1998 to $6.1 million in 1999. The increase in sales and marketing expenses was primarily attributable to increases in sales personnel and increased advertising, tradeshow and public relations expenses for our international sales and marketing activities. As a percentage of revenue, sales and marketing expenses decreased from 14.0% in 1998 to 13.7% in 1999.

   General and administrative. General and administrative expenses increased 37.2% from $1.4 million in 1998 to $2.0 million in 1999. The increase in general and administrative expenses was primarily attributable to increased information systems personnel, audit fees and the fee paid to Ripplewood for management and administrative services. As a percentage of revenue, general and administrative expenses increased from 4.3% in 1998 to 4.4% in 1999.

   Other income (expenses), net. Other expense increased from $24,000 in 1998 to $3.4 million in 1999. This increase in expense was primarily attributable to transaction costs of $3.1 million associated with the recapitalization and interest related to the loans incurred in November 1999 as part of the recapitalization.

   Income tax provision. The income tax provision increased from $1.4 million in 1998 to $2.9 million in 1999. Our effective tax rate increased from 38.6% in 1998 to 69.8% in 1999. The effective tax rate increase was primarily due to the expenses we incurred as part of the recapitalization, which are not tax deductible.

Comparison of Year Ended December 31, 1998 and 1997

   Revenue. Revenue increased 2.5% from $32.1 million in 1997 to $32.9 million in 1998. The relative low growth rate during 1998 was primarily attributable to low growth rates in the wireless broadband access market in 1998. Sales outside of the United States and Canada increased 40.3% from $3.6 million in 1997 to $5.1 million in 1998.

   Cost of revenue. Cost of revenue increased 10.4% from $16.0 million in 1997 to $17.7 million in 1998. The increase in cost of revenue was primarily attributable to an increase in customer service and unusable components. As a percentage of revenue, cost of revenue increased from 50.0% in 1997 to 53.8% in 1998.

   Research and development. Research and development expenses increased 18.7% from $4.1 million in 1997 to $4.9 million in 1998. The increase in research and development expenses was primarily attributable to increased personnel contributing to our development efforts. As a percentage of revenue, research and development expenses increased from 12.8% in 1997 to 14.8% in 1998.

   Sales and marketing. Sales and marketing expenses increased 21.2% from $3.8 million in 1997 to $4.6 million in 1998. The increase in sales and marketing expenses was primarily attributable to increased hiring and training of international and domestic sales personnel. As a percentage of revenue, sales and marketing expenses increased from 11.9% in 1997 to 14.0% for 1998.

   General and administrative. General and administrative expenses remained about the same at $1.4 million in 1997 and 1998.

   Other income (expense), net. Other income decreased from $1.0 million in 1997 to other expense of $24,000 in 1998. The decrease was primarily attributable to non-receipt of interest income from Glenayre, our parent company at the time, relating to intercompany indebtedness.

   Income tax provision. The income tax provision decreased by 53.8% from $2.9 million in 1997 to $1.4 million in 1998. Our effective tax rate decreased from 41.8% in 1997 to 38.6% in 1998 primarily due to decreases in the permanent differences between book and taxable income.

Selected Quarterly Results of Operations.

   The following table sets forth, for the periods indicated, our financial information for the last eight quarters. We prepared this information using our unaudited interim financial statements that, in our opinion, have been prepared on a basis consistent with our audited annual financial statements. We believe that these interim financial statements include all normal recurring adjustments necessary for a fair presentation of this information when read in conjunction with our financial statements and the notes to those financial statements. The operating results for any quarter do not necessarily indicate the results expected for any future period.

                           1998    1998    1998    1998     1999    1999   1999    1999
                            Q1      Q2      Q3      Q4       Q1      Q2     Q3      Q4
                          ------  ------  ------  -------  ------  ------ ------- -------
                                                (in thousands)
Income Statement
Revenue.................  $6,254  $6,691  $9,201  $10,757  $8,710  $8,588 $11,835 $15,617
Cost of revenue.........   3,506   3,964   4,951    5,282   5,015   4,437   5,376   7,642
                          ------  ------  ------  -------  ------  ------ ------- -------
Gross profit............   2,748   2,727   4,250    5,475   3,695   4,151   6,459   7,975
                          ------  ------  ------  -------  ------  ------ ------- -------
Operating expenses
  Research and
   development..........   1,227   1,097   1,235    1,307   1,221   1,407   1,703   1,594
  Sales and marketing...     944   1,016   1,376    1,285   1,274   1,336   1,478   2,046
  General and
   administrative.......     297     275     427      430     419     441     485     615
  Amortization of
   goodwill.............     181     182     184      184     180     182     186     189
                          ------  ------  ------  -------  ------  ------ ------- -------
    Total operating
     expenses...........   2,649   2,570   3,222    3,206   3,094   3,366   3,852   4,444
                          ------  ------  ------  -------  ------  ------ ------- -------
Income from operations..      99     157   1,028    2,269     601     785   2,607   3,531
Interest income
 (expense), net.........     (12)     (8)     (3)      (1)     (1)      1     --     (368)
Recapitalization cost...     --      --      --       --      --      --      --   (3,050)
                          ------  ------  ------  -------  ------  ------ ------- -------
Income before taxes.....      87     149   1,025    2,268     600     786   2,607     113
Income tax provision....      34      57     396      874     228     298   1,125   1,215
                          ------  ------  ------  -------  ------  ------ ------- -------
Net income..............  $   53  $   92  $  629  $ 1,394  $  372  $  488 $ 1,482 $(1,102)
                          ======  ======  ======  =======  ======  ====== ======= =======

   Our quarterly revenue and income from operations results have varied and are likely to continue to fluctuate significantly from quarter to quarter. For the four quarters ended December 31, 1999, our quarterly revenues varied from $8.6 million to $15.6 million. If our quarterly revenue or income from operations results fall below the expectations of security analysts or investors, the price of our common stock could fall substantially.

   Our quarterly results may fluctuate for many reasons, including the following:

  .  seasonal factors that may affect capital spending by customers;

  .  the timing of sales of our products;

  . the mix of our products sold because our products generate different gross margins;

  . our ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;

  . our ability to obtain sufficient supplies of components for our products for which our contract manufacturers have a sole supply source or require a long lead time to produce;

  . cost pressures from shortages of skilled technical, sales and marketing employees, increased product development and other factors;

  .  a failure to achieve cost reductions;

  .  a decrease in the average selling prices of our products;

  . delays in deliveries to distributors, value-added resellers and other customers; and.

  . manufacturing capacity constraints, which affect our ability to fulfill orders.

   We have experienced disruptions in our operations from some of the factors listed above and may experience them again. In addition, we are dependent on decisions by service providers, businesses and other enterprises to build wireless networks. These decisions are in turn dependent upon the success and expected demand for the services offered by those service providers, businesses and other enterprises.

   We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new relationships with distributors and value-added resellers. We also plan to expand our general and administrative functions to address the increasing size of our business and the increasing reporting and other administrative demands that will result from being a separately traded public company. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are and will continue to be fixed in the short term. As a result, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

   Due to the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

Liquidity and Capital Resources

   We have financed our operations and working capital requirements primarily through cash generated by our business and bank financing.

   Cash decreased by 55.0% from $3.1 million in 1997 to $1.4 million in 1998. Cash increased by 38.9% from $1.4 million in 1998 to $1.9 million in 1999. Operating activities generated $8.2 million in cash in 1997, $2.2 million in cash in 1998 and $6.4 million in cash in 1999.

   Depreciation decreased by 14.1% from $789,000 in 1997 to $678,000 in 1998. Depreciation decreased by 13.4% from $678,000 in 1998 to $587,000 in 1999. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of their useful life or the life of the lease.

   Cash used in investing activities decreased 8.1% from $717,000 in 1997 to $659,000 in 1998. Investing activities increased 84.8% from $659,000 in 1998 to $1.2 million in 1999. Our capital spending budget for 2000 is $1.6 million.

   Net cash used in financing activities was $6.8 million in 1997, $3.3 million in 1998, and $4.6 million in 1999. We paid $6.9 million in distributions to Glenayre in 1997, $3.3 million in distributions to Glenayre in 1998 and $3.8 million in distributions to Glenayre in 1999. Glenayre did not provide any financing for our company during the time it owned us. In 1999, in connection with the recapitalization, we redeemed 42,000,000 shares of our Class B common stock from Glenayre for $21.0 million and incurred $3.1 in recapitalization costs.

   At December 31, 1999, we had $1.9 million of cash. On November 1, 1999, in connection with the recapitalization, we entered into a credit agreement with Credit Suisse First Boston, as agent, in the aggregate amount of $32 million. This credit agreement consists of the following three components: (1) a $10 million revolving credit facility, (2) a $10 million term loan, referred to as Term Loan A and (3) a $12 million term loan, referred to as Term Loan B. The borrowings under the revolving credit facility accrue interest at LIBOR plus 2.5% or prime plus 1.5%, as periodically elected by us. The revolving credit facility expires on November 1, 2002. Term Loan A has an interest rate of LIBOR plus 2.5% or prime plus 1.5%, as periodically elected by us, and a maturity date of November 1, 2002. Term Loan B has an interest rate of LIBOR plus 5.0% or prime plus 4.0%, as periodically elected by us, and a maturity date of November 1, 2004. At December 31, 1999, there were $2.0 million of revolving credit borrowings and $22.0 million of term loan borrowings outstanding under the credit agreement. We may prepay the term loans at any time upon adequate notice to the lenders. All principal amounts outstanding under the term loans must be prepaid in the event of an initial public offering by us. We will be prepaying the term loans with the net proceeds from the offering. See "Use of Proceeds" and note 5 to our financial statements for more information.

   We believe that the net proceeds from this offering together with our existing cash and cash equivalents and our available borrowings will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months. Our management intends to invest any cash in excess of current operating requirements in short-term, interest-bearing investment-grade securities. Our future capital requirements will depend upon many factors, including management of working capital, the success of marketing, sales and distribution efforts, the timing of research and product development efforts and expansion of our marketing efforts.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. We do not have any derivative instruments or hedging activities.

Disclosures About Market Risk

   As of December 31, 1999, we had cash of $1.9 million. Substantially all of this amount was in non-interest bearing accounts and had no risk to interest rate fluctuations. We currently have debt of $24.0 million, and the interest charges for those loans vary quarterly with LIBOR. As a result, an increase in interest rates would result in increased interest costs to us for that debt. We will be prepaying $22.0 million of term loans and $2.0 million of revolving credit loans with the net proceeds of the offering. Accordingly, our interest expense will decrease.

   We do not own any material equity investments. As a result, we do not currently have any direct equity price risk.

   Currently, all sales to international customers are denominated in U.S. dollars and, accordingly, we are not currently exposed to foreign currency exchange rate risks other than the risk that conversion to U.S. dollars at a high cost may cause some customers to search for a lower priced competitive product.

Seasonality

   Historically, our revenues have been stronger in the last two quarters of the fiscal year. This shift may primarily be attributed to the budgetary constraints of the customers in our industry and weather conditions which make an outdoor installation more difficult during the winter. However, going forward, we believe the impact of seasonal fluctuations on our business will decrease because demand for our products is increasing at a rate that outpaces any budget restrictions our customers may have. Moreover, our expansion into international markets may minimize the impact that weather conditions may have on our overall sales.

                                    BUSINESS

Overview

   We are a global provider of broadband, or high-speed, wireless access systems that enable service providers, businesses and other enterprises to deliver data, voice and video services. We believe our fixed wireless systems address the growing need of our customers and end-users to rapidly and cost effectively deploy high-speed communication networks. During the last eight years, we have developed proprietary technologies that have enabled us to introduce what we believe are some of the fastest, longest range and most reliable broadband wireless systems available, including our Lynx DS-3, currently the industry's fastest license-exempt wireless system.

   Our systems operate in both the licensed and license-exempt portions of the radio frequency spectrum. Our Lynx and Tsunami systems enable direct, or point-to-point, fixed wireless communication between two locations. Our Lynx systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. Our Tsunami systems are primarily used by service providers, businesses and other enterprises to expand or establish private networks carrying Internet traffic among multiple facilities. Our Ubiquity point-to-multipoint systems, which are currently under development, will enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub.

   We serve the global broadband wireless access market by selling our systems to service providers, businesses and other enterprises directly through our sales force and indirectly through distributors, value-added resellers and systems integrators. In 1999, we sold our systems to 480 customers in 34 countries.

Industry Background

 Development of the Wireless Industry

   The wireless communications industry provides fixed and mobile data, voice and video communications services. Wireless communications technologies have rapidly developed in recent years. International Data Corporation estimated that the number of wireless subscribers will increase from 427 million in 1999 to 1.1 billion in 2003, representing a compound annual growth rate of 27%.

   Initially, wireless technology was primarily used to provide voice services. However, as the speed and range of wireless access systems increases and the cost declines, users are increasingly looking to wireless communications to augment or substitute for traditional data, voice and video wire line communications. This is particularly true in less densely populated areas and in developing countries where traditional wire line systems are often expensive and time consuming to install or unavailable.

 Increased Demand for Broadband Communications

   Over the past decade, the amount of broadband data transmitted across telecommunications networks has grown significantly due to the increased use of the Internet and bandwidth-intensive applications. Bandwidth, which refers to the transmission capacity of a communication channel, is generally measured in bits per second and the more bits per second, the higher the bandwidth.

   Consumers, businesses and other enterprises, such as schools, hospitals and government agencies, are expanding their use of the Internet to increase efficiency, improve relationships and foster better communication through applications such as electronic commerce, e-mail, supply chain management, web hosting and global marketing. As users increasingly rely on higher-bandwidth applications for business and personal use, they demand cost-effective and reliable broadband access, which is often unavailable or inadequate over the existing wire line infrastructure. In addition, as broadband access becomes less expensive and more widely available, the use of bandwidth-intensive applications by businesses and consumers is expected to increase further.

   Users of mobile wireless services are also expanding their use of high bandwidth applications. As wireless operators are increasingly providing data services to these users, the demand for network capacity is increasing. Wireless operators are addressing this demand by increasing the number and density of base stations within their networks, as well as increasing the capacity of their existing base stations. In addition, wireless operators providing service at higher frequencies can require up to four times as many base stations as those operating at lower frequencies in order to reach the same coverage area. As a result, Allied Business Intelligence, Inc. predicts that the number of wireless base stations deployed will grow from approximately
1.1 million in 1999 to approximately 2.1 million in 2003.

   In addition, the deregulation of the global telecommunications industry is increasing demand among service providers for broadband access technologies. This deregulation has enabled a large number of service providers to provide local network access that was historically offered only by a single, often monopolistic, provider in a geographical region. As these service providers enter new markets, they seek to differentiate themselves by offering high-speed Internet access and integrated data, voice and video services. Because traditional wire line infrastructure is often expensive and time consuming to install or unavailable, service providers are increasingly searching for broadband access technologies that are more cost-effective and can be more rapidly deployed.

 Limitations of Traditional Access Solutions

   Today, the fastest components of the Internet infrastructure are a series of fiber optic cables capable of transmitting large volumes of data, voice and video at high speeds. This part of the Internet infrastructure is generally referred to as the fiber backbone or the fiber loop. Service providers, businesses, other enterprises and consumers have not been able to take full advantage of this high-speed technology because of the limitations of traditional communications networks.

   Traditional communications networks connect end-users to the fiber backbone using a wire line network that links various segments. The connection between the end-user and the service provider's central office, which is the facility where network traffic is aggregated and routed to other locations, is known as the last mile. Last mile connections typically occur over telephone lines using analog modems, which are not capable of transmitting large amounts of data, voice and video as quickly as developing broadband solutions. As a result, end-users who connect to the network backbone using analog modems may wait several minutes to access a graphic-intensive web site and several hours to send or download large files. In addition, some applications such as video conferencing may be completely unavailable using traditional telecommunications networks. This last mile bottleneck impedes the ability of service providers to satisfy their customers' demands for high-speed data, voice and video services.

   The last mile segment represents the most costly portion of traditional wire line networks because of the large number of end-users that must be connected to the central office and sporadic traffic patterns with peaks and lows. These sporadic traffic patterns require that the network connections be built to handle peak capacity even though this capacity will be underutilized during low traffic periods.

   The other segment in a traditional communications network connects the central office of a service provider to the fiber backbone. This segment is known as the backhaul segment and requires greater bandwidth and transmission speeds than the last mile because the central office must aggregate the data, voice and video from multiple end-users before sending it to the fiber backbone. Traditional wire line solutions for the backhaul segment of a traditional wire line network are often expensive and time-consuming to install or unavailable.

   Traditional access solutions also have limitations for wireless operators seeking to expand the capacity of their cellular and personal communication service networks to provide data services by increasing the number of their base stations. Although base stations could be connected to the central office by wire line technologies, the cost and time required to deploy wire line technologies generally have made these technologies unattractive to wireless operators.

 Broadband Access Technologies Other Than Wireless

   The following are the primary technologies, other than wireless technologies, that are currently being offered as broadband access solutions:

   Leased line service. Telephone companies and other carriers have deployed dedicated, copper-based digital phone lines to satisfy demand for broadband communications. Leased lines commonly used in the United States are known as T1 lines and are capable of transmitting data at 1.5 megabits per second. Leased lines commonly used internationally are known as E1 lines and are capable of transmitting data at 2.0 megabits per second. Historically, single or multiple T1 and E1 lines have been sufficient to meet the broadband access needs of end-users. However, as Internet usage continues to expand, current T1 and E1 lines may be unable to meet the bandwidth needs of end-users because the speed with which they transmit data may be too slow. Because it is often expensive and time consuming for emerging service providers to deploy their own wire line networks, they typically lease lines from existing carriers. As a result, these service providers do not have control over their network facilities.

   Cable modem technology. Cable service providers connect to homes using coaxial cable, which has greater transmission capacity than the copper-based digital phone lines traditionally used by telephone companies. However, because cable networks are generally designed to send information to the end-user, they provide asymmetrical services, which means that the transmission speed is higher from the network to the end-user than from the end-user to the network. Moreover, the data transmission rates available to each end-user in a service area decrease as total usage in the area increases. Upgrades to symmetrical services, which provide equal transmission rates between the end-user and the network, are often expensive. In addition, cable modem technology is focused on addressing the needs of the residential market and is often unavailable to businesses and other enterprises.

   Satellite service. Satellite solutions also enable only asymmetrical two-way access services. These solutions use broadcast satellite technology for high-speed transmissions from the service provider to end-users but use slower wire line connections to transmit data from the end-users to the service provider. In addition, like the limitations of cable modem services, the available data transmission rates to each end-user in a satellite service area decreases as total usage increases.

   Digital subscriber line. Digital subscriber line technology, commonly known as DSL, increases the speed of data transmission over a service provider's existing copper-wire network. Most deployments of DSL technology, however, offer either high-speed asymmetrical transmission speeds or slower symmetrical transmission speeds. DSL service is often not an attractive last mile access solution because its performance is limited by the quality of available copper wires and the maximum distance between the end-user and the service provider.

   Fiber optic cable. Fiber optic cable offers the highest data transmission rate of any access solution, including wireless technologies, but it is often expensive and time-consuming to install or unavailable. Installing a fiber optic cable often requires digging up city streets, and it can take several months to obtain the necessary permits and complete installation. As a result, fiber optic cable technology is typically deployed as a broadband access solution for large businesses in densely populated areas that can spread the high installation costs over many users.

 Broadband Wireless Technology

   Service providers, businesses and other enterprises are increasingly utilizing point-to-point and point-to-multipoint broadband wireless solutions within their networks. Point-to-point and point-to-multipoint broadband wireless access technology can address many of the limitations of traditional wire line solutions and can also be used in conjunction with wire line solutions.

   Point-to-point wireless systems. Point-to-point wireless systems are used for connecting two sites that demand very high speed transmission rates over long distances. They can be installed in a variety of configurations, but tend to be installed as dedicated links that enable the symmetrical transmission of high-speed data. Wireless operators use point-to-point systems for the backhaul segments of their cellular and personal communication service networks. Emerging service providers primarily use point-to-point systems for the backhaul segments of their networks but also deploy these systems to solve the last mile bottleneck problems of end-users with high bandwidth requirements. In addition, business and other enterprises use point-to-point systems to extend or create private networks.

   Point-to-multipoint wireless systems. Point-to-multipoint wireless systems enable the symmetrical transmission of data between a centrally located hub and multiple end-user locations. These systems can be used to connect multiple sites that do not require the dedicated high speed connections available in point-to-point systems and to cover geographic areas with a concentrated number of end-users. Because multiple remote units share a common hub in a point-to-multipoint system, service providers, businesses and other enterprises can provide a last mile bottleneck solution and add additional end-users to their networks at lower incremental costs than with traditional point-to-point systems.

   Service providers, businesses and other enterprises can rapidly deploy broadband wireless networks because they do not have to depend on wire line infrastructure. In addition, low installation costs make the deployment of broadband wireless access systems a cost-effective solution for service providers, businesses and other enterprises that need to create or extend their networks for end-users across multiple locations. Wireless technology may be limited, however, because it requires line-of-sight, and depending upon the frequency, can be impacted by severe weather conditions.

   Domestic and international authorities regulate the allocation of the radio frequency spectrum. Although regulatory authorities require service providers, business and other enterprises to obtain licenses to operate wireless communications equipment in some portions of the frequency spectrum, other portions of the spectrum are exempt from licensing requirements. By installing equipment which operates in the license-exempt portions of the spectrum, service providers, businesses and other enterprises can avoid the often lengthy regulatory approval process and reduce the time and costs required to install broadband wireless access systems.

   We believe the rapid development of the wireless communications industry and the increased demand for broadband communication has created an opportunity for wireless technology to become the preferred solution for addressing the limitations of wire line access technologies. Today's service providers, businesses and other enterprises are looking to wireless technology as an attractive option for broadband access.

The Western Multiplex Solution

   We believe that our broadband wireless systems address the growing need for bandwidth where alternative solutions are either too expensive to deploy in a timely fashion or unavailable. Our systems are used in a variety of applications in different markets, including:

  . Wireless operator infrastructure. Our systems enable cellular and personal communication service providers to connect their base stations to other base stations and to existing wire line networks. These connections comprise the backhaul segment of their networks.

  . Fiber extension. Our systems enable service providers to extend the reach of the fiber backbone with products that combine the high transmission speeds and reliability of fiber optic cable with the flexibility, cost effectiveness and rapid deployment of wireless technologies.

  . Campus and other private networks. Our systems enable enterprises with multiple facilities, including those located in a campus environment, to connect their facilities to expand or establish private networks.

  . Last mile access. Our systems connect end-users with a service provider's central office, providing high-speed last mile access.

   The key benefits of our solution include:

   Rapid deployment. Service providers, businesses and other enterprises can rapidly deploy our licensed and license-exempt systems to establish new, or expand existing, network infrastructures. Competing technologies such as digital phone lines and fiber optic cable generally take longer to deploy than our broadband wireless access systems. In addition, our license-exempt systems do not require frequency coordination and regulatory approval. As a result, service providers, businesses and other enterprises can avoid many of the time consuming processes typically required in installing licensed wireless technologies.

   Telecommunications grade reliability and availability of service. We have developed proprietary error correction algorithms, fault tolerant systems and comprehensive network management software designed to enable our Lynx and Tsunami systems to match or exceed fiber network reliability standards. These wireless systems are designed to provide 99.999% reliability, or less than five minutes of down time per year. In contrast, digital phone lines typically provide 99.7% reliability, which translates into over 500 minutes of down time per year. As a result, our systems enable service providers, businesses and other enterprises to provide end-users with telecommunications grade reliability and availability, which is equal to or better than that offered by most alternative broadband access solutions.

   High-speed and long distance connections. We have used our engineering expertise and proprietary radio frequency and digital signal processing technologies to design systems that offer an attractive combination of high-speed transmission rates and long-range coverage. During the past eight years, we have introduced what we believe are some of the fastest and longest-range wireless systems available, including our Lynx DS-3, currently the industry's fastest license-exempt system, and our Lynx 4T1, which we believe is the longest-range license-exempt system in the market. This combination of high-speed data transmission and long-range coverage enables service providers, businesses and other enterprises to extend the reach of their fiber optic cable and other wire line networks.

   Cost-effective solution. Because our proprietary technology enables our systems to transmit over longer distances than competing product designs, service providers, businesses and other enterprises require fewer units to cover a specified area. As a result, they are able to reduce both their initial and incremental capital expenditures for network deployment and are able to achieve a higher return on their invested capital.

   Fully integrated end-to-end solution. We offer a broad range of systems that enable service providers, businesses and other enterprises to create complete broadband wireless networks that connect end-users to the fiber backbone. Our point-to-point systems are primarily used within the backhaul segments of networks and also provide last mile access to large businesses. Our Ubiquity point-to-multipoint systems, which are under development, will primarily be used to provide last mile access to residential users and small businesses. Our systems use similar radio frequency technology, digital signal processing and network management software. We believe this design commonality offers service providers, businesses and other enterprises higher end-to-end performance, lower equipment costs, and lower training and maintenance costs.

Strategy

   Our objective is to be a leading global provider of broadband wireless access systems. Our strategy to accomplish this objective is to:

   Capitalize on our technology expertise to rapidly introduce new products. Over the last eight years, we have developed several core technologies that form the basis of our current product lines and which we intend to use in our future product development. Our dedicated team of engineers has multi-disciplinary technical capabilities, including radio frequency technology, digital signal processing and system software development.

We believe integrating these capabilities is highly complex, and we intend to continue to take advantage of our technology expertise to introduce product enhancements and new products in a rapid and cost effective manner. For example, we are currently developing a point-to-point broadband wireless system capable of transmitting data at speeds in excess of 180 megabits per second and point-to-multipoint systems which will easily integrate with our existing point-to-point systems.

   Utilize existing customer relationships to expand into new market segments. In 1999, we sold our systems to 480 customers in 34 countries. Our customers include AT&T Wireless Group, Bell Atlantic Corporation, GTE Corporation, Motorola, Inc., Nextel Communications, Inc., Pacific Bell and Voicestream Wireless Corporation. We intend to build upon our relationships with current customers as they continue to expand their networks and enter new market segments, such as fiber extension, campus and other private networks and last mile access. We believe that we will be well-positioned to provide our current customers with broadband wireless access solutions in their new markets.

   Increase our presence in international markets. According to International Data Corporation, in 1999 the number of international wireless subscribers represented approximately 81% of total worldwide wireless subscribers. While our products are currently sold and approved for use in 30 countries, we intend to increase our presence in these countries and further expand into new international markets where broadband wire line access is currently too expensive or unavailable. In particular, we believe there is a substantial opportunity for our licensed products in countries where government authorities have granted or have indicated that they intend to grant broadband wireless licenses. Additionally, as governmental authorities make license-exempt spectrum available, we believe our license-exempt systems will be well-positioned for rapid deployment in these international markets. We will continue to expand our presence worldwide by expanding our international sales and marketing efforts, obtaining regulatory approval for deploying our systems in new international markets, increasing our total product offerings in both existing and new international markets and establishing strategic alliances and partnerships.

   Aggressively market through distributors, value-added resellers and systems integrators. We have established relationships with key distributors, value-added resellers and systems integrators such as Avant Telecoms Inc., CSI Computer Specialists, Inc., Datatec Ltd, Hutton Communication, Inc., Somera Communications Inc., Tessco Technologies Incorporated, Westcon Inc. and Wireless Facilities, Inc., to market and sell our systems. To further accelerate our growth, we intend to build upon our existing relationships and establish new relationships with distributors, value-added resellers and systems integrators that we believe have strong relationships with potential customers for our Lynx, Tsunami and Ubiquity systems. Our marketing group is currently developing materials and programs such as training courses to assist our distributors, value-added resellers and systems integrators in penetrating these markets.

   Expand through acquisitions. We intend to pursue acquisitions of complementary businesses, technologies, products or services to expand our presence in the broadband wireless access market. On March 24, 2000, we acquired Ubiquity Communication, Inc., a Petaluma, California-based company. Through the acquisition, we acquired technology that we will integrate with our core technologies to develop our point-to-multipoint Ubiquity systems.

Products

   We have three product lines: our existing Lynx and Tsunami product lines and our Ubiquity product line, which is under development. Our Lynx and Tsunami products enable direct, or point-to-point, communication between two locations. We believe these products are among the fastest and longest-range broadband wireless systems available on the market. Our Ubiquity point-to-multipoint products are being designed primarily to enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub.

   We design our systems generally to use common features, components and software, which we believe results in greater reliability and reduced design and manufacturing costs. In addition, we believe our current systems offer and our products under development will offer users a cost effective broadband access solution because the common design allows for reduced training and easy integration into their networks.

   Our products feature various industry standard interfaces and operate at different transmission speeds and radio frequencies. An interface is a physical link connecting two or more pieces of equipment together.

 Lynx and Tsunami products

   The table below summarizes the features of our current products:

                                   TRANSMISSION SPEEDS              RADIO
                                                                  FREQUENCY
    PRODUCT                    (Kilobits per second (Kbps))
     LINE        INTERFACE     (Megabits per second (Mbps))   (Gigahertz (GHz))
  -----------------------------------------------------------------------------
    LYNX       Fractional-T1   56 to 512 Kbps                 2.4 GHz
               T1/E1           1.5 Mbps/2 Mbps                (License-exempt)
               2T1/2E1         3 Mbps/4 Mbps
               4T1/4E1         6 Mbps/8 Mbps
  -----------------------------------------------------------------------------
    LYNX       Fractional-T1   56 to 512 Kbps                 5.8 GHz
               T1/E1           1.5 Mbps/2 Mbps                (License-exempt)
               2Tl/2E1         3 Mbps/4 Mbps
               4T1/4E          6 Mbps/8 Mbps
               8T1             12 Mbps
               DS-3            45 Mbps
  -----------------------------------------------------------------------------
    LYNX       DS-3            45 Mbps                        6 GHz & 11 GHz
                                                              (Licensed)
  -----------------------------------------------------------------------------
    TSUNAMI    10 BaseT        2 Mbps                         2.4 GHz & 5.8 GHz
               Ethernet        4 Mbps                         (License-exempt)
                               8 Mbps
                               10 Mbps
  -----------------------------------------------------------------------------
    TSUNAMI    100 BaseT       45 Mbps                        5.8 GHz
               Ethernet                                       (Licensed-exempt)
                                                              & 23 GHz
                                                              (License)


   Lynx products. Our point-to-point Lynx products are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. These connections comprise the backhaul segments of their networks. In addition, these products are also used to establish campus and private networks and to provide fiber extension and last mile access. Our Lynx products are offered in a variety of frequencies, ranging from
2.4 GHz to 11 GHz, which includes both licensed and license-exempt spectrum, and in a variety of data transmission speeds, ranging from 56 Kbps per second to 45 Mbps per second. Our Lynx products can transmit and receive the maximum data capacity in both directions simultaneously, a feature commonly known as full duplex. Our products have a compact, fully-integrated design and a built-in network management system. They can be linked together within a network and managed with simple network management protocol, or SNMP, software. Our Lynx products also include a separate control and diagnostic channel which remotely monitors the system's status and performance without reducing its carrying capacity.

   We are currently developing additional Lynx products, some of which will be capable of operating at speeds exceeding 180 megabits per second. These products under development will be additional solutions for fiber extension and last mile access.

   Tsunami products. Our point-to-point Tsunami products primarily enable service providers, business and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities.

In addition, these products are also used to provide fiber extension and last mile access. Tsunami products are currently offered in a variety of frequencies, ranging from 2.4 GHz to 23 GHz, and in a variety of data transmission speeds, ranging from 2 Mbps per second to 45 Mbps per second. Like our Lynx products, our Tsunami products offer features including full duplex transmission, fully-integrated design and a separate control and diagnostic channel. In addition, our higher capacity Tsunami systems also include an additional T1 or E1 connection without reducing the carrying capacity of the system. The additional T1 or E1 connection is a standard telecommunications interface that is not based on Internet Protocol and is typically used for voice.

   We are currently developing Tsunami products that will operate at speeds exceeding 100 megabits per second. These products under development will be additional solutions for fiber extension, last mile access and campus and private networks.

 Ubiquity Products

   We are currently developing our point-to-multipoint Ubiquity systems to enable service providers, businesses and other enterprises to address the last mile bottleneck. We are designing these systems to enable service providers to cost-effectively connect end-users to a central hub. Businesses and other enterprises may also use these systems to cost-effectively connect multiple facilities within their private networks.

   Our Ubiquity system will be deployed in a hub and spoke configuration consisting of a single central hub and equipment located at each end-user's premises. The central hub will wirelessly connect to the remote customer premises equipment. It will also prioritize transmission and allocate slots of time to each end-user based on a system called time division duplexing. We believe our time division duplexing technology will provide a more efficient use of capacity than most alternative technologies to accommodate the peaks and lows of traffic between the end-user and the central hub. The central hub will operate in a range of frequencies, in various geographic configurations and will be capable of supporting hundreds of units of customer premises equipment. The hub unit will also be able to connect to the central office of a service provider using our point-to-point technology. The customer premises equipment will transmit and receive data between the end-user and the central hub at various transmission speeds and frequencies.

   Prototypes of a point-to-multipoint product that use the Ubiquity technology and are similar to the products we plan to introduce have been completed under a contract with the U.S. Navy.

Technology

   Over the last eight years, we have developed a number of core technologies that form the basis of our current product offerings and which will also be used in our future product development. Our primary areas of technology expertise are radio frequency technology, digital signal processing and system software development.

   Radio frequency technology. Microwave and millimeter-wave technology are the technologies used to wirelessly transmit data, voice and video. Microwave technology uses radio frequencies ranging from 1 GHz up to 20 GHz, and millimeter-wave technology uses frequencies above 20 GHz. We believe we are one of the few wireless equipment manufacturers in the industry that has internally developed fully integrated microwave circuit board designs. We believe having these design capabilities provides us with higher performance, lower production costs, shorter development cycles and the ability to customize our products so that they can easily be integrated with our existing products and with the networks of our various customers and end-users.

   Digital signal processing technology. Our products use proprietary digital signal processing technologies and designs that we developed specifically for use in wireless systems. We believe these proprietary technologies have enabled us to introduce a number of high-speed wireless products that may not have been possible to produce with generic digital signal processing chip sets that are commercially available. Because our development cycles are not dependent on an external supplier, we believe we can develop flexible, innovative products more quickly than our competitors who do not have this in-house capability. We are currently using our technological expertise in digital signal processing to develop next generation, high-speed wireless systems designed to operate at speeds over 180 megabits per second.

   System software. Our systems use SNMP-based software that enables remote monitoring and control and facilitates the integration and compatibility of our products with larger communications networks. In addition, we have patented software for bandwidth allocation, which we believe will allow our Ubiquity products to use bandwidth more efficiently and to operate at higher speeds than other point-to-multipoint systems.

Sales and Marketing

   We sell our products worldwide to service providers, businesses and other enterprises directly through our sales force and indirectly through distributors and value-added resellers. We focus our marketing efforts on supporting our direct sales force, distributors, value-added resellers and systems integrators. We also seek to stimulate market demand by increasing brand awareness and educating potential customers about the advantages of using our products.

   Direct sales. Our direct sales force is responsible for both domestic and international sales and is primarily based in the United States. As of March 31, 2000, our direct sales force consisted of 15 sales representatives. Of these sales representatives, nine covered the United States and Canada and six covered international sales, primarily in Latin America, Europe, Asia and the Caribbean.

   In the United States and Canada, our sales force focuses on key strategic accounts such as service providers, businesses and other enterprises and also develops relationships with end-users that purchase through distributors and value-added resellers. Outside the United States and Canada, sales are generally made through distributors or value-added resellers. Our sales force, however, develops direct relationships with end-users either independently, in which case the sales representative then brings in the distributor or value-added reseller to complete the sale, or together with the distributors or value-added resellers through the relationships they have developed with the end-users.

   Distributor and value-added reseller relationships. We have established relationships with large national and international distributors, local and specialized distributors and value-added resellers. The distributors sell our products, and the value-added resellers not only sell our products, but also assist their customers in network design, installation and testing. In some cases, both distributors and value-added resellers also assist their customers with financing, maintenance and the purchase of ancillary equipment necessary for installation of a wireless network. Our primary distributor relationships include Somera Communications Inc., Tessco Technologies Incorporated and Westcon Inc., most of whom distribute our products nationwide. Our primary value-added reseller relationships include Avant Telecoms Inc., Hutton Communication, Inc. and Solunet, Inc. Hutton Communication, Inc. and Solunet are domestic value-added resellers and Avant is one of the largest value-added resellers of wireless equipment in Taiwan. We are currently exploring opportunities to begin selling directly to original equipment manufacturers.

   Systems integrators. We also market our products through strategic relationships we have with systems integrators, which design and install networks that incorporate our systems. Systems integrators typically do not purchase and resell equipment to their customers. Instead they typically recommend equipment to their customers for use in the systems they design and install. Although we currently have relationships with a number of systems integrators, we are expanding our focus in this area by establishing new relationships with additional systems integrators.

Customer Service

   We are committed to providing our customers with high levels of service and support. We provide training, technical assistance and customer support on the installation, management, use and testing of our products. We also provide a 24-month warranty for our systems and offer both in-warranty and out-of-warranty repair services. Our repair center is staffed with technicians who work directly with our quality assurance team to identify potential problems and repair equipment. In addition, we have a number of flexible hardware and software maintenance and support programs available for our products.

Customers and End-Users

   We have a globally diversified base of customers and end-users consisting of service providers, businesses and other enterprises. In 1999, we sold our systems to 480 customers in 34 countries.

   Our top ten wireless operator end-users include:

     Alltel Corp.                             KG Telecommunications Co., Ltd.


     AT&T Wireless Group                      Nextel Communications, Inc.


     Bell Atlantic Corporation                Pacific Bell


     Far EastOne Telecommunications Company Ltd.
                                              Voicestream Wireless Corporation


     GTE Corporation                          Western Wireless Corporation

   Our top ten business and other enterprise end-users include:

     Burlington Northern Railroad Co.         Motorola, Inc.


     Canadian National Railway Company        ThinRoute Technologies Inc.


     Education Networks of America            U.S. Coast Guard


     El Paso Energy Corporation               Westower Corp.


     Florida Power & Light Co.                Williams Communication Group,
                                           Inc.

   For the year ended December 31, 1999, sales to Somera Communications, one of our distributors, represented 19% of our sales.

Research and Development

   Our research and development efforts are focused on improving the functionality and performance of our existing products as well as developing new products to meet the changing needs of our diverse base of customers and end-users. We are currently pursuing the following research and development initiatives:

  .  developing our point-to-multipoint Ubiquity systems;

  .  adapting our products to additional frequencies and interfaces;

  .  developing higher speed products;

  .  increasing the performance of our digital signal processing technology;
     and

  . designing our products for low-cost, outsourced manufacturing, assembly and testing.

   Our dedicated team of engineers has multi-disciplinary technical capabilities, including radio frequency technology, digital signal processing development and system software development. We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our core wireless technologies and strengthening our technological expertise. Over the last eight years, we have made and expect to continue to make, significant investments in research and development. We invested approximately $5.9 million, $4.9 million and $4.1 million in research and development activities in 1999, 1998, and 1997, respectively.

Manufacturing

   Our ISO 9001 certified manufacturing operation, based in our Sunnyvale, California facility, consists primarily of pilot production, product assembly and product testing. Our strategy is to outsource manufacturing and procurement of component parts to manufacturers with the expertise and ability to achieve the cost reductions associated with volume manufacturing and to respond quickly to orders, while maintaining our quality standards. This allows us to focus our internal resources on developing new products. We rely on two contract manufacturers to produce our printed circuit boards and one contract manufacturer for limited printed circuit board testing. We complete the final assembly and testing of our products at our Sunnyvale facility. We are currently evaluating alternatives for outsourcing a portion of our final assembly and test functions to our contract manufacturers.

   We depend on single source suppliers for several of our components. Most of these components are purchased by our contract manufacturers. We carry additional inventory of these components, as do our contract manufacturers, but we may have manufacturing shortages if our sales increase more than we expect. We have experienced in the past and may in the future experience difficulties in obtaining various components due to capacity constraints among suppliers in our industry which are experiencing high levels of demand.

Competition

   The market for broadband wireless access systems is rapidly evolving, highly competitive and subject to rapid technological change. Because we develop a variety of products for several different markets, we have a broad range of competitors. Competition for one or more of our systems include products manufactured or marketed by a number of large communication equipment suppliers, including Alcatel, Cisco Systems, Inc., Ericsson Business Networks AB, Lucent Technologies Inc. and Nortel Networks Corporation, as well as by a number of smaller companies, including Adaptive Broadband Corp., P-com, Inc., Proxim Inc., Netro Corporation and Wi-Lan Corp. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. In addition, our competitors may provide financing to their customers. Companies in the communications industry which are currently not selling broadband wireless access products, as well as our current competitors, may make strategic acquisitions or establish cooperative relationships among each other or with third parties to enter this market or to increase their ability to gain market share rapidly. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

   We believe our competitive position in the point-to-point segment of the market is strong, primarily because of our history since 1992 in servicing this market and because we have introduced some of the first high-speed wireless license-exempt systems. We have not yet developed a competitive position in the point-to-multipoint segment of the market because we have not yet finished developing these products. A number of other companies have begun commercially selling point-to-multipoint systems, and these companies may have a competitive advantage because they were the first to market this type of product. We believe, however, that we will be able to successfully compete by using our relationships with our existing customers to sell our new point-to-multipoint systems, which can be integrated with our other systems, and because we believe our point-to-multipoint systems may have features our competitors' systems do not have.

   Technological developments and consolidation within the broadband wireless access equipment industry result in frequent changes to our group of competitors. The principal competitive factors in our market include:

  .  product features and reliability;

  .  the ability to be among the first to introduce new products;

  .  price;

  .  brand recognition;

  . relationships with distributors, value-added resellers, systems integrators and service providers;

  .  the ability to integrate various products into a single network; and

  .  customer service and technical support.

   Broadband wireless access solutions also compete with other high-speed solutions such as cable modem technologies, satellite technologies, digital subscriber lines and fiber optic cables. Many of these alternative technologies can take advantage of existing installed infrastructure and have achieved significantly greater market acceptance and penetration than broadband wireless access technologies. We expect to face increasing competitive pressures from both current and future technologies in the broadband access market.

Intellectual Property

   Our success depends on the preservation and protection of our product and manufacturing process designs and other proprietary technology. We use a variety of intellectual property in the development and manufacturing of our products, but do not believe that any of our intellectual property is individually critical to our current operations. Taken as a whole, however, we believe our intellectual property rights are significant.

   We currently have five U.S. patents, each of which relate to our Ubiquity point-to-multipoint systems, which are still under development. We also have one pending U.S. patent application that pertains to the Ubiquity system and two pending U.S. patent applications that pertain to our license-exempt Lynx and Tsunami systems. We have four U.S. trademarks, which cover variations of our name and logo, and have several pending U.S. trademark applications, which cover the names of some of our more important product lines. Because, to date, we have sold our products primarily in the United States, we have not yet applied to register any of our intellectual property in any foreign countries. However, we intend to file foreign patent and trademark applications in the future, in instances where we consider a particular trademark or aspect of our technology important enough to justify the added expense of pursuing the filings.

   In addition to our registered intellectual property, we also use proprietary technology in our business. This technology includes internally developed proprietary error correction algorithms, fault tolerant systems and comprehensive network management software. A significant portion of this technology consists of specialized knowledge and technical expertise that has been developed over time by our employees. In order to maintain the confidential nature of this technology, we have chosen to protect it by generally limiting access to it, treating portions of it as trade secrets and obtaining confidentiality or non-disclosure agreements from persons who are given access to it. All of our employees have signed our standard confidentiality agreement, which prohibits them from disclosing our confidential information, technology developments and business practices, as well as any confidential information entrusted to us by other parties. Similarly, all of the consultants who have been given access to our confidential information or proprietary technology have signed an agreement prohibiting them from disclosing that information and technology to others.

   The protections we have secured for our intellectual property rights, and our ability to enforce those rights, may be inadequate to prevent others from using our technology or independently developing technology that is substantially similar to our own. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales and otherwise harm our business. Moreover, to the extent that we secure intellectual property rights in foreign countries, the laws of these countries may not afford us the same level of protection we receive in the United States. If we resort to legal proceedings to enforce our intellectual property rights, or are forced to defend our rights in a suit filed by a third party, these proceedings could be burdensome and costly, regardless of whether we ultimately prevail.

Government Regulation

   Our products must conform to a variety of regulatory requirements and protocols. In order for our products to be used in some jurisdictions, regulatory approval and in some cases, specific country compliance testing, may be required. For example, all products designed for use in the United States must be certified by the

Federal Communications Commission before we can ship them. The delays inherent in this regulatory approval process may cause the rescheduling, postponement or cancellation of the installation of our products by our customers which, in turn, may significantly reduce our sales.

   The failure to comply with current or future regulations or changes in the interpretation of existing regulations in a particular country could result in any of the following events:

  .  the suspension or cessation of sales in that country;

  . the imposition of restrictions in our development efforts and those of our customers;

  .  current products becoming obsolete; or

  .  an increase in the opportunities for additional competition.

   These current or future regulations or changes in the interpretation of existing regulations could require us to modify our products and incur substantial costs.

   We are also subject to U.S. government export controls. We rely on our customers to inform us when they plan to deliver our products to other countries and we regularly inform our customers of the export controls with which they must comply.

Facilities

   We lease approximately 51,400 square feet of facilities in two locations. Our headquarters is a 47,000 square foot facility in Sunnyvale, California. This facility accommodates the following departments: sales and marketing, the majority of our research and development, manufacturing, administration and finance. The term of the lease for this facility expires in June 2006. We also lease approximately 4,400 square feet in Petaluma, California, which is used for the remainder of our research and development department.

Employees

   As of March 31, 2000, we had 159 employees, including 58 in manufacturing, 44 in research and development, 40 in sales, marketing and customer service and 17 in finance and administration. We are not a party to any collective bargaining agreement. We believe that relations with our employees are good.

Legal Proceedings

   We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, the positions held by them, and their ages as of April 20, 2000 are as follows:

  Name                   Age                          Position(s)
  ----                   ---                          -----------
Jonathan N. Zakin.......  50 Chief Executive Officer and Chairman of the Board of Directors
Amir Zoufonoun..........  40 President, Chief Operating Officer and Director
Nancy Huber.............  42 Chief Financial Officer and Vice President of Finance
Fred Corsentino.........  46 Vice President of Sales
Joseph Tavormina........  45 Vice President of Access Products
Hanan Cohen.............  40 Vice President of Operations
John H. Saefke..........  52 Vice President of International Sales
Michael Seedman.........  43 Director
Timothy C. Collins......  43 Director
Jeffrey M. Hendren......  41 Director

   Jonathan N. Zakin has served as our Chief Executive Officer and Chairman of our board of directors since November 1, 1999. Mr. Zakin is also currently President of Leeward Technology Partners and Leeward Management Inc., affiliates of Ripplewood Partners, and he is the Manager of Seaview Holdings, LLC. Prior to founding Leeward Technology Partners in 1997, he was Executive Vice President of Business Development and Corporate Strategy of U.S. Robotics, a communications equipment company, from 1995 to 1997, Executive Vice President of Sales and Marketing of U.S. Robotics from 1989 to 1995 and Vice President of Sales of U.S. Robotics from 1987 to 1989. Mr. Zakin was elected a director of U.S. Robotics in 1988. He has also held various executive and management positions, both domestically and internationally, with Winterhalter, Inc., Cosma International, Brisk and Kindle and J. Henry Schroder Corp. Mr. Zakin received an M.B.A. degree from Harvard Business School and a B.A. degree from New York University.

   Amir Zoufonoun has served as our President and Chief Operating Officer and a member of our board of directors since November 1, 1999. He was also our General Manager from 1998 to 1999. Since Mr. Zoufonoun joined us in 1989, he served in various management positions of increasing responsibility, including Vice President of Engineering. From 1979 to 1989, he held various engineering and technical management positions with Harris Corporation. Mr. Zoufonoun received a M.S. degree in electrical engineering from Santa Clara University and a B.S. degree in Electrical Engineering from San Jose State University.

   Nancy Huber has served as our Chief Financial Officer and Vice President of Finance since February 16, 2000. Prior to joining us, Ms. Huber served as Vice President of Finance, Western Operations for Evans & Sutherland Computer Corporation, a graphics developer, from 1998 to 1999. From 1994 to 1998, she was Vice President of Finance and Chief Financial Officer for AccelGraphics, Inc. From 1991 to 1994, she served first as MIS Manager, then Chief Financial Officer and finally Chief Executive Officer of ATG Cygnet, Inc., a mass storage robotic company. Ms. Huber received a Master of Management degree from the J.L. Kellogg Graduate School of Management and a B.S. degree in Chemical Engineering from Purdue University.

   Fred Corsentino has served as our Vice President of Sales since February 25, 2000. From 1998 to 1999, Mr. Corsentino was Vice President of Sales for Open Port Technology, a worldwide provider of Internet telephony solutions. From 1997 to 1998, Mr. Corsentino was Director of North American Enterprise Access Sales for 3Com Corporation, a communications equipment company. From 1993 to 1997, he served as Director of East Area Sales for U.S. Robotics where he was responsible for major enterprise and service provider accounts. Mr. Corsentino received an M.B.A. degree from Columbia University and a B.S. degree in Economics from the New York Institute of Technology.

   Joseph Tavormina has served as our Vice President of Access Products since March 24, 2000. Mr. Tavormina oversees the development of our point-to-multipoint technology and products. He founded Ubiquity Communication, Inc. in March 1997 and served as its President and Chief Executive Officer. From 1993 to 1997, he was President of Nusantara Communications, formerly Noller Communications, where he was involved with the design marketing and deployment of wireless telecommunication systems. Mr. Tavormina has also served as strategic planner, technologist and market strategist for Nusantara Communications, Inc., the corporate parent of Nusantara. In addition, Mr. Tavormina has served as Chairman of the Antenna Measurement Techniques Association. Mr. Tavormina has an Eng., an M.S. and a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology.

   Hanan Cohen has served as our Vice President of Operations since 1997. Mr. Cohen oversees our master scheduling and planning, materials management, outsourcing, manufacturing, testing, and quality control and assurance. From 1995 to 1997, he served as Vice President of Operations at Turbodyne Systems Inc., an electronics control systems manufacturer. Previously, Mr. Cohen served as Vice President of Manufacturing at Securiplex, Inc. in Canada from 1991 to 1995. Mr. Cohen received an M.B.A. degree from Hamilton University and an Industrial Engineering degree from the Technological Institute, Israel.

   John H. Saefke has served as our Vice President of International Sales since December 1997. He also served as Vice President, International Sales of Repeater Technologies, Inc. in 1997. From 1994 to 1997, he served as Vice President of International Sales for California Microwave's Telesciences Transmission Systems division. From 1974 through 1994, he served in various sales management positions with Harris Corporation, including Director of Sales for the Farinon division, which specializes in developing sales in China. Mr. Saefke received a B.S. degree in Business and Economics from the College of Notre Dame.

   Michael Seedman has served as a member of our board of directors since November 1, 1999. From 1997 to 1999, Mr. Seedman pursued non-business interests. From 1993 to 1997, he served as Senior Vice President and General Manager of the Personal Communications Division at U.S. Robotics where he focused on the design, manufacture and sale of modems. From 1989 to 1993, Mr. Seedman was President of Practical Peripherals, a company he founded in 1981, which was later sold to Hayes Microcomputer, Inc.

   Timothy C. Collins has served as a member of our board of directors since November 1, 1999. Mr. Collins founded Ripplewood Holdings, L.L.C. in 1995 and currently serves as its Chief Executive Officer. In addition, he is Co-Head of RJH Industrial Partners, an affiliate of Ripplewood Holdings LLC. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a Vice President at Lazard Freres & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of Ripplewood Holdings LLC, The Strong Schafer Value Fund, The Long-Term Credit Bank of Japan Ltd., WRC Media and various other privately held Ripplewood portfolio companies. Mr. Collins received an M.B.A. degree from Yale University's School of Organization and Management and a B.A. degree in Philosophy from DePaul University.

   Jeffrey M. Hendren has served as a member of our board of directors since November 1, 1999. He is a Managing Director at Ripplewood Holdings LLC. Prior to joining Ripplewood in 1998, Mr. Hendren was a Vice President in the Mergers & Acquisitions Department at Goldman, Sachs & Co. During Mr. Hendren's eight years at Goldman Sachs, he focused on transactions in healthcare and information technology. Mr. Hendren received an M.B.A. degree from Harvard Business School and a B.Sc. degree with honors in accounting and finance from Indiana University.

Board of Directors

 Terms

   Our current directors will serve their terms until the next annual meeting of stockholders and the election of their successors. At the next annual meeting of stockholders, the board of directors will be divided into three classes. The first class of directors will be nominated to serve for a term of three years, the second class for a term of two years, and the third class for a term of one year. After that, each director will be nominated to serve for a term of three years. Directors will hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by, and serve at the discretion of, the board of directors.

 Committees

   Our board of directors intends to establish an audit committee and a compensation committee. The audit committee will consist of at least three independent directors. The audit committee will make recommendations to the board of directors about the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit control functions.

   The compensation committee will consist of at least two independent directors. The compensation committee will make recommendations regarding the 1999 Western Multiplex Corporation Stock Incentive Plan, the Western Multiplex Employee Stock Purchase Plan and the salaries, incentives and other forms of compensation for our employees and consultants.

 Compensation

   During 1999, our directors were not compensated for serving as members of the board of directors. After the offering, we will pay all non-employee directors an annual retainer for serving on the board or as chairman of a standing committee of the board and an amount for each board and committee meeting attended in person or via teleconference. The amounts will be determined prior to the offering. In addition, all directors will be reimbursed for expenses incurred in attending meetings of the board of directors and its committees.

   Our directors are entitled to receive option grants under the 1999 Western Multiplex Corporation Stock Incentive Plan. However, no awards have been granted as of April 20, 2000. Any awards which may be granted in the future will be determined by the compensation committee. However, our full board of directors must approve all awards granted under the plan to directors who beneficially own more than 10% of our outstanding common stock and, as a result, are subject to Section 16 of the Securities and Exchange Act of 1934.

   On November 1, 1999, we issued warrants to purchase a total of 2,918,400 shares of our common stock at an exercise price of $.50 per share to Seaview Holdings, L.L.C., which is wholly-owned by Mr. Zakin, our Chief Executive Officer and Chairman of our board of directors. We also issued warrants to purchase a total of 1,451,600 shares of our common stock at an exercise price of $.50 per share to The Michael and Roberta Seedman Revocable Trust, a trust for which Mr. Seedman, a member of our board of directors, is both trustee and a beneficiary. Warrants held by Seaview Holdings to purchase 1,140,000 shares of our common stock and warrants held by The Seedman Revocable Trust to purchase 570,000 shares of our common stock are presently exercisable. Upon completion of the offering, all of the warrants held by Seaview Holdings and The Seedman Revocable Trust will become exercisable upon completion of the offering. For additional information about the terms of these investments, see "Material Relationships and Related Transactions--Co-Investment Agreements."

Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors

   We intend to adopt the Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee Directors. The plan will provide for the issuance of a maximum of 1,500,000 shares of our common stock pursuant to the grant of non-qualified stock options to newly elected members of the board of directors who are not our employees. The Stock Option Plan for Non-Employee Directors will be a self-governing plan that will require minimal discretionary action by any administrative body to effect any transaction under the plan. To the extent that any questions of administration arise, they will be resolved by our board of directors.

   The exercise price of any option granted under this plan will be the fair market value of our common stock on the date the option is granted. A non-employee who becomes a director will initially be granted an option to purchase 100,000 shares of our common stock, of which one-third will vest immediately. The option will then become vested as to each additional one-third of the shares on the first and second anniversaries of the date of the initial grant, so long as the director continues to serve on our board of directors on each of the vesting dates. In addition, so long as a director continues to serve on our board of directors, the director will, as of the third anniversary of the date of the initial grant and every three years after that, receive an additional option to purchase 15,000 shares, of which one-third of the shares will vest immediately. The option will then become vested as to each additional one-third of the shares on the first and second anniversaries of the date of each additional grant, so long as the director continues to serve on our board of directors on each of the vesting dates.

Compensation Committee Interlocks and Insider Participation

   During the fiscal year ended December 31, 1999, we did not have a compensation committee. However, Messrs. Zakin and Zoufonoun participated in deliberations with our board of directors regarding executive officer compensation. None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors.

Executive Compensation

   Summary compensation. The following table sets forth information regarding executive compensation for services rendered during the fiscal year ended December 31, 1999 by our Chief Executive Officer and our other four most highly paid executive officers whose salary and bonus for the last fiscal year exceeded $100,000. The compensation summarized in this table does not include medical, group life insurance or other plan benefits that are available generally to all of our salaried employees or perquisites or other personal benefits that do not in the aggregate exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

                           Summary Compensation Table

                                                    Annual
                                                 Compensation
                                               ----------------  Other Annual
Name and Principal Position               Year Salary  Bonus(1) Compensation($)
---------------------------               ---- ------- -------- ---------------
Jonathan N. Zakin........................ 1999   8,333     --          --
 Chief Executive Officer and Chairman

Amir Zoufonoun........................... 1999 174,793 729,104         --
 President, Chief Operating Officer and
  Director

Hanan Cohen.............................. 1999 127,666 213,292         --
 Vice President of Operations

John H. Saefke........................... 1999 101,962  45,000      70,990(2)
 Vice President of International Sales

Graham R. Barnes......................... 1999 135,750 382,585         --
 Vice President of Business Development

--------
(1) These bonus amounts include amounts paid by Glenayre Technologies, Inc. to these individuals for services rendered to Glenayre Technologies, Inc.
(2) This amount represents sales commission paid in fiscal year 1999.

   Option grants in last fiscal year. In 1999, we granted warrants to purchase 2,918,400 shares of our common stock to Seaview Holdings, L.L.C., which is wholly-owned by Mr. Zakin, and options to purchase 1,589,000 shares of our common stock to our other named executive officers.

                       Option Grants in Last Fiscal Year

                                            Individual Grants
                          ------------------------------------------------------
                                                                                 Potential Realizable
                                                                                   Value at Assumed
                                                                                      Annual Rates
                           Number of   Percent of                                   of Stock Price
                          Securities  Total Options                                Appreciation for
                          Underlying   Granted to   Exercise or                       Option Term
                            Options   Employees in  Base Price     Expiration    ---------------------
Name                      Granted (#)  Fiscal Year    ($/Sh)          Date        5% ($)     10% ($)
----                      ----------- ------------- ----------- ---------------- --------- -----------
Jonathan N. Zakin.......   2,918,400      46.4%        $.50     November 1, 2009 $ 917,683 $ 2,325,589
 Chief Executive Officer
 and Chairman
Amir Zoufonoun..........   1,330,000      21.1%        $.50     November 1, 2009 $ 418,215 $ 1,059,839
 President, Chief
 Operating Officer and
 Director
Hanan Cohen.............     209,000       3.3%        $.50     November 1, 2009 $  65,719 $   166,546
 Vice President of
 Operations
John H. Saefke..........      50,000        .8%        $.50     November 1, 2009 $  15,722 $    39,844
 Vice President of
 International Sales

   Aggregate option exercises in last fiscal year. None of the named executive officers exercised options to purchase any of our shares in 1999.

          Aggregate Option Exercises and Fiscal Year-End Option Values

                                                    Number of Securities      Value of Unexercised
                                                   Underlying Unexercised         In-the-Money
                                                   Options at Fiscal Year-   Options at Fiscal Year-
                            Number of                        End                       End
                         Shares Acquired  Value   ------------------------- -------------------------
Name                       on Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- -------- ----------- ------------- ----------- -------------
Jonathan N. Zakin.......       --         $ --     1,140,000    1,778,400    $            $
Amir Zoufonoun..........       --         $ --           --     1,330,000         --
Hanan Cohen.............       --         $ --           --       209,000         --
John H. Saefke..........       --         $ --           --        50,000         --

Stockholder's Agreements

   Each of our executive officers and all of our employees who have either purchased shares of our common stock or received options to purchase shares of our common stock, have entered into stockholder's agreements with us. Under those agreements, the employees agreed not to transfer any shares of our common stock for 180 days following the completion of the offering. There is an exception for transfers to trusts and estates for estate planning purposes and for sales of a pro rata portion of these shares of our common stock in connection with a sale by Ripplewood Partners of its shares of our common stock. In addition, following the completion of the offering and the expiration of the 180-day lock-up period, employee stockholders will have the right to sell shares of our common stock in any registration statements that we file.

   Generally, under the employee stockholder's agreements, we have the right to repurchase our shares and options from our employees if they cease to be employed by us. Furthermore, our employees and their permitted transferees who have entered into a stockholder's agreement with WMC Holding for options to purchase shares of common stock of WMC Holding agree to vote all of the shares of common stock of WMC Holding held by them in the same manner as Ripplewood Partners on all matters acted upon at any annual or special meeting of stockholders of WMC Holding or by written consent in place of a meeting, and appoint Mr. Zakin as their proxy to so vote.

Employment Agreements and Change of Control Provisions

   Jonathan N. Zakin. In October 1999, we entered into an employment and co-investment agreement with Mr. Zakin under which Mr. Zakin has agreed to serve as our Chief Executive Officer and Chairman of our board of directors. Under the agreement, Mr. Zakin is entitled to receive an annual base salary of $50,000. He is not eligible for any bonus. Mr. Zakin's employment term is not specified but will terminate upon 60 days' written notice by either party.

   Mr. Zakin's employment agreement contains a provision under which he agrees not to compete with us and not to solicit our employees for a period of one year following his termination.

   Under the employment and co-investment agreement with Mr. Zakin, Seaview Holdings, which is wholly-owned by Mr. Zakin, purchased 1,900,000 shares of Class A common stock of WMC Holding for a purchase price of $.50 per share. In addition, we issued warrants to purchase a total of 2,918,400 shares of our common stock at an exercise price of $.50 per share to Seaview Holdings. Warrants held by Seaview Holdings to purchase 1,140,000 shares of our common stock are presently exercisable. Upon completion of the offering, all of the warrants held by Seaview Holdings will become exercisable.

   Amir Zoufonoun. In November 1999, we entered into an employment agreement with Mr. Zoufonoun under which Mr. Zoufonoun has agreed to serve as our President and Chief Operating Officer. Under the agreement, Mr. Zoufonoun is entitled to receive an annual base salary of $175,000. In addition, Mr. Zoufonoun is eligible for an annual bonus pursuant to an annual incentive plan, with the amount of the bonus based on performance targets established by our board of directors.

   If we terminate Mr. Zoufonoun's employment without cause or if he terminates his employment for good reason, as described in the agreement, we will be required, for a period of 12 months, to pay him his base salary and continue his medical and other benefits, and all of his time-based options will vest immediately. In addition, Mr. Zoufonoun will receive payment of a prorated bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of us does not qualify as good reason for Mr. Zoufonoun to leave. We may terminate Mr. Zoufonoun's employment at any time, and Mr. Zoufonoun may terminate his employment on 90 days' prior written notice. Mr. Zoufonoun has agreed not to disclose any confidential information pertaining to our business. Furthermore, he has agreed not to compete with us during his employment and for one year following his termination.

   Nancy Huber. In February 2000, we entered into an employment agreement with Ms. Huber under which Ms. Huber has agreed to serve as our Chief Financial Officer and Vice President of Finance. Under the employment agreement, Ms. Huber is entitled to receive an annual base salary of $160,000. In addition, Ms. Huber is eligible for an annual bonus pursuant to an annual incentive plan, with the amount of the bonus based on performance targets established by our board of directors. The employment agreement also provides that, immediately prior to a change of control, as defined in the 1999 Western Multiplex Corporation Stock Incentive Plan, all of Ms. Huber's outstanding, unvested time-based options will accelerate and become fully vested and immediately exercisable. In addition, transfer restrictions on any shares of our common stock held by Ms. Huber, other than those imposed by any underwriters in the offering, will lapse.

   If we terminate Ms. Huber's employment without cause or if she terminates her employment for good reason, as described in the employment agreement, we will be required, for a period of 12 months, to pay her base salary, her annual target bonus for the year in which her employment terminates, which will equal up to 40% of her base salary at that time, and continue her medical and other benefits. In addition, Ms. Huber will receive any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of us does not qualify as good reason for Ms. Huber to leave. We may terminate Ms. Huber's employment at any time, and Ms. Huber may terminate her employment on 90 days' prior written notice. Ms. Huber has agreed not to disclose any confidential information pertaining to our business. Furthermore, she has agreed not to compete with us during her employment and for one year following her termination.

   Joseph Tavormina. In March 2000, we entered into an employment agreement with Mr. Tavormina under which Mr. Tavormina has agreed to serve as our Vice President of Access Products. The employment agreement provides for an annual base salary of $144,000. In addition, Mr. Tavormina is eligible for an annual bonus based on performance targets as established by our board of directors. Under the employment agreement, Mr. Tavormina purchased 200,000 shares of Class A common stock of WMC Holding at $.50 per share. Mr. Tavormina was also granted options to purchase 200,000 shares of our common stock at $.50 per share.

   If we terminate Mr. Tavormina's employment without cause or if he terminates his employment for good reason, as described in the employment agreement, we will be required, for a period of 12 months, to pay him his base salary and continue his medical and other benefits. In addition, Mr. Tavormina will receive payment of his annual bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of us does not qualify as good reason for Mr. Tavormina to leave. We may terminate Mr. Tavormina's employment at any time, and Mr. Tavormina may terminate his employment for good reason on 60 days' prior written notice and on 90 days' prior written notice for any other reason. Mr. Tavormina has agreed not to disclose any confidential information pertaining to our business. Furthermore, he has agreed not to compete with us during his employment and for one year following his termination.

   Hanan Cohen. In March 2000, we entered into an employment agreement with Mr. Cohen, under which Mr. Cohen has agreed to serve as our Vice President of Operations. The employment agreement provides for an annual base salary of $150,003. In addition, Mr. Cohen is eligible for an annual bonus based on performance targets as established by our board of directors.

   If we terminate Mr. Cohen's employment without cause or if he terminates his employment for good reason, as described in the employment agreement, we will be required, for a period of 12 months, to pay him his base salary, a prorated bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of us does not qualify as good reason for Mr. Cohen to leave. We may terminate Mr. Cohen's employment at any time for cause, or upon 90 days' prior written notice for any other reason. Mr. Cohen may terminate his employment on 90 days' prior written notice. Mr. Cohen has agreed not to disclose any confidential information pertaining to our business. Furthermore, he has agreed not to compete with us during his employment and for one year following his termination.

   John H. Saefke. In February 2000, we entered into an employment agreement with Mr. Saefke, under which Mr. Saefke has agreed to serve as our Vice President of International Sales. The employment agreement provides for an annual base salary of $110,250. In addition, Mr. Saefke is eligible for an annual bonus based on performance targets as established by our board of directors.

   If we terminate Mr. Saefke's employment without cause or if he terminates his employment for good reason, as described in his employment agreement, we will be required, for a period of 12 months, to pay him his base salary and continue his medical and other benefits. In addition, Mr. Saefke will receive payment of a prorated bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of us does not qualify as good reason for Mr. Saefke to leave. We may terminate Mr. Saefke's employment at any time, and Mr. Saefke may terminate his employment on 90 days' prior written notice. Furthermore, he has agreed not to compete with us during his employment and for one year following his termination.

1999 Western Multiplex Corporation Stock Incentive Plan

   The 1999 Western Multiplex Corporation Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in November 1999. The plan provides for the issuance of a maximum of 6,000,000 shares of common stock pursuant to the grant of incentive stock options, non-qualified options, stock appreciation rights and various other stock-based awards to our employees, directors and consultants. The 1999

Stock Incentive Plan is administered by the board of directors and, in the future, will be administered by the compensation committee, which has the authority to determine recipients of awards under the plan.

   The exercise price of the options and the vesting periods, expiration dates and other terms of awards under the plan will be determined by the compensation committee. However, the exercise price of any option granted to any stockholder who owns more than 10% of the total combined voting power of all of our outstanding capital stock, or that of our parent or subsidiary corporations, cannot be less than 110% of the fair market value of the shares underlying the option on the date of the grant. In no event may the exercise price of an option be less than 100% of the fair market value of the shares underlying the option on the date of grant. In addition, an option may not vest at a rate that is less than 20% per year over five years from the date the option is granted.

   Upon a change of control, as defined in the 1999 Stock Incentive Plan, the compensation committee may, but is not obligated to, (1) provide that any outstanding award that is unvested as of the date of the change of control will become immediately vested and (2) provide for a cash payment to be made to holders of outstanding awards in the event the awards are canceled. In the case of options and stock appreciation rights, the cash payment would be equal to the difference between the fair market value of the shares underlying the option or stock appreciation rights and the aggregate exercise price of the options or stock appreciation rights, as applicable. Awards are not transferable except by will or by the laws of descent or distribution or pursuant to a qualified domestic relations order.

   As of March 31, 2000, we had granted options for the purchase of 4,578,227 shares of our common stock under the 1999 Stock Incentive Plan. No options have vested, and none have been exercised as of March 31, 2000. However, options to purchase 724,000 shares of our common stock will vest upon completion of the offering.

Western Multiplex Employee Stock Purchase Plan

   We intend to adopt the Western Multiplex Employee Stock Purchase Plan. It will be submitted to our stockholders for their approval prior to the closing of the offering. If approved, it will become effective on the date of the offering. The total number of shares of our common stock that will be reserved for issuance under the plan will be determined prior to the offering.

   The Western Multiplex Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. It will be administered by the compensation committee of the board of directors, which has the authority to interpret the plan and establish, amend and rescind any rules and regulations relating to the plan. Under the plan, all our employees are given the option to elect to have us deduct a portion of their annual compensation, including base salary, annual bonuses, commissions, overtime and shift pay, during a 24-month offering period established by the board of directors. It is expected that during the offering period, there will be six-month window periods, or purchase periods, when plan participants will have the opportunity to use their payroll deductions to purchase shares of our common stock at a per share purchase price equal to 85% of the lesser of the fair market value of the shares on the first day of the offering period or on the last date of the purchase period. A plan participant is only entitled to purchase, in any given calendar year, a maximum number of shares of our common stock equal to the least of:

  .  2,500 shares;

  . the number of shares determined by dividing the amount accumulated in a plan participant's payroll deduction account during the applicable offering period by the purchase price described above; and

  . in any given calendar year, shares with an aggregate fair market value equal to $25,000, as determined on the first day of any offering period.

   When a plan participant exercises his or her option to purchase shares of our common stock under the plan, it is expected that we will purchase shares of common stock for that plan participant, in accordance with the terms and limitations described above, and that we will deposit those shares into an account established for each plan participant with a stock brokerage or other financial services firm designated by the compensation committee. The shares must remain in the account for a period of at least two years from the first day of the offering period and for at least one year from the last day of the purchase period. This restriction is in place to prevent plan participants from engaging in a disqualifying disposition of their shares purchased pursuant to the plan. A disqualifying disposition of shares by a participant would cause the participant to lose the favorable tax treatment available to that plan participants upon a sale or other disposition of shares acquired pursuant to the plan. In addition, in the event of a change of control of us, the compensation committee may, in its sole discretion, take whatever actions it deems necessary or desirable with respect to any option or offering period as of the date of the change of control.

Western Multiplex Corporation 401(k) Profit Sharing Plan

   In October 1999, we adopted the Western Multiplex Corporation 401(k) Profit Sharing Plan, which covers our full time employees who are at least 21 years old and have completed six months of service with us. The 401(k) Plan is governed by the Employee Income Retirement Security Act of 1974. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986 so that contributions to it by employees, and the investment earnings on those contributions, are not taxable to employees until distributed to the employees pursuant to the terms of the plan. Under the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit, which is $10,500 for 2000, and have this amount contributed to the 401(k) Plan. Under the plan, we make matching contributions equal to 100% of an employee's contribution, up to 4% of the employee's annual compensation. We may also elect to make discretionary contributions under the plan. Employees are at all times fully vested in their contribution, and in all contributions made by us.

Ubiquity Communication Plans

   In connection with our acquisition of Ubiquity Communication, Inc. on March 24, 2000, we assumed the obligations under Ubiquity Communication's equity incentive plans. As a result, all options granted under the Ubiquity Communication equity incentive plans became options to purchase shares of our common stock. We do not intend to make any future grants under these plans.

   Ubiquity Communication maintained three equity incentive plans, the 1999 Stock Plan, the 1998 Stock Plan and the 1997 Stock Option Plan. The 1998 and 1999 plans provide for the grant of non-qualified and qualified stock options and restricted stock. The 1997 plan provides for the grant of non-qualified and qualified stock options. Under the plans, grants could be made to Ubiquity Communication employees, consultants and directors. All of the plans will be administered and interpreted by our board of directors or compensation committee.

   Generally, the plans also provided that all qualified stock options be granted with an exercise price at least equal to 100% of the fair market value of the underlying shares and that all nonqualified stock options be granted with an exercise price at least equal to 85% of the fair market value of the underlying shares. In either case, the exercise price must be 110% of the fair market value for an optionholder who owns stock representing more than 10% of the voting power of all classes of stock. The plans also provide that, in the event of a merger or other corporate transaction, options could be granted with a per share exercise price other than as described above. All options issued under the plans must vest no less frequently than 20% per year over five years from the date the options are granted, and with respect to the 1998 and 1999 plans, all restricted stock must also vest no less frequently than 20% per year over five years from the date the stock is granted.

Limitations on Directors' and Executive Officers' Liability and Indemnification

   Our bylaws and our amended and restated certificate of incorporation provide that we will indemnify our current or former directors or officers to the fullest extent permitted by Delaware law.

   Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty except liability for:

  .  any breach of the director's duty of loyalty;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  unlawful distributions and loans to insiders;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   In addition to the indemnification provided for in our bylaws and amended and restated certificate of incorporation, under the employment and co-investment agreement with Mr. Zakin and the co-investment agreement with Mr. Seedman, we agreed to indemnify each of them to the fullest extent permitted by law against any liability incurred by them by reason of the fact that they were serving in an indemnified capacity. This includes any liabilities resulting from an actual or alleged breach or neglect of duty, error, misstatement or misleading statement or act. However, we will not have to indemnify either of them for:

  . fraud, willful violation of law, gross negligence or breach of their co-investment agreements; or

  . the receipt by either of them of a personal benefit to which they are not entitled.

   With respect to Mr. Zakin, an indemnified capacity includes all past, present and future service as one of our executive officers or directors, or, at our request, as a member, director, officer, manager, employee, agent, fiduciary or trustee of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity or enterprise. With respect to Mr. Seedman, an indemnified capacity includes all past, present and future service as one of our directors, or, at our request, as a member, director, officer, manager, employee, agent, fiduciary or trustee of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

   We also have agreed with Mr. Zakin and Mr. Seedman in their employment agreements to provide directors' and officers' liability insurance to them in their capacity as directors, and to Mr. Zakin in his capacity as an officer. We have purchased directors' and officers' liability insurance for all of our directors and executive officers.

   We believe these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. This limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, it is the position of the Commission that indemnification for liabilities arising under federal or state securities laws is against public policy and not enforceable.

   At present, there is no litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                             PRINCIPAL STOCKHOLDERS

   At March 31, 2000, we had total authorized capital of 100,000,000 shares of our Class A common stock and 100,000,000 shares of our Class B common stock and 692,772 shares of our Class A common stock and 41,869,351 shares of our Class B common stock was issued and outstanding. We also had 42,000,000 shares of our Class B common stock held in treasury. At March 31, 2000, WMC Holding Corp. owned 39,824,351 shares of our Class B common stock. Immediately prior to the completion of the offering, pursuant to a plan of reorganization, WMC Holding will transfer all of its assets and liabilities, consisting solely of shares of our Class B common stock, to us in exchange for newly-issued shares of our Class A common stock. Each share of Class B common stock will be exchanged for one share of Class A common stock. After this exchange, WMC Holding Corp. will convert from a corporation to a limited liability company under Delaware law. In addition, all shares of our Class B common stock will automatically convert at a one-to-one ratio into shares of our Class A common stock immediately prior to the completion of the offering.

   The following table sets forth information about the beneficial ownership of our common shares as of the closing date for the offering assuming the automatic conversion of our Class B shares into Class A shares, by the following:

  . each person known by us to own beneficially more than 5% of the outstanding common stock;

  .  each of our directors;

  .  each of our executive officers; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock that we may issue upon the exercise of options or warrants currently exercisable or exercisable within 60 days of the closing date for the offering are deemed outstanding for computing the percentage of ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Except as we otherwise indicate, we believe the beneficial owners of the common stock listed below, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

                                                                Percentage of
                                                                Common Shares
                                                              -----------------
                                                     Number    Before   After
Name and Address of Shareholder                    of Shares  Offering Offering
-------------------------------                    ---------- -------- --------
5% Holders:
Ripplewood Partners, L.P.(1).....................  39,824,351  93.6%
 One Rockefeller Plaza
 New York, New York 10020
Ripplewood Employee Co-Investment Fund, L.P.(1)..  39,824,351  93.6%
 One Rockefeller Plaza
 New York, New York 10020
Seaview Holdings, L.L.C.(1)(2)...................  43,435,523  95.5%
The Michael and Roberta Seedman Revocable          41,275,951  93.8%
Trust(1)(3)......................................
Glenayre Technologies, Inc.(4)...................   2,045,000   4.8%
 593 Carnegie Boulevard
 Charlotte, North Carolina 28209

Directors and Executive Officers:
Jonathan N. Zakin(1)(2)..........................  43,435,523  95.5%
Michael S. Seedman(1)(3).........................  41,275,951  93.8%
Timothy C. Collins(5)............................         --     --
Jeffrey M. Hendren(5)............................         --     --
Amir Zoufonoun(6)................................  40,394,351  93.7%
Nancy Huber(1)(7)................................  39,844,351  93.6%
Fred Corsentino(1)(8)............................  39,844,351  93.6%
Joseph Tavormina(1)(9)...........................  39,824,351  93.6%
Hanan Cohen(1)(10)...............................  39,938,351  93.6%
John H. Saefke(1)(11)............................  39,824,351  93.6%

Directors and Executive Officers as a Group......  44,918,351  94.3%

--------
 (1) Shareholders of WMC Holding Corp. include Ripplewood Partners, L.P., Ripplewood Employee Co-Investment Fund, L.P., Seaview Holdings, L.L.C., The Michael and Roberta Seedman Revocable Trust and some of our directors and employees, including Messrs. Zakin, Seedman, Zoufonoun, Corsentino, Cohen and Saefke and Ms. Huber, who, because of agreements regarding voting and disposition of equity interests in WMC Holding, may be deemed to constitute a group with WMC Holding Corp. under Section 13(d) of the Securities Exchange Act of 1934. These entities and persons disclaim beneficial ownership of the equity interests in WMC Holding except to the extent of their pecuniary interest in WMC Holding.
 (2) The number of shares includes 2,918,400 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days of the closing date for the offering held by Seaview Holdings, L.L.C. which is wholly-owned by Jonathan N. Zakin. The address for Mr. Zakin is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
 (3) The number of shares includes 1,451,600 shares of common stock issuable upon the exercise of warrants, which are exercisable within 60 days of the closing date for the offering held by The Michael and Roberta Seedman Revocable Trust for which Mr. Michael S. Seedman is both a trustee and a beneficiary. The address for Mr. Seedman is 2025 Hidden Ridge Lane, Highland Park, Illinois 60035.
 (4) Glenayre's beneficial ownership interest in us is held directly by GTI Acquisition Corp., a Delaware corporation and a subsidiary of Glenayre.
 (5) Messrs. Collins and Hendren are affiliated with Ripplewood in the capacities described under "Management." Their address is c/o Ripplewood Holdings LLC, One Rockefeller Plaza, New York, New York 10020. Messrs. Collins and Hendren disclaim beneficial ownership of our common shares that are owned by Ripplewood Partners, L.P. or Ripplewood Employee Co-Investment Fund, L.P.

 (6) The number of shares includes 570,000 shares of common stock issuable upon the exercise of options, which are exercisable within 60 days of the closing date for the offering. The address for Mr. Zoufonoun is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
 (7) The number of shares includes 20,000 shares of common stock issuable upon the exercise of options, which are exercisable within 60 days of the closing date for the offering. The address for Ms. Huber is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
 (8) The number of shares includes 20,000 shares of common stock issuable upon the exercise of options, which are exercisable within 60 days of the closing date for the offering. The address for Mr. Corsentino is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
 (9) The address for Mr. Tavormina is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
(10) The number of shares includes 114,000 shares of common stock issuable upon the exercise of options, which are exercisable within 60 days of the closing date for the offering. The address for Mr. Cohen is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.
(11) The address for Mr. Saefke is c/o Western Multiplex Corporation, 1196 Borregas Avenue, Sunnyvale, California 94089.

                MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

   Other than normal compensation arrangements which are described under "Management" above, the following is a description of transactions, since January 1, 1999, to which we have been a party, in which the amount involved in the transactions exceeds $60,000, and in which any of our directors, executive officers or record or beneficial holders of more than 5% of our common stock has had or will have a beneficial direct or indirect material interest.

Acquisition Agreement

   Pursuant to an acquisition agreement, on November 1, 1999, WMC Holding Corp., a subsidiary of Ripplewood Partners, L.P., purchased 35,955,000 shares of our Class B common stock from GTI Acquisition Corp., a wholly-owned subsidiary of Glenayre Technologies, Inc., in a transaction accounted for as a recapitalization.

   As of March 31, 2000, (1) Ripplewood Partners and Ripplewood Employee Co-Investment Fund together owned approximately 80% of WMC Holding; (2) Seaview Holdings, L.L.C., which is wholly-owned by Jonathan N. Zakin, our Chief Executive Officer and Chairman of our board of directors, owned approximately 5% of WMC Holding; and (3) The Michael and Roberta Seedman Revocable Trust, of which Michael Seedman, a member of our board of directors, is trustee and a beneficiary, owned approximately 5% of WMC Holding.

   Under the acquisition agreement, we redeemed 42,000,000 shares of our Class B common stock from GTI Acquisition for $21.0 million. In order to effect the redemption our Class B common stock from GTI Acquisition, on November 1, 1999, we entered into a credit agreement with Credit Suisse First Boston, as agent, consisting of two term loans and a revolving credit facility. We borrowed a total of $22.0 million in term loans and $2.0 million in revolving credit loans under this credit agreement. Following the redemption, WMC Holding purchased 35,955,000 shares of our Class B common stock from GTI Acquisition, at a purchase price of $.50 per share. Following the closing, a purchase price adjustment of approximately $1.4 million was made, reducing the total purchase price to $16.5 million.

   Subject to various exceptions in the acquisition agreement, each of GTI Acquisition and Glenayre Technologies agreed on behalf of itself and its affiliates not to compete with us until after November 1, 2002. In addition, they agreed not to induce or attempt to induce any of our employees to leave, and not to hire any of our employees who were employed by us within 90 days of being hired by them.

Intellectual Property Agreements

   Assignment Agreement. Prior to the November 1, 1999 acquisition of us by WMC Holding, we were an indirect wholly-owned subsidiary of Glenayre Technologies, Inc. All of our intellectual property was owned by an affiliate of Glenayre Technologies under an intercompany agreement. In connection with the acquisition by WMC Holding, we were removed from that intercompany agreement and entered into an intellectual property assignment agreement under which Glenayre assigned to us:

  . all intellectual property rights that we owned prior to the November 1, 1999 acquisition or that we developed independently from Glenayre following the acquisition, to the extent Glenayre may claim any interest in this intellectual property; and

  .  two patent applications.

   License Agreement. On November 1, 1999, we also entered into an intellectual property license agreement with Glenayre. Under the agreement, Glenayre granted us a license to use the name "Glenayre" for a one-year period which expires on November 1, 2000. In addition, we granted Glenayre a royalty-free license to two patent applications, and to use any trademarks we own in connection with the depletion of inventory held by Glenayre on the date of the license. Except for the one-year license to use Glenayre's name, the licenses granted to us are perpetual and will remain in place for as long as our use of the intellectual property is necessary and as long as we do not materially breach our obligations under the license agreement. The license granted to Glenayre relating to the patent applications terminates when the related patents expire and the license to use our trademarks terminate as soon as Glenayre has depleted all inventory bearing our mark.

   We believe the terms of these arrangements are as favorable to us as any we could have obtained from a third party on an arms-length basis.

Stockholders' Agreement

   On October 31, 1999, we entered into a stockholders' agreement with GTI Acquisition Corp. and its corporate parent, Glenayre Technologies, Inc., which was also our former corporate parent. As of March 31, 2000, GTI Acquisition held 2,045,000 shares of our Class B common stock, or approximately 4.8% of our outstanding common stock, which will be automatically converted into 2,045,000 shares of our Class A common stock upon completion of the offering. Subject to various exceptions, under the stockholders' agreement, GTI Acquisition and its permitted transferees, as defined in the Stockholders' Agreement, agreed not to transfer their shares of our common stock until after October 31, 2001. In addition, GTI Acquisition and its permitted transferees have granted us a right of first refusal in any sale of their shares of our common stock after that date. If GTI Acquisition or any of its permitted transferees receives an offer to purchase any of its shares of our common stock, it cannot accept the offer until it first offers to sell the shares to us or to an affiliate of Ripplewood Partners. These restrictions and rights will terminate upon completion of the offering.

   If either of WMC Holding Corp. or Ripplewood Partners wants to sell any shares of our common stock to any person other than one of its affiliates or to our affiliates, officers, directors or employees, then Glenayre and its permitted transferees have the right to participate in the sale and sell a pro rata portion of their shares of common stock in that sale. If WMC Holding or any of its stockholders receives an offer from a third party to purchase a majority of our common stock and accepts the offer, then GTI Acquisition and its permitted transferees must sell a pro rata percentage of our common stock to the third party on the same terms as any sale by WMC Holding or Ripplewood Partners. These rights will terminate upon completion of the offering.

   In the event that we issue additional common stock to WMC Holding, Ripplewood Partners or any of their affiliates, at any time before October 31, 2001, and this issuance reduces GTI Acquisition's or its permitted transferees' ownership to less than 5.1% of our outstanding common stock, then in certain cases, we must grant GTI Acquisition and its permitted transferees the right to purchase a pro rata number of shares of our common stock in the proposed issuance based on GTI Acquisition's and its permitted transferees' current ownership percentage. However, the provisions described in the preceding sentence shall not be applicable to any issuance of our common stock to WMC Holding in connection with the issuance of common stock of WMC Holding by WMC Holding to any of our officers, directors or employees. These rights will terminate upon completion of the offering.

   In addition, for as long as GTI Acquisition or any of its permitted transferees own shares of our common stock, they have the right to sell all or any portion of our common stock held by them in any registered offering of our common stock that is initiated by us or by WMC Holding, other than registered offerings in connection with securities issued in business combination transactions, pursuant to certain employee benefit plans or the offering.

Co-Investment Agreements

   In October 1999, we entered into an employment and co-investment agreement with Mr. Zakin, our Chief Executive Officer and Chairman of our board of directors, and his wholly-owned affiliate, Seaview Holdings, L.L.C. Under this agreement, Seaview Holdings purchased 1,900,000 shares of common stock of WMC Holding, and we issued warrants to purchase a total of 2,918,400 shares of our common stock at an exercise price of $.50 per share to Seaview Holdings. Warrants held by Seaview Holdings to purchase 1,140,000 of our common stock are presently exercisable. Upon completion of the offering, all of the warrants held by Seaview Holdings will become exercisable.

   In October 1999, we also entered into a co-investment agreement with Mr. Seedman, a member of our board of directors, and The Michael and Roberta Seedman Revocable Trust, of which Mr. Seedman is both trustee and a beneficiary. Under the co-investment agreement, The Seedman Revocable Trust purchased 1,900,000 shares of common stock of WMC Holding, and we issued warrants to purchase a total of 1,451,600 shares of our common stock at an exercise price of $.50 per share to The Seedman Revocable Trust. Warrants held by The Seedman Revocable Trust to purchase 570,000 shares of our common stock are presently exercisable. Upon completion of the offering, all of the warrants held by The Seedman Revocable Trust will become exercisable.

   Seaview Holdings and its transferees have generally agreed to vote all of their shares of our common stock and all of their shares of the common stock of WMC Holding in the same manner as Ripplewood Partners or WMC Holding votes on all matters acted upon at any annual or special meeting of stockholders or by written consent in place of a meeting and agrees to appoint Mr. Zakin as its proxy to vote.

   If Mr. Zakin's employment or Mr. Seedman's directorship terminates, we will have an option to purchase the shares of our common stock and the warrants to purchase shares of our common stock held by Seaview Holdings and The Seedman Revocable Trust. The purchase price for the common stock will be the fair market value of our common stock. The purchase price for the warrants will be the fair market value per share of our common stock less the exercise price per share pursuant to the warrants, multiplied by the number of shares of common stock issuable upon the exercise of the warrants.

   Generally, Seaview Holdings and The Seedman Revocable Trust may not transfer their shares of our common stock and the warrants that it owns to any third party without the consent of Ripplewood, other than transfers to Ripplewood or to us, except under the following circumstances:

  . If Ripplewood Partners wants to transfer its shares of our common stock to an unrelated third party, then Seaview Holdings and The Seedman Revocable Trust may sell a pro rata portion of their shares of our common stock and vested warrants on the same terms and at the same price as the sale with Ripplewood Partners.

  . If Ripplewood Partners wants to sell our common stock to an third party, then Ripplewood Partners can require Seaview Holdings and The Seedman Revocable Trust sell a pro rata portion of their shares of our common stock and vested warrants to the third party on the same terms and at the same price as the sale by Ripplewood Partners.

  . At any time after the offering of our common stock, Seaview Holdings and The Seedman Revocable Trust will each have the right to demand that we register their shares of our common stock. We may postpone any demand registration by Seaview Holdings or The Seedman Revocable Trust if it will interfere with any pending corporate actions or plans. In addition, if Ripplewood Partners demands that we register its shares of our common stock or if we register a public offering of our common stock, Seaview Holdings and The Seedman Revocable Trust will each have the right to register their shares of our common stock as well.

   If a transfer of shares of our common stock or warrants is made in violation of the employment and co-investment agreement with Mr. Zakin or the co-investment agreement with Mr. Seedman, or made pursuant to a forced transfer such as a death, a bankruptcy or a court order, then Ripplewood Partners has the right to purchase all the shares of our common stock or warrants from the transferee.

Promissory Notes from Officers

   Messrs. Zoufonoun, Corsentino, Tavormina, Cohen and Saefke and Ms. Huber issued promissory notes to us in the total amount of $876,150 in connection with their purchase of a total of 1,770,000 shares of common stock of WMC Holding. The notes accrue interest at a rate of 8% per year, compounded and payable annually.

   The principal amount of each of the promissory notes is payable on the earlier of:

  . the thirtieth day after we exercise a right to repurchase the employee's shares of our common stock under the employee's stockholder's agreement; and

  .  the tenth anniversary of the promissory note.

   The employees borrowing from us also entered into pledge agreements under which we take a security interest in their shares and options. Under the pledge agreement, we have the right to take their shares and options back should they default under the terms of the loan. We also have the right to require the employees to use the proceeds from the sale of any shares which were purchased with the loans to pay down the amount outstanding on their loans. If, after we have collected on the pledged shares and used the proceeds to offset the amounts owed, the borrower continues to owe us money, we can seek recourse from the employee's other personal assets or income for up to half of the principal amount of the loan.

   In addition, in connection with our acquisition of Ubiquity Communication, Inc., we assumed a promissory note between Mr. Tavormina and Ubiquity Communication in the principal amount of $29,555. The note accrues interest at a rate of 8% per year.

Management Services Agreement

   In November 1999, we entered into a management services agreement with Ripplewood Holdings, L.L.C., the general partner of Ripplewood Partners, L.P., which is one of the principal investors in WMC Holding. Under this agreement, Ripplewood Holdings agrees to provide consulting and management advisory services to us, and we agree to pay Ripplewood Holdings an annual fee equal to 1% of our net revenue. This agreement terminates upon completion of the offering.

Acquisition of Ubiquity Communication, Inc.

   On March 24, 2000, we acquired Ubiquity Communication, Inc., located in Petaluma, California. Through the acquisition, we acquired technology that will enable us to develop our point-to-multipoint systems. At the time of the acquisition, Ubiquity Communication had seven employees, including six engineers. We issued 692,772 shares of our common stock to the former owners of Ubiquity Communication and reserved 137,727 shares for issuance upon the exercise of the Ubiquity options we assumed. We accounted for the transaction using the purchase method of accounting. Accordingly, we have recorded purchased intangibles and goodwill of $6.0 million to be amortized over a three year period. We intend to treat the acquisition of Ubiquity Communication as a tax-free reorganization.

Restructuring

   Immediately prior to the completion of the offering, pursuant to a plan of reorganization, WMC Holding Corp. will transfer all of its assets and liabilities, consisting solely of shares of our Class B common stock to us in exchange for newly-issued shares of our Class A common stock. Each share of Class B common stock will be exchanged for one share of Class A common stock. After this exchange, WMC Holding will convert from a corporation to a limited liability company under Delaware law, and will change its name to WMC Holding L.L.C.

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon the closing of the offering, we will be authorized to issue up to 100,000,000 shares of Class A common stock, par value $.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $.01 per share. As of March 31, 2000, there were 692,772 shares of Class A common stock outstanding held of record by 30 stockholders and 38,000,000 shares of Class B common stock outstanding held of record by two stockholders. Immediately prior to the completion of the offering, all shares of Class B common stock will automatically convert into shares of Class A common stock at a ratio of one share of Class B common stock to one share of Class A common stock. Following
the offering, there will be     shares of Class A common stock outstanding, or
    shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding options or warrants.

Amended and Restated Certificate of Incorporation

   Our authorized capital stock will, upon the closing of the offering, consist of 100,000,000 shares of Class A common stock, 1,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock. No other class of capital stock has been authorized. The following information relates only to our amended and restated certificate of incorporation.

Class A Common Stock

   Upon the closing of the offering, we expect to have 42,562,123 shares of Class A common stock issued and outstanding, excluding shares sold in the offering.

   The holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. As of March 31, 2000, there were 30 holders of record of our Class A common stock. Our Class A common stock does not have cumulative voting rights, which means that a majority of the outstanding Class A common stock voting in the election of directors can elect all directors being elected. The holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Upon liquidation or dissolution, the holders of Class A common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of liabilities and subject to any prior rights of holders of preferred stock outstanding at the time. The holders of Class A common stock have no conversion, redemption, preemptive or subscription rights under our second amended and restated certificate of incorporation. The rights, preferences and privileges of holders of our Class A common stock are subject to the rights of the holders of any shares of any series of preferred stock which we may issue in the future.

Class B Common Stock

   Each of the 41,869,351 shares of Class B common stock currently issued and outstanding will be automatically converted into one share of Class A common stock immediately prior to completion of the offering. The Class B common stock is treated for all purposes like the Class A common stock, except that the Class B common stock has ten votes per share. The Class A and Class B common stock vote together as a single class on all matters. Upon the closing of the offering, due to the conversion of shares of Class B common stock into shares of Class A common stock, no shares of Class B common stock will be issued and outstanding.

Preferred Stock

   We have 5,000,000 shares of undesignated preferred stock authorized for issuance. Upon the closing of the offering, no shares of preferred stock will be issued or outstanding.

   Our board of directors may, without any additional action by our stockholders at the time of issuance, fix the dividend rights, and rates, conversion rights or rights of exchange, voting rights, terms of redemption and, redemption price or prices, liquidation preferences and any other rights, preferences, privileges, and restrictions of any series of preferred stock as well as the number of shares constituting any series and the designation of the series. We have no present plans to issue any shares of preferred stock.

Warrants

   In November 1999, we issued warrants to purchase a total of 2,918,400 shares of our common stock at an exercise price of $.50 per share to Seaview Holdings, Mr. Zakin's wholly-owned affiliate. As of the date of this prospectus, warrants to purchase 1,140,000 shares of our common stock held by Seaview Holdings are presently exercisable. Upon completion of the offering, all of the warrants held by Seaview Holdings will become exercisable.

   In November 1999, we issued to The Michael and Roberta Seedman Revocable Trust warrants to purchase 1,451,600 shares of our common stock at an exercise price of $.50 per share. As of the date of this prospectus, warrants to purchase 570,000 shares of our common stock held by The Seedman Revocable Trust are presently exercisable. Upon completion of the offering, all of the warrants held by The Seedman Revocable Trust will become exercisable.

Registration Rights

   Demand Registrations. After the 180-day lock-up period following the closing of the offering, the holders of 41,869,351 shares of our common stock and the holders of 4,370,000 warrants to purchase shares of our common stock will have rights to require us to register their shares for sale under the Securities Act of 1933, as amended. Following the expiration of the lock-up period, Seaview Holdings and The Seedman Revocable Trust each have the right to make two separate written demands on us to register their shares of our common stock, including the shares of common stock for which their warrants can be exercised. Ripplewood Partners and its permitted transferees each have the right to have their shares of our common stock registered pro rata with Seaview Holdings and The Seedman Revocable Trust whenever either of them makes a written demand on us to register their shares of our common stock. In addition, they will each have the right to have their shares of our common stock registered pro rata with Ripplewood Partners any time that we do a registered offering of our common stock or any time Ripplewood Partners demands that we register any of its shares of our common stock. Glenayre also has the right to include a portion of [its] shares in any registered offering of our common stock.

   All of the registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration statement and to exclude any holder's shares from a registration initiated by us for our account. We have agreed to pay the expenses of those registrations in most cases. In cases where Seaview Holdings or The Seedman Revocable Trust demand that we register their shares of our common stock, the demanding party has the right to select the underwriter, assuming the selection is reasonably satisfactory to Ripplewood Partners. However, we have the right to postpone any demand registration by Seaview Holdings or The Seedman Revocable Trust if the registered offering would interfere with a pending financing, merger, sale of assets, recapitalization or similar corporate action or with an offering of our common stock by Ripplewood Partners or any of its permitted transferees.

   Piggyback Registrations. For as long as GTI Acquisition or any of its permitted transferees own shares of our common stock, they have the right to sell all or any portion of our common stock held by them in any registered offering of our common stock that is initiated by us or by WMC Holding, other than registered offerings in connection with securities issued in business combination transactions or pursuant to certain employee benefit plans. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration.

   In addition, following the expiration of the 180-day lock-up period following the closing of a firmly underwritten registered public offering of our common stock, employee stockholders and their permitted transferees, have the right to sell all or any portion of our common stock held by them in any registered offering of our common stock that is initiated by us, WMC Holding or Ripplewood Partners. These registration rights are subject to conditions and limitations as determined in good faith by our board of directors, the board of directors of WMC Holding or by Ripplewood Partners and about which employee stockholders have received notice.

Anti-Takeover Provisions in Delaware Law and Our Amended and Restated Certificate of Incorporation

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of our voting stock. The statute could have the effect of delaying, deferring or preventing a change of control of us.

   Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected by a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws will provide that special meetings of our stockholders may be called only by a Co-Chairman of our board of directors, the Chief Executive Officer or pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of 50% of our outstanding voting stock.

   Our amended and restated certificate of incorporation also will specify that our board of directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide otherwise. In addition, our amended and restated certificate of incorporation specifies that the authorized number of directors may be changed only by resolution of our board of directors, and it does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

   Our amended and restated certificate of incorporation may only be amended with the approval of 66 2/3% of our outstanding voting stock and our bylaws may only be amended either by the board of directors or with the approval of 66 2/3% of our outstanding voting stock. Furthermore, our amended and restated certificate of incorporation will require the advance notice of stockholders' nominations for the election of directors and business brought before a meeting of stockholders. Lastly, our amended and restated certificate of incorporation will provide that a majority of the directors in office, even if less than a quorum, are entitled to fill vacancies created by resignation, death, disqualification, removal or by an increase in the size of the board.

   These provisions of our amended and restated certificate of incorporation and our bylaws could delay or discourage transactions involving an actual or potential change of control of us, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices. In addition, these provisions may limit the ability of stockholders to remove our current management or approve transactions that may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Harris Trust Company of California.

The Nasdaq Stock Market's National Market Listing

   We have applied for our common stock to be quoted on the Nasdaq National Market under the symbol "WMUX."

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

   The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock by a Non-U.S. Holder, as defined below, as of the date of this prospectus. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, the "Code", and regulations, rulings and judicial decisions under the Code. These authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

   As used herein, a Non-U.S. Holder is a person other than:

  .  (1) a citizen or resident of the United States,

  . (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision,

  . (3) an estate the income of which is subject to United States federal income taxation regardless of its source and

  .  (4) a trust

    . (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or

    . (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

   If a partnership holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding out shares, you should consult your tax advisors.

Dividends

   Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Various certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

   Through December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payer has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under United States Treasury regulations, which we refer to as the Final Regulations, a Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid back-up withholding as discussed below for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

   A Non-U.S. Holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, which we refer to as the IRS.

Gain on Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock, unless

  . (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder,

  . (2) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met, or

  . (3) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

   An individual Non-U.S. Holder described in clause (1) above will be subject to tax on its net gain under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the relevant gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its net gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for some items, unless it qualifies for a lower rate under an applicable income tax treaty.

   We believe we are not and do not anticipate becoming a U.S. real property holding corporation for United States federal income tax purposes.

   Special rules may apply to some Non-U.S. Holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and corporations that accumulate earnings to avoid U.S. federal income tax that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

   Common stock held by an individual that is not a citizen or resident of the United States, as specially defined for U.S. federal estate tax purposes, at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to the holder and the tax withheld with respect any dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

   Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. Under the Final Regulations, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of our common stock within the United States or conducted through U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder and the payor does not have actual knowledge that the beneficial owner is a United States person or the holder otherwise establishes an exemption.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the offering, there has been no public market for our common stock. The market price of our common stock could decline if our existing shareholders sell large numbers of shares of our common stock in the public market or if investors perceive that sales of large numbers of shares of our common stock could occur. These factors could make it more difficult for us to raise funds through future offerings of our common stock.

   Upon completion of the offering, there will be     shares of common stock
outstanding, or     shares if the underwriters exercise their over-allotment
option in full, assuming no exercise of outstanding options or warrants after
the date of this prospectus. Of these shares,    shares sold in the offering,
or     shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. The remaining 42,562,123 shares are restricted securities within the meaning of Rule 144. The restricted securities may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144.

   We, our officers and directors and other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these 180-day lock-up agreements at any time without notice.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of shares of common stock to the underwriters in connection with the offering;

  . the automatic conversion of our shares of Class B common stock into shares of Class A common stock;

  . the issuance of shares of Class A common stock to WMC Holding Corp. in exchange for shares of Class B common stock in connection with their reorganization as described under "Principal Shareholders;" and

  . the distribution of shares of our common stock owned by WMC Holding Corp. after it converts to a limited liability company to its members, provided that the members agree to be bound by the same restrictions set forth in the previous paragraph.

   Glenayre, which currently owns 2,045,000 shares of our common stock has entered into an agreement with us in which they have agreed that, until November 1, 2001, they will not transfer any shares of our common stock, other than in a registered offering of our common stock.

   In addition, as of March 31, 2000, there were outstanding options to purchase 4,578,227 shares of common stock and warrants to purchase 4,370,000 shares of common stock.

   Pursuant to Mr. Zakin's employment and co-investment agreement and to Mr. Seedman's co-investment agreement, Messrs. Zakin and Seedman have both agreed to provisions restricting the transferability of their shares of our common stock and warrants. For a more complete description of these restrictions, see "Material Relationships and Related Transactions--Co-Investment Agreements."

   Rule 144. In general, beginning 90 days after the date of this prospectus any person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year, including persons who are affiliates, is entitled under Rule 144 under the Securities Act to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the then-outstanding shares of our common stock, which will equal
     approximately     shares immediately after the offering; and

  . the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the seller files a notice of the sale on Form 144 with the Commission.

   Requirements relating to notice, manner of sale and the availability of current public information about us must also be met for sales under Rule 144.

   Rule 144(k). A person, or persons whose shares are aggregated, who is not and has not been our affiliate at any time during the three months immediately preceding a sale of shares of our common stock, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, would be entitled to sell the shares under Rule 144(k) under the Securities Act without regard to the volume limitations, notice requirements and other conditions of Rule 144.

   Rule 701. In general, subject to the restrictions contained in the stockholder's agreements, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory share plan or other written agreement would be eligible to sell those shares under Rule 701 under the Securities Act in the public market 90 days after the date of this prospectus in reliance on Rule 144, but without complying with all of the restrictions of Rule 144, such as the holding period. In addition, Rule 701 will apply to shares of common stock we issue upon the exercise of the options we granted before the effective date of the offering.

   We intend to file, after the effective date of the offering, a registration
statement on Form S-8 to register up to     shares of our common stock reserved
for issuance under our stock plans. The registration statement will become effective automatically upon filing. After the registration statement has been filed, shares issued under our stock plans may be sold in the open market, unless the sale is limited by the provisions of Rule 144 applicable to our affiliates, the lock-up agreements, the stockholder's agreements or other agreements restricting transferability.

   For a description of the registration rights of our stockholders, see "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has individually agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of our common stock set forth opposite the name of each underwriter.

           Names                                               Number of Shares
           -----                                               ----------------
   Salomon Smith Barney Inc. .................................
   Lehman Brothers Inc. ......................................
   CIBC World Markets Corp. ..................................
                                                                     ---
     Total....................................................
                                                                     ===

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in the offering are subject to approval of various legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Lehman Brothers Inc. and CIBC World Markets Corp. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to various
dealers at the public offering price less a concession not in excess of $   per
share. The underwriters may allow, and the dealers may reallow, a concession
not in excess of $   per share on sales to other dealers. If all the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to     additional shares of our
common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   At our request, the underwriters will reserve up to     shares of our common
stock to be sold, at the initial public offering price, to our directors, officers and employees, as well as to some of our customers and suppliers and individuals associated or affiliated with our directors, customers and suppliers. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act in connection with sales of the directed shares.

   We, our officers and directors and other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these 180-day lock-up agreements at any time without notice.

   The restrictions described in the previous paragraph do not apply to:

  . the sale of shares of common stock to the underwriters in connection with the offering;

  . the automatic conversion of our shares of Class B common stock into shares of Class A common stock;

  . the issuance of shares of Class A common stock to WMC Holding Corp. in exchange for shares of Class B common stock in connection with their reorganization as described under "Principal Shareholders;" and

  . the distribution of shares of our common stock owned by WMC Holding Corp. after it converts to be limited liability company to its members, provided that the members agree to be bound by the same restrictions set forth in the previous paragraph.

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were:

  .  our record of operation;

  .  our current financial condition;

  .  our future prospects;

  .  our markets;

  . the economic conditions in and future prospects for the industry in which we compete;

  .  our management; and

  . currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

   We cannot assure you, however, that the prices at which the shares of our common stock will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after the offering.

   We have applied for our common stock to be quoted on the Nasdaq National Market under the symbol "WMUX."

   The following table shows the underwriting discount and commissions that we will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' options to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................    $            $
     Total............................................    $            $

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of shares made to prevent or retard a decline in the market price of the shares while the offering is in progress.

   The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicated short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   Any of these activities may cause the price of shares of our common stock to be higher than it would otherwise be in the open market in the absence of these transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market or otherwise and may discontinue them at any time.

   We estimate that our total expense for the offering, excluding the
underwriting discount, will be $    million.

   The representatives or their affiliates may in the future perform various investment banking and advisory services for us from time to time, for which they will receive customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   Through affiliates of its parent company, Citigroup Inc., Salomon Smith Barney Inc. holds equity interests in Ripplewood Holdings, L.L.C., which is the general partner of Ripplewood Partners L.P., as well as limited partnership interests in Ripplewood Partners L.P.

   We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, and for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in these reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits, parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock being offered, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Statements made in this prospectus concerning other documents are not necessarily complete. The registration statement, including exhibits, financial statements and notes, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained from the Commission upon payment of fees prescribed by the Commission. Information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. These reports and other information may also be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................. F-2

Balance Sheets as of December 31, 1999 and 1998........................... F-3

Income Statements for the years ended December 31, 1999, 1998 and 1997.... F-4

Statements of Stockholders' Equity for the years ended December 31, 1999,
 1998 and 1997............................................................ F-5

Statements of Cash Flows for the years ended December 31, 1999, 1998 and
 1997..................................................................... F-6

Notes to Financial Statements............................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Western Multiplex Corporation:

   We have audited the accompanying balance sheets of Western Multiplex Corporation (a Delaware corporation, formerly known as Glenayre Western Multiplex Corporation) as of December 31, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Multiplex Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

San Jose, California
March 15, 2000

                         WESTERN MULTIPLEX CORPORATION

                                 BALANCE SHEETS
                        As of December 31, 1999 and 1998
                             (Dollars in thousands)

                                                               1999     1998
                                                             --------  -------
                           ASSETS
Current assets:
  Cash...................................................... $  1,913  $ 1,377
  Accounts receivable, net of allowances of $339 and $100...    8,830    4,936
  Inventory.................................................    5,543    6,189
  Prepaid expenses and other................................      301      331
  Deferred tax assets.......................................    1,057    1,143
                                                             --------  -------
    Total current assets....................................   17,644   13,976
Equipment and leasehold improvements, net...................    2,496    1,832
Deferred tax assets.........................................    3,882       48
Deferred financing costs....................................      748      --
Goodwill, net of accumulated amortization of $3,438 and
 $2,700.....................................................   18,552   19,290
                                                             --------  -------
    Total assets............................................ $ 43,322  $35,146
                                                             ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving line of credit.................................. $  2,000  $   --
  Long-term debt--current portion...........................    2,847      --
  Accounts payable..........................................    3,059    2,170
  Accrued liabilities.......................................    3,923    1,876
  Payable to parent company.................................    1,188      --
                                                             --------  -------
    Total current liabilities...............................   13,017    4,046
Long-term debt..............................................   19,153      --
Other long-term obligations.................................      --       286
                                                             --------  -------
    Total liabilities.......................................   32,170    4,332
                                                             --------  -------
Commitments and contingencies (Note 6)

Stockholders' equity:
  Common stock, Class A, par value $.01; authorized
   100,000,000, none issued.................................      --       --
  Common stock, Class B, par value $.01; authorized
   100,000,000, 80,000,000 issued; 38,000,000 outstanding...      800      800
  Paid-in capital...........................................   30,575   32,443
  Treasury stock............................................  (21,000)     --
  Retained earnings (deficit)...............................      777     (463)
  Less: Net receivable from Glenayre........................      --    (1,966)
                                                             --------  -------
    Total stockholders' equity..............................   11,152   30,814
                                                             --------  -------
    Total liabilities and stockholders' equity.............. $ 43,322  $35,146
                                                             ========  =======

      The accompanying notes are an integral part of these balance sheets.

                         WESTERN MULTIPLEX CORPORATION

                               INCOME STATEMENTS
              For the Years Ended December 31, 1999, 1998 and 1997
           (Dollars in thousands, except share and per share amounts)

                                              1999        1998        1997
                                           ----------  ----------  ----------
Revenue................................... $   44,750  $   32,903  $   32,108
Cost of revenue...........................     22,470      17,703      16,039
                                           ----------  ----------  ----------
    Gross profit..........................     22,280      15,200      16,069
                                           ----------  ----------  ----------
Operating expenses:
  Research and development................      5,925       4,866       4,099
  Sales and marketing.....................      6,134       4,621       3,813
  General and administrative..............      1,960       1,429       1,385
  Amortization of goodwill................        737         731         733
                                           ----------  ----------  ----------
    Total operating expenses..............     14,756      11,647      10,030
                                           ----------  ----------  ----------
    Income from operations................      7,524       3,553       6,039
Interest expense..........................       (368)        (24)        (39)
Interest income from Glenayre.............        --          --        1,039
Recapitalization costs....................     (3,050)        --          --
                                           ----------  ----------  ----------
    Income before taxes...................      4,106       3,529       7,039
Income tax provision......................      2,866       1,361       2,943
                                           ----------  ----------  ----------
    Net income............................ $    1,240  $    2,168  $    4,096
                                           ==========  ==========  ==========
Basic and diluted earnings per share...... $      .02  $      .03  $      .05
                                           ==========  ==========  ==========
Shares used to compute basic and diluted
 earnings per share....................... 73,000,000  80,000,000  80,000,000
                                           ==========  ==========  ==========


        The accompanying notes are an integral part of these statements.

                         WESTERN MULTIPLEX CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 1999, 1998 and 1997
           (Dollars in thousands, except share and per share amounts)

                                                                                            Net
                           Common Stock       Treasury Stock                              Payable
                         ----------------- ---------------------  Additional Retained   (Receivable)
                          Class B            Class B               Paid-in   Earnings       from
                           Shares   Amount   Shares      Amount    Capital   (Deficit)    Glenayre    Total
                         ---------- ------ -----------  --------  ---------- ---------  ------------ --------
Balance as of December
 31, 1996............... 80,000,000  $800          --   $    --    $32,367   $  4,905     $(3,475)   $ 34,597
 Net income.............        --    --           --        --        --       4,096         --        4,096
 Cash dividends--$.145
  per share.............        --    --           --        --        --     (11,632)        --      (11,632)
 Other..................        --    --           --        --         76        --          --           76
 Payment received from
  Glenayre..............        --    --           --        --        --         --        4,760       4,760
                         ----------  ----  -----------  --------   -------   --------     -------    --------
Balance as of December
 31, 1997............... 80,000,000   800          --        --     32,443     (2,631)      1,285      31,897
 Net income.............        --    --           --        --        --       2,168         --        2,168
 Net cash transfers to
  Glenayre..............        --    --           --        --        --         --       (3,251)     (3,251)
                         ----------  ----  -----------  --------   -------   --------     -------    --------
Balance as of December
 31, 1998............... 80,000,000   800          --        --     32,443       (463)     (1,966)     30,814
 Net income.............        --    --           --        --        --       1,240         --        1,240
 Net cash transfers to
  Glenayre..............        --    --           --        --        --         --       (3,802)     (3,802)
 Forgiveness of
  receivable from
  Glenayre..............        --    --           --        --     (5,768)       --        5,768         --
 Common stock redemption
  related to
  recapitalization......        --    --   (42,000,000)  (21,000)      --         --          --      (21,000)
 Deferred tax asset
  recognized upon
  recapitalization and
  related tax election..        --    --           --        --      3,900        --          --        3,900
                         ----------  ----  -----------  --------   -------   --------     -------    --------
Balance as of December
 31, 1999............... 80,000,000  $800  (42,000,000) $(21,000)  $30,575   $    777     $   --     $ 11,152
                         ==========  ====  ===========  ========   =======   ========     =======    ========


        The accompanying notes are an integral part of these statements.

                         WESTERN MULTIPLEX CORPORATION

                            STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1999, 1998 and 1997
                             (Dollars in thousands)

                                                      1999     1998     1997
                                                    --------  -------  -------
Cash flows from operating activities:
  Net income....................................... $  1,240  $ 2,168  $ 4,096
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Recapitalization costs.........................    3,050      --       --
    Depreciation and amortization..................    1,324    1,409    1,522
    Provision for bad debt.........................      239      --       --
    Deferred taxes.................................      152     (338)    (426)
    Assets and liabilities:
      Accounts receivable..........................   (4,133)  (1,084)     644
      Inventory....................................      646   (1,238)  (1,179)
      Prepaid expenses and other...................       30      (88)     (89)
      Accounts payable and accrued liabilities.....    2,936    1,435    3,498
      Payable to Parent Company....................    1,188      --       --
      Other long-term obligations..................     (286)     (34)     120
                                                    --------  -------  -------
        Net cash provided by operating activities..    6,386    2,230    8,186
                                                    --------  -------  -------
Cash flows from investing activities:
  Purchases of equipment and leasehold
   improvements....................................   (1,218)    (659)    (717)
                                                    --------  -------  -------
        Net cash used in investing activities......   (1,218)    (659)    (717)
                                                    --------  -------  -------
Cash flows from financing activities:
  Net proceeds from issuance of long-term debt.....   21,220      --       --
  Net borrowings on line of credit.................    2,000      --       --
  Net cash transfers to Glenayre...................   (3,802)  (3,251)  (6,872)
  Contributed capital adjustments..................      --       --        76
  Payment for purchase of treasury stock...........  (21,000)     --       --
  Recapitalization costs...........................   (3,050)     --       --
                                                    --------  -------  -------
        Net cash used in financing activities......   (4,632)  (3,251)  (6,796)
                                                    --------  -------  -------
Net increase (decrease) in cash....................      536   (1,680)     673
Cash, beginning of period..........................    1,377    3,057    2,384
                                                    --------  -------  -------
Cash, end of period................................ $  1,913  $ 1,377  $ 3,057
                                                    ========  =======  =======
Supplemental Disclosures:
  Cash paid during the year for:
    Interest....................................... $    190  $    24  $    39
                                                    ========  =======  =======
    Income taxes................................... $     39  $    11  $    12
                                                    ========  =======  =======

        The accompanying notes are an integral part of these statements.

                         WESTERN MULTIPLEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.Organization and Operations of the Company

   Western Multiplex Corporation (the "Company") was founded in 1979 in Sunnyvale, California. In 1992, the Company launched the Lynx broadband wireless access systems, which are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. In 1999, the Company introduced the Tsunami broadband wireless access systems, which are primarily used by service providers, businesses and other enterprises to expand or establish private networks carrying Internet traffic among multiple facilities.

   The Company was acquired by GTI Acquisition Corporation ("GTI") in 1995, a wholly-owned subsidiary of Glenayre Technologies Inc. ("Glenayre").

   Effective November 1, 1999, a recapitalization of the Company was executed that included the following transactions, in accordance with the terms of the Amended and Restated Acquisition Agreement by and among GTI Acquisition Corp., Glenayre Technologies, Inc., Western Multiplex Corporation and WMC Holding Corp. dated September 30, 1999 (the "Agreement"):

  . The Company borrowed $22.0 million under two term loan arrangements and drew down $2.0 million on a $10.0 million revolving credit facility with Credit Suisse First Boston.

  . The Company redeemed 42 million shares of Class B common stock from GTI for $21.0 million of the 80 million then outstanding shares.

  . WMC Holding Corp. ("Purchaser") acquired approximately 36 million shares of Class B common stock from GTI, or approximately 94.6% of the remaining outstanding shares of the Company, for approximately $16.5 million.

  . The Company incurred approximately $0.8 million in financing costs that were capitalized and $3.1 million in transaction costs related to the equity transactions that were classified as recapitalization costs, a non-operating expense in the income statement for 1999.

2.Summary of Significant Accounting Policies

 Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash

   Cash consists of cash in bank deposit accounts.

 Revenue Recognition

   Revenue from product and part sales is recognized when all of the following conditions are met: the product has been shipped, the Company has the right to invoice the customer at a fixed price, the collection of the receivable is probable and there are no significant obligations remaining. Provisions to revenue and cost of revenue are made at the time revenue is recognized for estimated return and warranty costs, respectively.

   The Company also provides certain services and, rental units to customers to support their products. Revenue from services and rentals are recognized over the period for which such services are performed or over the period of the rental, as applicable. Revenue from such activities was less than 9% of total revenue for all periods presented.

                         WESTERN MULTIPLEX CORPORATION

 Inventory

   Inventory is stated at the lower of cost (first-in, first-out), consisting of materials, labor and overhead or market and consists of the following (in thousands):

                                                                   December 31,
                                                                   -------------
                                                                    1999   1998
                                                                   ------ ------
     Raw materials................................................ $1,327 $1,932
     Work-in-process..............................................  2,079  2,966
     Finished goods...............................................  2,137  1,291
                                                                   ------ ------
                                                                   $5,543 $6,189
                                                                   ====== ======

 Equipment and Leasehold Improvements

   Equipment is recorded at cost and depreciated using the straight-line method based upon the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are recorded at cost and are amortized over the estimated lives of the improvements or the term of the lease, whichever is shorter. Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred.

 Goodwill

   Goodwill represents the excess of cost over the fair market value of net assets acquired. Goodwill pushed down from the 1995 acquisition of the Company by GTI totals $22.0 million. The goodwill is being amortized on a straight-line basis over its estimated useful life of 30 years, or $0.7 million per year. The carrying amount of goodwill would be reviewed if facts and circumstances suggest that it may be impaired. If the review indicates that goodwill would not be recoverable, as determined based on the expected future undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the goodwill would be reduced by the estimated shortfall. No such writedowns of goodwill have been recorded by the Company in any of the periods presented.

 Segment Reporting

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.
131). SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment: providing wireless access products. Revenues by geographic area are attributed to the country from which the sale is made. To date, all of the Company's transactions have originated in one geographic location, the United States, even though many of the Company's customers may operate in foreign as well as domestic markets.

 Major Customers

   One customer accounted for 19% of total revenue in 1999. No other customers accounted for more than 10% of total revenue in 1999, 1998 or 1997.

 Research and Development

   Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. During a portion of 1997 and 1998, a Glenayre affiliate provided to the Company certain research and development resources to assist in product development (see Note
9).

                         WESTERN MULTIPLEX CORPORATION

 Earnings Per Share of Common Stock

   Basic and diluted net income per share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). Basic earnings per share under SFAS 128 were computed using the weighted average number of shares outstanding of 73,000,000 in 1999, 80,000,000 in 1998 and 1997. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming dilutive stock options and warrants using the treasury stock method. For 1999, the treasury stock method resulted in no dilutive securities and, accordingly basic and dilutive earnings per share were the same. The Company granted 2,660,000 and 684,000 contingently exercisable warrants and options, respectively, in 1999 which were not included in the weighted average number of shares outstanding for the calculation of diluted earnings per share.

 Recent Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. To date, the Company has not entered into any derivative financial instrument contracts. Thus, the Company anticipates that SFAS No. 133 will not have a material impact on its financial statements.

3.Equipment and Leasehold Improvements

   Equipment and leasehold improvements consisted of the following (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
     Production, engineering and testing equipment............ $ 3,397  $ 2,974
     Office and computer equipment............................   1,458      736
     Leasehold improvements...................................     667      594
                                                               -------  -------
                                                                 5,522    4,304
     Less: Accumulated depreciation and amortization..........  (3,026)  (2,472)
                                                               -------  -------
     Equipment and leasehold improvements, net................ $ 2,496  $ 1,832
                                                               =======  =======

4.Accrued Liabilities

   Accrued liabilities consist of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
     Accrued payroll and related benefits........................ $1,523 $  901
     Accrued warranty costs......................................    444    300
     Income taxes payable........................................    599    --
     Accrued interest............................................    178    --
     Customer deposits...........................................    269    128
     Deferred rent expense.......................................    144    103
     Other.......................................................    766    444
                                                                  ------ ------
       Total..................................................... $3,923 $1,876
                                                                  ====== ======

                         WESTERN MULTIPLEX CORPORATION

5.Long-Term Debt

   On November 1, 1999, the Company entered into a credit agreement with Credit Suisse First Boston, as agent. Long-term debt obligations under the credit agreement, less current portion due within one year, are summarized as follows (in thousands):

                                                                   1999   1998
                                                                  ------- -----
     Term note A, interest at LIBOR plus 2.50% or prime plus
      1.50%, as periodically elected by the Company (9.0% at
      December 31, 1999), maturing in November 2002.............. $10,000 $ --
     Term note B, interest at LIBOR plus 5.00% or prime plus
      4.00%, as periodically elected by the Company (11.5% at
      December 31, 1999), maturing in November 2004..............  12,000   --
                                                                  ------- -----
                                                                   22,000   --
     Less: Current portion due within one year ..................   2,847   --
                                                                  ------- -----
       Total long-term debt...................................... $19,153 $ --
                                                                  ======= =====

   The credit agreement also included a $10 million revolving credit facility maturing in 2002. Interest rates for the borrowings under the revolving credit facility are at LIBOR plus 2.5% or prime plus 1.5%, as periodically elected by the Company. At December 31, 1999, there were $2.0 million of borrowings outstanding under the agreement. The weighted average interest rate on the revolving line of credit for the two months outstanding in 1999 was 8.5%.

   The term notes and revolving credit facility are secured by substantially all of the assets of the Company. The loans also include certain financial covenants, as follows: maximum leverage of no more than 4.5 for fiscal 2000 declining to 3.5 for fiscal 2001 and thereafter; minimum interest coverage ratio of 2.5 for fiscal 2000 increasing to 3.5 for fiscal 2002 and thereafter; minimum fixed charge ratio 1.05 through fiscal 2001 increasing to 1.10 thereafter; minimum EBITDA of $5.5 million through fiscal 2001 increasing to $9.5 million in fiscal 2001; quick ratio of at least 1.25 through fiscal 2001 increasing to 1.50 thereafter.

   Maturities of long-term debt were as follows (in thousands):

     Year Ending December 31,
         2000........................................................... $ 2,847
         2001...........................................................   3,756
         2002...........................................................   3,756
         2003...........................................................     120
         2004...........................................................  11,521
                                                                         -------
                                                                         $22,000
                                                                         =======

   The Company may prepay the term notes at any time upon adequate notice to the lender. The term notes also call for mandatory prepayments in the event of an initial public offering of the Company.

   The fair value of the long-term debt and borrowings under the revolving credit facility approximates the carrying amounts at December 31, 1999.

                         WESTERN MULTIPLEX CORPORATION

6.Commitments and Contingencies

 Operating Leases

   The Company leases its facilities under noncancellable operating lease agreements expiring at various dates through July 2006. Rent expense for the operating leases was approximately $559,000, $558,000 and $549,000 in 1999, 1998 and 1997, respectively. Future minimum lease payments under all noncancellable operating lease agreements as of December 31, 1999 are summarized as follows (in thousands):

     2000................................................................ $  549
     2001................................................................    590
     2002................................................................    631
     2003................................................................    630
     2004................................................................    630
     Thereafter..........................................................    947
                                                                          ------
                                                                          $3,977
                                                                          ======

 Employment Agreements and Change of Control Provisions

   The Company has entered into employment agreements with six of its officers to provide for payments of their base salaries for a period of up to twelve months plus bonuses in the event employment is terminated without cause or if the employer terminates employment with good reason, as defined. A change of control does not qualify as a good reason for terminating employment. Officers' annual salaries range from approximately $50,000 to $175,000.

   In addition, in the event of a change of control, all outstanding options become fully vested and exercisable immediately prior to the change of control for one of the officers.

7.Income Taxes

   The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized.

   The components of the provision for income taxes for the years ended December 31, 1999 and 1998 are as follows:

                                                           1999   1998    1997
                                                          ------ ------  ------
     Federal
       Current........................................... $2,402 $1,610  $3,163
       Deferred..........................................    241   (354)   (378)
     State
       Current...........................................    212    143     180
       Deferred..........................................     11    (38)    (22)
                                                          ------ ------  ------
                                                          $2,866 $1,361  $2,943
                                                          ====== ======  ======

                         WESTERN MULTIPLEX CORPORATION

   The provision for income taxes differs from the amounts which would result by applying the applicable statutory Federal income tax rate to income before taxes, as follows (in thousands):

                                                            1999   1998   1997
                                                           ------ ------ ------
     Provision at Federal statutory rate of 35%........... $1,437 $1,235 $2,464
     Increases in taxes resulting from:
       State income taxes, net of Federal benefit.........    143     85    141
       Nondeductible recapitalization costs...............  1,068    --     --
       Other..............................................    218     41    338
                                                           ------ ------ ------
         Total provision.................................. $2,866 $1,361 $2,943
                                                           ====== ====== ======

   The major components of the net deferred tax asset are as follows (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   1998
                                                                  ------ ------
     Deferred Tax Assets:
       Tax goodwill amortization in excess of book............... $3,826 $  --
       Inventory reserve.........................................    558    818
       Warranty reserve..........................................    164    111
       Other reserves and accruals...............................    346    357
       Other.....................................................     45     64
                                                                  ------ ------
         Total deferred tax asset................................  4,939  1,350
     Deferred Tax Liability:
       Deferred income...........................................    --    (159)
                                                                  ------ ------
         Net deferred tax asset.................................. $4,939 $1,191
                                                                  ====== ======

   Prior to the recapitalization, the Company had a tax sharing agreement with Glenayre. The principal provisions of the method by which the consolidated amount of current and deferred tax expense was allocated to members of the group (including the Company) were based on the results of each member as if each were a stand-alone entity. The Company had a payable to Glenayre as of December 31, 1998 for $1.7 million related to Federal and state income taxes, which was effectively remitted to Glenayre at the date of the recapitalization.

   The Company intends to make a tax election to treat the share purchase by WMC Holding Corp. as an asset purchase for Federal income taxes in accordance with the terms of the Agreement. As a result of the recapitalization, the Company recorded a deferred tax asset of approximately $3.9 million with a corresponding increase to paid-in capital.

8.Stockholders' Equity

 Common Stock

   The Company's common stock consists of Class A and Class B common stock. Holders of Class A common stock are entitled to one vote per share; holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the election of the shareholder or automatically in the event of an initial public offering of the Company. As of December 31, 1999, there were no shares of Class A common stock issued or outstanding.

                         WESTERN MULTIPLEX CORPORATION

   In conjunction with the recapitalization transaction discussed in Note 1, the Company repurchased 42,000,000 shares of Class B common stock for $21.0 million from Glenayre. The repurchased shares are held as treasury shares as of December 31, 1999.

 Warrants

   In connection with the recapitalization discussed in Note 1, the Company issued 4,370,000 warrants to a holding company, owned by the CEO of the Company, and a trust, of which a director of the Company is trustee and beneficiary. Each new warrant is convertible into one share of Class A common stock of the Company at an exercise price of $.50 per share. The warrants expire on the tenth anniversary from date of issuance. Of the total warrants issued, 1,710,000 are exercisable at any time prior to the expiration; 760,000 are exercisable in the event of a qualifying triggering event, including an initial public offering or sale of the Company for an amount exceeding five times the exercise price in years one through three after the recapitalization, increasing to approximately seventy times exercise price in year eight; 1,900,000 exercisable in the event of a qualifying triggering event for an amount exceeding ten times the exercise price in years one to three following the recapitalization, increasing to four hundred times the exercise price in year eight.

 Stock Split

   In connection with the recapitalization transaction discussed in Note 1, the Company increased the number of authorized shares for Class A common stock and Class B common stock to 100,000,000 common shares each and effected an 80,000-for-1 stock split of the then 1,000 outstanding Class B common shares. All share and per share amounts have been restated to retroactively reflect this stock split for all periods presented.

 1999 Stock Incentive Plan

   In November 1999, the Company adopted the 1999 Stock Incentive Plan (the "1999 Plan") for key employees, officers, directors, and consultants. The Company has reserved for issuance 6,000,000 shares of Class A common stock under the 1999 Plan. The type of awards that may be made under the 1999 Plan are incentive stock options, non-qualified options, stock appreciation rights, and other stock-based awards.

   The exercise price for stock options may not be less than 100% of the fair market value of the Company's common stock on the date of the grant (110% for any option granted to any stockholder who owns more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation), as determined by the Compensation Committee. An option may not vest at less than 20% per year over five years, as determined by the Compensation Committee.

   During November 1999, the Company granted 2,688,000 options to employees with an exercise price of $.50 per share and a three year vesting period. As of December 31, 1999, all of the options granted remained outstanding, none of the options were exercisable and the weighted average useful life was approximately
9.9 years. The Company also granted to employees approximately 684,000 options that become exercisable in the event of an initial public offering of the Company. As of December 31, 1999, all of the options granted remained outstanding, none of the options were exercisable and the weighted average useful life was approximately 9.9 years.

   The Company follows the provisions of SFAS No. 123, which calls for companies to measure employee stock compensation expense based on the fair value method of accounting. As allowed by SFAS No. 123, the Company elected the continued use of APB Opinion No. 25, with pro forma disclosure of net loss determined as if the fair value method had been applied in measuring compensation cost. Had compensation cost for the

                         WESTERN MULTIPLEX CORPORATION

Company's stock based compensation awards been determined under the fair value method consistent with SFAS No. 123, the Company's net income would have decreased by $369,000 for 1999. Basic and diluted earnings per share would decrease to $.01 per share for 1999. The fair value of the options was estimated on the date of grant using the Black-Scholes option valuation model assuming: risk-free interest rate of 6.07%, average expected life of option of 4 years, dividend yield of 0% and volatility of 0.01%.

9.Related Party Transactions

   The Company was a wholly-owned subsidiary of GTI from April 25, 1995 through October 31, 1999. Over that period, a variety of costs were incurred by GTI and its affiliates on behalf of the Company. The costs directly attributable to the Company have been charged to the Company in the period such costs were incurred and included in the accompanying income statements. In addition to those charges, certain other indirect costs were incurred by GTI and its affiliates, as follows:

  .Beginning in 1997 through February 1998, the Company and a GTI affiliate jointly developed a product. The resulting technology was jointly shared by both entities upon completion. Glenayre's estimated labor and materials costs during 1997 and 1998 were approximately $67,000 and $639,000, respectively. The costs incurred by the affiliate were not charged to the Company and, accordingly, are not reflected in the accompanying income statement.

  .Glenayre and affiliates shared certain services to assist the Company in international sales, marketing and customer support services. The estimated costs of such services were approximately $20,000, $485,000 and $896,000 for 1999, 1998 and 1997, respectively. These costs were not charged to the Company and, accordingly, are not reflected in the accompanying income statement.

  . Glenayre and affiliates have provided or incurred certain other costs for various administrative services through the date of the recapitalization, all of which may not have been allocated to or included in the financial statements of the Company. Administrative services included, preparation of certain tax returns, employee benefits planning and administration, limited general accounting and limited legal services.

   During 1998 and a portion of 1999, the Company transferred cash to Glenayre. These transfers were recorded by the Company as related party accounts receivable. Because the account receivable from Glenayre was ultimately forgiven as part of the recapitalization transaction in 1999, the net receivable from Glenayre of $2.0 million as of December 31, 1998 was reflected as a contra-equity account in the accompanying balance sheet.

   One of the principal investors in WMC Holding Corp. also provides consulting and management advisory services to the Company beginning November 1, 1999. The Company was charged 1% of net revenue, or $0.1 million for the two-month period ended December 31, 1999. The fee has been reflected as a component of general and administrative expenses in the income statement for 1999. Upon the successful completion of an initial public offering ("IPO") of the Company, such management fee charges will be terminated prospectively from the effective date of the IPO. The same investor also charged the Company $1.7 million for fees and expenses associated with the recapitalization transactions during 1999. These costs, along with the attorneys, accountants and other fees all totaling $3.1 million, were classified as recapitalization costs, a non-operating expense in the income statement for 1999.

   The Company had a non-interest bearing demand note payable to WMC Holding Corp. as of December 31, 1999 totaling $1.2 million.

                         WESTERN MULTIPLEX CORPORATION

10.Subsequent Events (Unaudited)

 Stock Subscription Agreements

   Beginning in January 2000, WMC Holding Corp. entered into stock subscription agreements with certain key employees, officers, directors, and consultants of the Company. As of March 31, 2000, WMC Holding Corp. had issued 3,869,351 shares of common stock. WMC Holding Corp. will use the proceeds of this offering to buy newly issued shares of the Company on a one for one basis.

 Acquisition of Ubiquity Communication, Inc.

   On March 24, 2000, the Company acquired Ubiquity Communication, Inc. (Ubiquity), located in Petaluma, California. Ubiquity, is a development stage company, which designs and develops point-to-multipoint broadband wireless systems. The Company issued 692,772 shares of Class A common stock in the acquisition and reserved 137,726 shares for issuance upon the exercise of the Ubiquity options assumed. The Company granted to certain Ubiquity employees an additional 350,000 options at an exercise price of $.50 under the 1999 Stock Incentive Plan. Additionally, certain Ubiquity employees purchased 300,000 shares of WMC Holding Corp. under the Employee Stock Purchase Plan.

   The acquisition was accounted for as a purchase transaction. Purchased intangibles and goodwill related to the acquisition totaled approximately $6.0 million and will be amortized on a straight-line basis over its estimated useful life of three years.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Shares
                         Western Multiplex Corporation

                              Class A Common Stock

                            [WESTERN MULTIPLEX LOGO]

                                   --------
                                   PROSPECTUS
                                        , 2000
                                   --------

                              Salomon Smith Barney
                                Lehman Brothers
                               CIBC World Markets


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the fees and expenses to be paid by us in connection with the issuance and distribution for the securities being registered hereunder. Except for the Securities and Exchange Commission registration fee and the NASD fee, all amounts are estimates.

           Description                                                  Amount
           -----------                                                  -------
   Securities and Exchange Commission registration fee................. $30,360
   The Nasdaq National Market listing fee..............................  81,625
   National Association of Securities Dealers, Inc. filing fee.........  12,000
   Legal fees and expenses.............................................
   Accounting fees and expenses........................................
   Printing and engraving fees and expenses............................
   Blue Sky fees and expenses..........................................
   Transfer Agent fees and expenses....................................
   Miscellaneous expenses..............................................
                                                                        -------
     Total............................................................. $
                                                                        =======

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnities to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) and the Registrant's Amended and Restated By-laws (Exhibit 3.2 hereto) will provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware law. In addition, the Registrant's Amended and Restated Certificate of Incorporation will provide that a director of the Registrant will not be personally liable to the Registrant or the Registrant's stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such a limitation on liability is not permitted under the Delaware General Corporation Law. The Registrant has also entered into employment agreements (Exhibits 10.1, 10.3, 10.5, 10.8, 10.10, and 10.12 hereto) with some of its officers and directors which provide for their indemnification with respect to certain matters. The Underwriting Agreement (Exhibit 1.1) also will provide for cross-indemnification among the Registrant and the Underwriters with respect to certain matters, including matters arising under the Securities Act. The Registrant has purchased directors' and officers' liability insurance for all of our directors and executive officers.

Item 15. Recent Sales of Unregistered Securities.

   Since January 1, 1997, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

     1. On November 1, 1999, the Registrant issued 80,000,000 shares of our Class B common stock to GTI Acquisition Corp. in connection with a recapitalization. These shares replaced the 1,000 shares of common stock held by GTI Acquisition Corp. immediately prior to the recapitalization.

     2. On March 24, 2000, the Registrant issued an aggregate of 692,772 shares of Class A common stock to the shareholders of Ubiquity
  Communications Inc. in connection with the Registrant's acquisition of Ubiquity Communications.

   The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, the issuances described in Items 4, 5, 7 and 8 above were deemed exempt from registration under the Securities Act in reliance upon Rule 701 under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about Western Multiplex.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

   The following exhibits are filed pursuant to Item 601 of Regulation S-K.

 Exhibit No.                       Description of Exhibit
 -----------                       ----------------------
     1.1*    Form of Underwriting Agreement.

     2.1*    Amended and Restated Acquisition Agreement, dated as of September
             30, 1999, by and among GTI Acquisition Corp., Glenayre
             Technologies, Inc., the Registrant and WMC Holding Corp.

     2.2* Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.

     3.1*    Amended and Restated Articles of Incorporation of the Registrant.

     3.2*    Amended and Restated By-laws of the Registrant.

     4.1*    Form of Registrant's Class A Common Stock Certificate.

     4.2*    Stockholders' Agreement, dated as of October 31, 1999, among
             Western Multiplex Corporation, WMC Holding Corp., GTI Acquisition
             Corp. and Glenayre Technologies, Inc.

     5.1* Opinion of Simpson Thacher & Bartlett as to the legality of the common stock being registered.

    10.1*    Employment and Co-Investment Agreement, dated as of October 31,
             1999, among Ripplewood Partners L.P., UMC Holding Corp., Seaview
             Holdings L.L.C., the Registrant and Jonathan N. Zakin.

    10.2*    Co-Investment Agreement, dated as of October 31, 1999, among
             Ripplewood Partners L.P., WMC Holding Corp., The Michael and
             Roberta Seedman Revocable Trust, Michael Seedman and the
             Registrant.

    10.3* Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.

    10.4*    Subscription and Employee Stockholder's Agreement, dated as of
             January 31, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Amir Zoufonoun.

    10.5* Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.

    10.6*    Subscription and Employee Stockholder's Agreement, dated as of
             February 16, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Nancy Huber.

    10.7*    Subscription and Employee Stockholder's Agreement, dated as of
             February 25, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Fred Consentino.

 Exhibit No.                       Description of Exhibit
 -----------                       ----------------------
   10.8*     Employment Agreement, dated March 24, 2000, by and between the
             Registrant and Joseph Tavormina.

   10.9*     Subscription and Employee Stockholder's Agreement, dated as of
             March 24, 2000, among WMC Holding Corp., Ripplewood Partners, L.P.
             and Joseph Tavormina.

   10.10* Employment Agreement, dated as of February 23, 2000 by and between the Registrant and Hanan Cohen.

   10.11*    Subscription and Employee Stockholder's Agreement, dated as of
             January 31, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Hanan Cohen.

   10.12* Employment Agreement, dated as of February 23, 2000 by and between the Registrant and John Saefke.

   10.13*    Subscription and Employee Stockholders Agreement, dated as of
             January 31, 2000; among WMC Holding Corp., Ripplewood Partners,
             L.P. and John Saefke.

   10.14* 1999 Western Multiplex Corporation Stock Incentive Plan and Form of Stock Incentive Agreement.

   10.15*    Western Multiplex Corporation 2000 Stock Option Plan for Non-
             Employee Directors.

   10.16* Stocking Distributor Agreement by and between the Registrant and Somera Communications Inc.

   10.17*    Credit Agreement, dated as of November 1, 1999, among the
             Registrant, Credit Suisse First Boston as Agent and the several financial institutions from time to time party to the agreement.

   10.18* Assignment and Assumption Agreement, dated October 18, 1999, and between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc.
             and Yercaf N.V.

   10.19*    Lease, dated February 27, 1998, between Ubiquity Communication,
             Inc. and G&W/Copley Redwood Business Park, L.P.

   23.1      Consent of Independent Public Accountants.

   23.2*     Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).

   24.1      Power of Attorney (included on signature page to the Registration
             Statement).

   27.1      Financial Data Schedule.

--------
* To be filed by amendment.

   (b) Financial statement schedules:

   Schedule II--Valuation and Qualification Accounts and Reserves

            Report of Independent Public Accountants on Schedule II

To Western Multiplex Corporation:

   We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Western Multiplex (a Delaware corporation) included in this registration statement and have issued our report thereon dated March 15, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in 16(b) above is the responsibility of the Company's management, is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

San Jose, California
March 15, 2000

                         Western Multiplex Corporation

         Schedule II -- Valuation and Qualifying Accounts and Reserves
                                 (in thousands)

                                 Balance at    Additions             Balance at
                              the Beginning of Charged to            the End of
                                  the Year      Expense   Deductions  the Year
                              ---------------- ---------- ---------- ----------
Allowance for doubtful
 accounts
  Year ended December 31,
   1997......................       $100          $--       $ --        $100
  Year ended December 31,
   1998......................        100           --         --         100
  Year ended December 31,
   1999......................        100           239        --         339

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement and any amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized, on April 20, 2000.

                                          Western Multiplex Corporation

                                                   /s/ Jonathan N. Zakin
                                          By: _________________________________
                                                     Jonathan N. Zakin
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nancy Huber, Amir Zoufonoun and Jeffrey M. Hendren, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments to the Registration Statement, including post-effective amendments, and registrations filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does grant unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on April 20, 2000 by the following persons in the capacities indicated on April 20, 2000:

                 Signature                                     Title
                 ---------                                     -----

           /s/ Jonathan N. Zakin            Co-Chairman, Chief Executive Officer and
___________________________________________  Director (Principal Executive Officer)
             Jonathan N. Zakin

              /s/ Nancy Huber               Chief Financial Officer (Principal
___________________________________________  Financial Officer) and Vice President,
                Nancy Huber                  Finance (Principal Accounting Officer)

            /s/ Amir Zoufonoun              President, Chief Operating Officer and
___________________________________________  Director
              Amir Zoufonoun

            /s/ Michael Seedman             Director
___________________________________________
              Michael Seedman

          /s/ Timothy C. Collins            Director
___________________________________________
            Timothy C. Collins

          /s/ Jeffrey M. Hendren            Director
___________________________________________
            Jeffrey M. Hendren

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
    1.1*     Form of Underwriting Agreement.

    2.1*     Amended and Restated Acquisition Agreement, dated as of September
             30, 1999, by and among GTI Acquisition Corp., Glenayre
             Technologies, Inc., the Registrant and WMC Holding Corp.

    2.2* Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Registrant and WMC Holding Corp.

    3.1*     Amended and Restated Articles of Incorporation of the Registrant.

    3.2*     Amended and Restated By-laws of the Registrant.

    4.1*     Form of Registrant's Class A Common Stock Certificate.

    4.2*     Stockholders' Agreement, dated as of October 31, 1999, among
             Western Multiplex Corporation, WMC Holding Corp., GTI Acquisition
             Corp. and Glenayre Technologies, Inc.

    5.1* Opinion of Simpson Thacher & Bartlett as to the legality of the common stock being registered.

   10.1*     Employment and Co-Investment Agreement, dated as of October 31,
             1999, among Ripplewood Partners L.P., UMC Holding Corp., Seaview
             Holdings L.L.C., the Registrant and Jonathan N. Zakin.

   10.2*     Co-Investment Agreement, dated as of October 31, 1999, among
             Ripplewood Partners L.P., WMC Holding Corp., The Michael and
             Roberta Seedman Revocable Trust, Michael Seedman and the
             Registrant.

   10.3* Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.

   10.4*     Subscription and Employee Stockholder's Agreement, dated as of
             January 31, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Amir Zoufonoun.

   10.5* Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.

   10.6*     Subscription and Employee Stockholder's Agreement, dated as of
             February 16, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Nancy Huber.

   10.7*     Subscription and Employee Stockholder's Agreement, dated as of
             February 25, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Fred Consentino.

   10.8*     Employment Agreement, dated March 24, 2000, by and between the
             Registrant and Joseph Tavormina.

   10.9*     Subscription and Employee Stockholder's Agreement, dated as of
             March 24, 2000, among WMC Holding Corp., Ripplewood Partners, L.P.
             and Joseph Tavormina.

   10.10* Employment Agreement, dated as of February 23, 2000 by and between the Registrant and Hanan Cohen.

   10.11*    Subscription and Employee Stockholder's Agreement, dated as of
             January 31, 2000, among WMC Holding Corp., Ripplewood Partners,
             L.P. and Hanan Cohen.

   10.12* Employment Agreement, dated as of February 23, 2000 by and between the Registrant and John Saefke.

   10.13*    Subscription and Employee Stockholders Agreement, dated as of
             January 31, 2000; among WMC Holding Corp., Ripplewood Partners,
             L.P. and John Saefke.

   10.14* 1999 Western Multiplex Corporation Stock Incentive Plan and Form of Stock Incentive Agreement.

 Exhibit No.                            Description
 -----------                            -----------
   10.15*    Western Multiplex Corporation 2000 Stock Option Plan for Non-
             Employee Directors.

   10.16* Stocking Distributor Agreement by and between the Registrant and Somera Communications Inc.

   10.17*    Credit Agreement, dated as of November 1, 1999, among the
             Registrant, Credit Suisse First Boston as Agent and the several financial institutions from time to time party to the agreement.

   10.18* Assignment and Assumption Agreement, dated October 18, 1999, and between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc.
             and Yercaf N.V.

   10.19*    Lease, dated February 27, 1998, between Ubiquity Communication,
             Inc. and G&W/Copley Redwood Business Park, L.P.

   23.1      Consent of Independent Public Accountants.

   23.2*     Consent of Simpson Thacher & Bartlett (contained in Exhibit 5.1).

   24.1      Power of Attorney (included on signature page to the Registration
             Statement).

   27.1      Financial Data Schedule.

--------
* To be filed by amendment.